
PIN # 3284

Leading the Charge

FIRST DATA CORPORATION 2003 ANNUAL REPORT

FINANCIAL *highlights*

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3.5 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With more than 30,000 employees worldwide, the company provides credit, debit, retail, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders, official checks and check processing and verification services worldwide. Its Western Union and Orlandi Valuta money transfer networks include approximately 182,000 agent locations in more than 195 countries and territories.

Year Ended December 31, from continuing operations *(in millions, except per share data)*	2003	2002	2001
Revenues	$8,400	$7,503	$6,602
Net Income*	$1,394	$1,232	$ 989
Earnings Per Share*	$ 1.86	$ 1.60	$ 1.24
Operating Cash Flow	$1,958	$1,889	$1,400


$6.6
$8.4
01
03

REVENUE ($B)


$1.4
$2.0
01
03

OPERATING CASH FLOW *from continuing operations* ($B)


$1.24
$1.86
01
03

EARNINGS PER SHARE *from continuing operations**

* *Excludes goodwill amortization as required by SFAS 142*

In Your Best Interest



DEAR FELLOW SHAREHOLDERS,

When we announced our transaction with Concord, in effect adding the STAR® network to our own, I said that the acquisition would stimulate competition and benefit everyone involved in the payments industry. Now that the merger is complete, and we're integrating Concord's capabilities with our own, I'm even more convinced that First Data is better positioned and more capable of creating new levels of value for all those we partner with and serve—the banks, the merchants and consumers who use our services and, ultimately, our shareholders.

Look carefully at the total payments system and you quickly realize that First Data's core competencies extend throughout, and in many instances help define, the entire industry. First Data moves trillions of dollars through the global economy each and every year. In 2003 alone, we moved 25 billion transactions. Western Union transferred about 14 percent of the estimated $151 billion of remittances around the world. In 2003, First Data's earnings per share from continuing operations increased 16 percent to $1.86. Revenue increased 12 percent to $8.4 billion. Cash flow from operations reached an impressive $2.0 billion, which was 1.4 times our net income.

Examine our track record of leadership, and three defining characteristics stand out—unity of purpose, dedication to performance, and the scope of our enterprise capabilities. We see our company as the single-source provider of services and solutions that, in one way or another, advance the best interests of practically everyone involved with the payments industry. These unique characteristics promote choice, voice and innovation.

By now our merger with Concord may seem like old news, but let me draw your attention to the deeper significance of this transaction because it marks yet another watershed moment for First Data.

TURNING POINT

We're moving into a new era, one that is shaped by the marked advantages of the PIN-based debit authorization model. Among the advantages are easier risk management and simpler, more efficient routing, processing and interchange. Use of debit cards at point of purchase is growing fast—34 percent transaction growth in the U.S. in 2002 according to *The Nilson Report*.

The full dimensions of this continuing transformation will unfold over time, but you can be certain that First Data will lead the process and help shape the possibilities. Our capabilities are now more integrated and our scaleable computing power is more expansive and robust. Our runways for growth are well established and far-reaching.

First Data is definitely bigger with Concord—more than $10 billion in estimated revenues in 2004, and more than 30,000 employees serving customers in markets all over the world. Such size and scale enables us to align and integrate our capabilities to simultaneously deliver efficiencies and reduce costs while offering new products, new choices and new and better solutions. The company we've been carefully constructing over time is geared to lead and define this new era.

PAST *as* PROLOGUE

Keep in mind that we've built this organization—and we continue to build it—step by step, over time. The unparalleled computing infrastructure, the industry expertise and the management skills that drive performance have been carefully aligned to create what is now the world's best payment services and money transfer model. How we manage and deploy these capabilities is what sets First Data apart. If you want to see where we're going, look at where we've been.

Eight years ago, we brought Western Union into the First Data family and transformed a 144-year-old wire transfer company into what is now the global leader in point-to-point money transfer. Western Union now contributes more than 35 percent of our total revenues. We continue to expand and enlarge our global agent network. There are now more than 182,000 agent locations worldwide.

More impressively, we're bringing that familiar black-and-yellow sign to more advantageous outlets—to banks and post offices—in the most active, high-growth wire transfer markets. More than 70 percent of Western Union's agent outlets operate beyond America's borders. This is an extremely important point because the international markets offer us impressive growth potential. In continuing to capitalize on this growth potential, First Data hires the best talent to manage the business.

In 2003, Payment Services, composed primarily of Western Union, grew revenue 15 percent while continuing to enlarge its distribution capabilities. In 2004, we'll add more than 30,000 new agent locations, growing the network to 210,000-plus locations that operate in more than 195 countries and territories throughout the world.

We see before us a lengthy and sustainable growth trajectory. And while our 2003 growth rates were affected by some intensified risk management measures, Western Union is benefiting from the improving economy, as well as strong migration patterns around the world. Our growth strategy is to expand and diversify our distribution network, build the brand, enhance the consumer experience, leverage channels and diversify service offerings. This proven strategy is helping us gain share in the developing markets of China and India.

Estimates show the combined China and India remittance markets to be at least two-and-a-half times larger than Mexico, yet China and India combined amounted to less than two percent of Western Union's total revenue in 2003. In addition to China and India, there are incredible growth opportunities for Western Union in developing markets such as Eastern Europe, the former Soviet states, Africa and the Middle East.

Western Union's success during the past several years only increases our confidence and determination to make the Concord merger work as well. We have set aggressive integration goals, and are right on schedule chiefly because Concord's operations neatly tuck into our business infrastructure.

To accelerate that process, as well as to take advantage of market opportunities in a more integrated manner, we've created a "Domestic Enterprise Payments" organization aimed at unlocking new revenue sources, creating new and better services, and implementing the next level of scale efficiencies that take costs out of the system. We're focused on opportunities that provide the highest growth. We're also aggregating businesses and consolidating redundant systems to simplify interaction and enable consumers to capitalize on opportunities quickly and effectively. Besides bringing more operational focus to improving overall services, this new organization will help us leverage our infrastructure to support new business and integrate other acquisitions.

THE SIGNIFICANCE *of* THE MOST EFFICIENT NETWORK

Probably the critical competitive factor in the payments industry today is the ability to remove costs from the transaction process, while promoting convenience, ensuring flawless execution, and generating greater efficiencies. Our concept of the most efficient network executes on all those promises by advancing the best interests of the consumer, the merchant and the bank involved in a transaction. The alliance strategy we've been advancing for several years connects merchants to area banks so that both achieve greater levels of service, synergy and savings. After all, the vast majority of all transactions occur within 25 miles of the customer's home. While national networks will continue to play a role, we maintain that the most efficient networks are indeed regional, even local. By strengthening the transaction ties between local banks and local merchants, we increase efficiencies, promote partnerships and drive business.

IMPATIENCE *is* A VIRTUE

I like to point out how First Data's assets are aligned and positioned for long-term growth. We look at long-term success in terms of consistent, short-term performance. Our management team is geared for day-to-day accountability, high achievement and constant improvement. Our method is to set difficult, yet attainable, objectives and then manage execution in the achievement of those objectives. We keep our ear to the ground and we pay close attention to our customers in order to meet challenges, solve problems and identify opportunities. As I said at the outset, the payments industry is embarking on a new era, and First Data will continue to transform and expand its capabilities to succeed in this new era. For sure, we are constantly changing, continually evolving and consistently getting better.

Every day I encounter employees who are thinking ahead, devising solutions and finding ways to make us better able to serve our customers. Every day we connect with one another to make sure we're on point and on task. Nothing makes me more proud than to spend time with the people of First Data. They are the ones who make us successful and I am forever grateful to work with them.



CHARLIE FOTE
Chairman and Chief Executive Officer





CONSISTENT SHORT-TERM ACHIEVEMENT LEADS TO LONG-TERM SUCCESS.









Competition Makes Us Better





A HISTORY *of* GENERATING EFFICIENCIES THAT BENEFIT CONSUMERS, MERCHANTS *and* BANKS.

COMPETITION, OF COURSE, IS A VERY GOOD THING. We strongly believe in it because competition drives innovation. First Data has attained market leadership by promoting choice and delivering value. The idea that a corporation such as First Data might hinder competition is, in our mind, a complete fiction.

Take a hard look at our customers, then examine the many products and services we provide them, and yet another fact becomes clear. First Data helps its commercial customers and partners—which include more than a thousand card-issuing banks, millions of merchants and the brand-name credit card associations—compete more effectively.

And while the competitive interests and positions of our customers vary, First Data's services uniquely and specifically help all of them improve service, generate efficiencies, drive down costs, promote convenience and expand consumer choice.



How is this possible?

First Data brings to market the industry's best payment processing model. It's not just the best in the business, it's the best by far.

First Data maintains one of the leading positions across nearly every payment process by virtue of three things: management expertise and discipline, unparalleled computing infrastructure and the delivery of flawless service. No other company is so well positioned, or so capable of facilitating and processing electronic transactions. That's a fact.

It's also true that First Data's capabilities will continue to extract and eliminate costs involved in electronic payments processing. We have disciplined processes in place to ensure that each transaction is handled when and how it should be handled. We constantly strive to discover and implement improvements in our payments systems.

Here are a few more facts. The competitive landscape in the payments industry is being shaped by continued consolidation, increased regulatory pressure throughout the world, more advances in technology and increased consumer demand. But will these challenges limit First Data's ability to grow or hamper its competitive positions? The answer is no, it only drives us to work harder.

A SINGLE-SOURCE, END-TO-END PROVIDER FOR ALL PAYMENT TYPES.

A Different Kind *of* Big



A NETWORK CONNECTING MORE THAN 195 COUNTRIES AND TERRITORIES AROUND *the* GLOBE.

WITH CONCORD COMES THE LARGEST PIN-DEBIT NETWORK IN THE U.S. The acquisition takes First Data to another level—more than $10 billion in estimated revenues in 2004. In 2003, First Data moved $665 billion from point A to point B on behalf of merchants. Big numbers tell our story, but the most important number is this: 25 billion. We processed 25 billion transactions, one transaction at a time. That's an important statement because it's both an accomplishment and a promise.


14%

First Data is a different kind of big because our employees pay very close attention to the small things, especially those things that affect customers. Throughout the world, thousands of First Data people are unified in their approach and commitment to customers. On a global scale, we maintain close and careful contact with customers in order to meet unique needs, quickly resolve problems or capitalize on opportunities.

Every day, senior management holds a morning call to address customer issues and daily operational performance. The point is to create increasing amounts of value by leveraging the cumulative capabilities and know-how of our entire enterprise. Size is a real advantage. Because of our size, we generate economies of scale that create efficiencies. Because we're so well disciplined, we're able to drive down costs one transaction at a time.

The opportunities for growth are also big, enormously so. The runways, as we like to call them, are very long. Western Union accounts for only 14 percent of the estimated remittance market. In the coming years, as we continue to build Western Union's global brand, further develop our corridor strategies and season the new agents coming on line in India and China, you will see even bigger results. In the card and merchant businesses, we also have tremendous runways for growth, especially internationally.

The overriding strategy centers on bringing greater efficiencies and more choices to our customers. We'll continue to leverage our infrastructure and our distribution networks to create and deliver innovative, money-saving products. Best of all, we have the right people in the right places doing the right things. That's how we grew big in the first place, and it's how we'll manage to grow bigger in the days and years ahead.

WELL-POSITIONED *in* **A HUGE MARKET**

Estimated Remittance Market = $151 Billion*

Western Union accounts for 14% of this market.

* *Source: Celent Communications, 2002*

Creating Choices *in* a World *of* Constraints

In one way or another, all our business possibilities are grounded in relationships. We succeed by enhancing the competitive capability and growth potential of our customers. As complex and dynamic as this business is, that is the key point. Think of our services as many connectors that foster and strengthen relationships between businesses and individuals. It's amazing how this process stimulates innovation and expands potential.
That's how First Data creates choices.



PEOPLE INHABIT PLACES, *the* **ECONOMY INHABITS THE SPACES IN BETWEEN**

The real points of opportunity are happening at the point of purchase. We're concentrating our efforts on improving the range of services, the overall flexibility and efficiency of transaction processing for merchants, card issuers and their customers. A good example is First Data's collaboration with the National Association of Convenience Stores. We've implemented a program that reduces credit and debit card processing fees by up to 5 to 10 percent per store, per year. That means more customers can make more purchases more conveniently. We also strengthened our commitment in Australia and the wider Asia Pacific market with the pending acquisition of Cashcard Australia Limited. That acquisition will bring the retailers and banks in the region a more competitive, more capable transaction processing system, and more flexibility and ease of use for consumers. Money is everywhere—because in one form or another, we take it there.


RAW
DEBT
PROFIT
COST
MARKET
CASH
EXPENSES

ALL THAT LINGO *means* **SOMETHING**

We talk a lot about infrastructure and the capacity to create and use electronic environments as vast distribution channels. The expertise and industry knowledge that First Data has accumulated over time translates into three simple things: reliability, speed and flawless execution. But what is most meaningful to our future is our increased ability to bring our services to new markets. Western Union is constantly expanding its agent network. We recently added 3,000 agent locations with the Australian Post. Another program with Countrywide Home Loans combines the power of a home equity line of credit with unparalleled purchasing and payment convenience. All that lingo means convenient, easy and dependable service.


1
2
3
4

TAKING COSTS OUT OF *the* SYSTEM

Take costs out of the system. Remove the traditional barriers. Let ideas flourish so that new technologies can be created. We all know that commerce brings people together, so why not unite people in the most productive ways? This was the year we launched a new health care initiative that could revolutionize payment and claim processing, greatly reducing costs in a cost-intensive environment. We're also introducing new bill payment technologies that will benefit insurance companies, utilities, education lenders and government agencies by enabling their customers to make payments using ATM and debit cards. Taking costs out of the system benefits everyone.



FREEDOM *of* CHOICE

First Data possesses the depth and scale to significantly increase the number, and the variety, of products and services it brings to customers. In growing and developing markets throughout the world, we are giving banks and merchants and all of their customers a greater voice in the creation and development of new and increasingly better payment offerings. The old constraints are crumbling one by one.



YOU WILL FIND US WHEREVER TRANSACTIONS OCCUR, AROUND THE BLOCK OR AROUND THE WORLD.

We'll Make *the World Smaller*

PEOPLE TALK ABOUT TECHNOLOGY MOVING FAST, but in reality people are stepping up the pace with demands and challenges that carry us forward. First Data's people are constantly originating ideas and developing tools that transform ideas into realities. All the patents on display in the entrance of our headquarters pay tribute to the intelligence and ingenuity of those who call First Data home.

We're very good at creating the electronic environments and the management systems that connect and animate a faster, better and more secure payments system. Our approach is consistent and unwavering: First Data will be present wherever transactions take place. You'll find us around the block, or around the world, connecting consumers and merchants, banks and cardholders, or even a man working in New York to the rest of his family overseas.

We work as partners. We facilitate and support alliances. We collaborate in search of new technologies and better products. First Data's new multipurpose health care card is a case in point. This program can generate significant savings in processing health care billing, insurance claims and reimbursement. Other initiatives focus on the merchant's point of sale. We present products and technical solutions designed to help the merchants grow by making transactions easier, faster and more convenient.

As we've said many times, the real value First Data offers its customers takes shape in the form of greater choices, flawless and dependable service, lower costs and greater efficiencies. Now we are expanding our global footprint, and at the same time integrating the company's capabilities, aligning them with the needs of high-growth markets. Our goal is to be the single-source, end-to-end provider for all payment types. To achieve that goal, First Data will stay close to its core expertise. We'll provide the broadest range of services, and we'll continue to create value by driving efficiencies and strengthening connections.


210-220
182
55
98
03
04

LOCATIONS (000's)

AGGRESSIVELY EXPAND DISTRIBUTION

○ INTERNATIONAL

● NORTH AMERICA

More than 127,000 money transfer agent locations added in the last five years

Management Team

EXECUTIVE COMMITTEE



GUY BATTISTA
Chief Information Officer



SCOTT BETTS
President
Domestic Enterprise Payments



MIKE D'AMBROSE
Executive Vice President
Human Resources



CHRISTINA GOLD
President
Western Union Financial Services



KIM PATMORE
Chief Financial Officer



PAM PATSLEY
President
First Data International



JIM SCHOEDINGER
President
Card Issuing Services



BILL THOMAS
President
Western Union, The Americas



MICHAEL T. WHEALY
Chief Administrative Officer
and General Counsel



MIKE YERINGTON
President
Western Union,
Global Business Development

BOARD *of* DIRECTORS



Left to right, back row: Courtney F. Jones, Henry C. (Ric) Duques, Charles T. Russell, Richard P. Kiphart, Alison Davis, Daniel P. Burnham, Jack M. Greenberg
Left to right, front row: Joan E. Spero, Arthur F. Weinbach, James D. Robinson III, Bernard L. Schwartz

DANIEL P. BURNHAM
(Director since 2003)

Former Chairman and
Chief Executive Officer
Raytheon

ALISON DAVIS*
(Director since 2002)

Managing Partner
Tiburon Acquisition Partners

HENRY C. (RIC) DUQUES
(Director since 1992)

Former Chairman and
Chief Executive Officer
First Data

CHARLES T. FOTE
(Director since 2000)

Chairman and Chief Executive Officer
First Data

Chairman
eONE Global

JACK M. GREENBERG
(Director since 2003)

Former Chairman and
Chief Executive Officer
McDonald's Corporation

COURTNEY F. JONES*
(Director since 1992)

Former Chief Financial Officer
Merrill Lynch & Co.

Former Treasurer
General Motors Corporation

RICHARD P. KIPHART
(Director since 2004)

Head of Corporate Finance Department
William Blair & Company, L.L.C.

JAMES D. ROBINSON III
(Director since 1992)

General Partner and Co-Founder
RRE Ventures

CHARLES T. RUSSELL
(Director since 1994)

Former President and
Chief Executive Officer
Visa International

BERNARD L. SCHWARTZ
(Director since 1992)

Chairman and Chief Executive Officer
Loral Space & Communications Ltd.

JOAN E. SPERO
(Director since 1998)

President
Doris Duke Charitable Foundation

ARTHUR F. WEINBACH*
(Director since 2000)

Chairman and Chief Executive Officer
Automatic Data Processing, Inc.

* *Member of the First Data Audit Committee*

Operational Review

PAYMENT SERVICES

This is First Data's largest business segment, contributing more than 40 percent of the company's revenue. 2003 marked another year of solid revenue growth, with a 15 percent increase to $3.7 billion. Western Union continues to expand and diversify its global distribution network, build its brand and enhance the consumer experience, leverage channels and diversify new service offerings. For the first time, Western Union and ValueLink handled more than one billion transactions in 2003 for consumers and businesses globally.

Prepaid services continue to gain popularity. First Data's prepaid transactions grew 32 percent in 2003. The current driver within our prepaid segment is ValueLink,® a gift and spending card service. Today, the gift card market is estimated at between $42 billion and $45 billion. Holiday gift card sales in 2003 reached more than $17 billion, nearly 8 percent of all holiday sales.

The ubiquity of the famous Western Union® black-and-yellow brand signature increasingly demonstrates the strength of this business. For the second straight year, Western Union posted more than 20 percent growth in agent locations, finishing 2003 with 182,000 agent locations worldwide. Today, more than 70 percent of Western Union's agent locations operate outside the United States, many in key developing markets around the world. In 2003, Western Union opened approximately 10,000 new agent locations in Europe, 9,000 in India and China, 3,000 in Australia and 2,000 in the Middle East, primarily in Pakistan. In 2004, the agent network is expected to grow by at least 30,000 locations, further extending its reach throughout the world.

MERCHANT SERVICES

In 2003, this segment contributed more than 33 percent of the company's revenue and achieved strong results: 14 percent revenue growth to $3.0 billion and transaction growth of 23 percent. In North America alone, the unit handled more than 12.2 billion transactions, moving $665 billion through its unmatched network infrastructure.

Highlights for the year include a revenue-sharing alliance agreement with HBOS PLC, one of Europe's leading card transaction processors; an agreement with Scotiabank to provide credit card processing services in 19 countries across the Caribbean and Central America; and the acquisition of TeleCash Kommunikations-Service GmbH.

The company's merger with Concord was a significant development, especially in light of tremendous changes taking place in the payments industry. We've seen solid growth in card acceptance at the point of sale. Banks continue to consolidate their branches,


378%
217%
196%
155%
STANDARD & POOR'S
NASDAQ
DOW JONES
FIRST DATA

OUTSTANDING STOCK PERFORMANCE
DECEMBER 31, 1992–2003

assets and product offerings. The merchant community is increasingly vocal and influential in driving change, and associations are consolidating their brands and their product offerings.

To best integrate Concord and gain competitive advantage, we have created the Domestic Enterprise Payments organization, which enables more complete integration of sales, service and product solutions. In addition to the traditional merchant business, the new organization includes an enterprise sales team; a debit group that will incorporate all debit, check and Demand Deposit Account (DDA) products under one umbrella; and an enterprise utilities group, which will aggregate call centers, back-office operations, transaction processing and customer service.

Timing couldn't be better. The Concord merger sets the stage for significant and sustained growth in the merchant point-of-sale business. We expect to unlock new revenue sources, improve service and achieve new levels of cost efficiency.

CARD ISSUING SERVICES

This business stands out as the world's largest third-party credit card processor and accounts for nearly 24 percent of First Data's revenue. The segment finished the year with 348 million card accounts on file. In 2003, the unit completed an impressive 41 separate client conversions totaling nearly 36 million accounts. The pipeline of accounts to be converted stands at approximately 70 million, and we expect that all of these accounts will be converted by the end of 2004.

This year's high points include international agreements with China Everbright Bank, the first full bankcard outsourcing agreement in China. Domestically, we reached an accord with Providian to provide statement services and plastics personalization to its 10.5 million customers. Another program with Countrywide Home Loans combines the power of a home equity line of credit with unparalleled purchasing and payment convenience. First Data agreed to extend the service agreement with Bank One to give Bank One the option to process through the First Data® system through September 2005.

EMERGING PAYMENTS

This segment is migrating from an e-business to a business-to-business and business-to-government payments service provider. Much prospecting continues to be done in the e-world, and we continue to uncover opportunities and define new products and new revenue streams in this sector.

Encorus, First Data's macro- and micro-payment company, operates mainly in the mobile space, where we anticipate continued growth and development. In 2003, emerging payments reported $151 million in revenues.

FIRST DATA CORPORATION

Financial Report

MANAGEMENT'S RESPONSIBILITY *for* FINANCIAL REPORTING

The management of First Data Corporation is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances, and include amounts based on the best judgment of management. The Company's management is also responsible for the accuracy and consistency of other financial information included in this annual report.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the Company maintains a system of internal control over financial reporting. The system is designed to ensure the reliability of the Company's financial statements.

The internal control system includes an organization structure with clearly defined lines of responsibility, policies and procedures that are developed and disseminated, including a Code of Conduct to foster an ethical climate, and the selection and training of employees. Internal auditors monitor and assess the effectiveness of internal control systems, and report their findings to management and the Audit Committee of the Board of Directors throughout the year. The Company's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and the internal control system over financial reporting.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets regularly with the internal auditors, management and independent auditors to review their work and discuss the Company's financial controls and audit and reporting practices. The independent auditors and the internal auditors independently have full and free access to the Committee, without the presence of management, to discuss any matters which they feel require attention.

CHARLES T. FOTE
Chairman and Chief Executive Officer

KIM PATMORE
Executive Vice President
and Chief Financial Officer

Greenwood Village, Colorado
February 2, 2004

The following data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and management's discussion and analysis of financial condition and results of operations included elsewhere in this annual report.

The Notes to the Consolidated Financial Statements contain additional information about various acquisitions (accounted for as purchases), dispositions and certain charges and benefits resulting from restructurings, impairments, litigation and regulatory settlements, investment gains and losses and divestitures, which affect the comparability of information presented. Certain prior years' amounts have been restated to conform to the current year presentation. The Company classified NYCE as a discontinued operation in the fourth quarter 2003. The data below has been restated from historically reported results to reflect the impact.

Year Ended December 31,	2003	2002	2001	2000	1999
(in millions, except per share amounts or otherwise noted)					
INCOME STATEMENT DATA:					
Revenues [a]	$ 8,400.2	$ 7,502.6	$ 6,602.2	$ 5,922.1	$ 5,776.4
Expenses, net of other income/expense [a]	6,561.4	5,870.1	5,550.2	4,724.6	3,996.7
Income before income taxes, minority interest, equity earnings in affiliates, discontinued operations and cumulative effect of a change in accounting principle	1,838.8	1,632.5	1,052.0	1,197.5	1,779.7
Income taxes	463.9	422.3	333.0	378.7	625.7
Minority interest	(119.6)	(96.6)	(31.5)	(24.5)	(38.7)
Equity earnings in affiliates	138.7	118.6	183.9	135.3	84.4
Income from continuing operations	1,394.0	1,232.2	871.4	929.6	1,199.7
Income from discontinued operations net of taxes of $17.6, $9.9 and $3.8, respectively	14.7	5.7	3.2	—	—
Cumulative effect of a change in accounting principle, net of $1.6 income tax benefit	—	—	(2.7)[b]	—	—
Net income	$ 1,408.7	$ 1,237.9	$ 871.9	$ 929.6	$ 1,199.7
Depreciation and amortization	$ 569.3	$ 523.2	$ 631.4	$ 588.8	$ 617.8
PER SHARE DATA FOR CONTINUING OPERATIONS:					
Earnings per share—basic [c]	$ 1.89	$ 1.63	$ 1.12	$ 1.14	$ 1.40
Earnings per share—diluted [c]	1.86	1.60	1.10	1.12	1.38
PER SHARE DATA FOR DISCONTINUED OPERATIONS:					
Earnings per share—basic [c]	0.02	—	—	—	—
Earnings per share—diluted [c]	0.02	0.01	—	—	—
Cash dividends per share [c]	0.08	0.07	0.04	0.04	0.04
BALANCE SHEET DATA (AT YEAR-END):					
Total assets	$25,585.6	$26,591.2	$21,912.2	$17,295.1	$17,004.8
Settlement assets	15,119.3	16,688.5	13,166.9	9,816.6	9,585.6
Total liabilities	21,538.3	22,434.9	18,392.3	13,567.4	13,097.1
Settlement obligations	14,833.2	16,294.3	13,100.6	9,773.2	9,694.6
Borrowings	3,037.8	2,581.8	2,517.3	1,780.0	1,528.1
Convertible debt	537.2	552.7	584.8	50.0	50.0
Total stockholders' equity	4,047.3	4,156.3	3,519.9	3,727.7	3,907.7
SUMMARY OPERATING DATA:					
At year-end—					
Card accounts on file (in millions)	347.8	325.2	312.2	309.9	259.8
For the year—					
North America merchant dollar volume (in billions)	$ 664.7[d]	$ 547.8[d]	$ 485.6[d]	$ 451.7[d]	$ 328.3[e]
North America merchant transactions (in billions)	12.2[d]	9.9[d]	8.7[d]	8.0[d]	6.4[e]
Money transfer transactions (in millions) [f]	—	—	—	—	73.5
Consumer-to-consumer money transfer transactions [g]	81.0	67.8	55.8	44.6	—
Branded consumer-to-business transactions [h]	134.0	119.3	98.5	63.3	—

(a) *In January 2002, the Company adopted Emerging Issues Task Force ("EITF") 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," (EITF 01-14) which requires that reimbursements received for "out-of-pocket" expenses be characterized as revenue. All periods presented have been restated for the adoption.*

(b) *Represents the transition adjustment for the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."*

(c) *In March 2002, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock to be effected in the form of a stock dividend. Shareholders of record on May 20, 2002 received one share of the Company's common stock for each share owned. The distribution of the shares occurred after the close of business on June 4, 2002. All per share amounts have been retroactively restated for all periods to reflect the impact of the stock split.*

(d) *North America merchant dollar volume includes VISA and MasterCard credit and debit (signature and PIN-based) at point-of-sale. North America merchant transactions include VISA and MasterCard credit and debit (signature and PIN-based) at point-of-sale and processed-only customer transactions. Dollar volume and transactions for the years 2003, 2002 and 2001 have been restated to exclude the discontinued operations of the NYCE business.*

(e) *Includes Visa and MasterCard volume only from alliances and managed accounts.*

(f) *Beginning in 2002, the Company began analyzing results due to the acquisitions of Paymap and E Commerce Group as described in (g) and (h) below. Prior to 2000, reliable information was not available, as such, 1999 amounts were not restated to conform to the presentation noted above.*

(g) *Consumer-to-consumer money transfer transactions include North America and international consumer money transfer services.*

(h) *Branded consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap's Just-in-Time and Equity Accelerator services, and E Commerce Group's Speedpay transactions directly processed by E Commerce Group. Amounts include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries as of January 1, 2000 to provide a more meaningful comparison.*

BUSINESS OVERVIEW

First Data Corporation ("FDC" or "the Company"), with headquarters in Denver, Colorado, operates electronic commerce and payment services businesses that serve approximately 3.1 million merchant locations, 1,400 card issuers and millions of consumers. FDC operates in four business segments: payment services, merchant services, card issuing services and emerging payments. A brief description of each segment's operations is provided below.

PAYMENT SERVICES SEGMENT

The payment services segment is comprised of businesses that provide money transfer services to consumers and businesses whether they be electronically from one location to another or through the issuance of an official check or money order by a bank or other institution. It is headquartered in Denver, Colorado with significant operations in St. Charles, Missouri and has more than 182,000 agent locations throughout the world. A brief explanation of the segment's service offerings is presented below.

- *Consumer-to-consumer money transfer*—Provides money transfer services to people who periodically need to send or receive cash quickly to meet emergency situations or to send funds to family and friends in other locations.
- *Consumer-to-business bill payment services*—Provides services that facilitate transferring payments from consumers to utility companies, collection agencies, finance companies, mortgage lenders and other billers.
- *Official checks and money orders*—Issues official checks that serve as an alternative to a bank's own disbursement items such as cashiers or bank checks, and sells money orders through an agent network of financial institutions and other entities.
- *Prepaid services*—Develops, implements and manages prepaid stored-value card issuance and processing services for retailers (i.e., gift cards), and provides prepaid phone top-up services.

MERCHANT SERVICES SEGMENT

The merchant services segment is comprised of businesses that facilitate the acceptance of consumer transactions at the point of sale, whether it be transactions at a physical merchant location, over the Internet or at an automated teller machine ("ATM"). It is headquartered in Melville, New York and its significant operations are in Hagerstown, Maryland, Houston, Texas and Coral Springs, Florida. A brief explanation of the segment's service offerings is presented below.

- *Merchant acquiring*—Facilitates merchants' ability to accept credit and debit cards by authorizing, capturing and settling merchants' credit, debit, stored-value and loyalty card transactions. Also provides point-of-sale ("POS") devices and other equipment necessary to capture merchant transactions. A majority of these services are offered through joint ventures or similar alliance arrangements with major financial institutions.
- *Check verification and guarantee services*—Using the Company's proprietary database system, verifies that a check writer does not have a history of writing bad checks, or guarantees that checks presented to merchants for payment will be collectible.
- *ATM and personal identification number ("PIN") based processing*—Operates an ATM network and provides processing services such as authorization and settlement to issuers of PIN-based debit cards. During 2003, these services were provided by NYCE Corporation ("NYCE"). In conjunction with the United States Department of Justice ("DOJ") approval of the Concord acquisition the Company agreed to divest its 64% ownership interest in NYCE. Discontinued operations consists solely of NYCE's results of operations. In 2004, these services will be provided by NYCE until its disposition and by the STAR® network which will be acquired through the acquisition of Concord EFS, Inc. ("Concord") (see Concord discussion in "Business Developments" below).
- *Gaming services*—Owns and manages ATMs in gaming establishments, provides credit card cash advance and debit card cash access services to customers of gaming establishments, and guarantees or verifies check transactions for such establishments.

CARD ISSUING SERVICES SEGMENT

The card issuing services segment primarily encompasses domestic and international card processing for card issuers. Its headquarters and most significant operations are located in Omaha, Nebraska. A brief explanation of the segment's service offerings is presented below.

- *Card processing*—Provides credit, debit, and private label card processing services to financial institutions and other issuers of cards. Such services include account maintenance, transaction authorizing and posting, statement generation and printing, card embossing, fraud and risk management services and settlement.
- *Card processing software*—Licenses and provides maintenance for the Company's VisionPLUS card processing software to financial institutions, retailers and third party processors primarily in international markets.

EMERGING PAYMENTS SEGMENT

The emerging payments segment consists of a majority ownership interest of approximately 75% in eONE Global, LP ("eONE") and its subsidiaries discussed herein. eONE is focused on identifying, developing, commercializing and operating emerging payment systems and related technologies in three areas: government payments, mobile payments, and enterprise payments. It is headquartered in Napa, California with its most significant operations in Denver, Colorado. A brief explanation of the segment's service offerings is presented below.

- *Government payments*—Provides services to facilitate electronic tax payments to governmental agencies, provides systems and professional services to governmental agencies.
- *Mobile payments*—Develops mobile payment software and services for the wireless payments market and is being structured to provide transaction processing services for mobile phone carriers opting to participate in the wireless payments marketplace.
- *Enterprise payments*—Delivers accounts receivable and payable systems and processing services to businesses. Also provides worldwide commercial tax compliance systems and a simplified business tax calculation and compliance process with solutions for sales and use taxes.

The remainder of the Company's business units are grouped in the "all other and corporate" category, which includes Teleservices, a provider of voice-center services to telecommunications and financial services industries, First Data Voice Services, a provider of Interactive Voice Response ("IVR") services and corporate operations.

BUSINESS DEVELOPMENTS

The Company's growth strategy is focused on internal revenue growth, supplemented by acquisitions. The Company seeks strategic acquisitions that fit within its core competencies, allow expansion into adjacent markets, or provide entry into new international markets. The Company continues to extend its global reach, leveraging its enterprise capability, and continues to introduce new products and technologies to the marketplaces the Company serves around the world.

In April 2003, the Company signed a definitive agreement to merge with Concord in an all stock transaction. Concord is an electronic transaction processor that operates in two segments, network services and payment services, which provide services similar to FDC's ATM and PIN-based debit businesses and the merchant acquiring business discussed above. Network services provides ATM processing, debit card processing, deposit risk management and STAR network access principally for financial institutions. Payment services provides point of sale processing, settlement and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants and trucking companies.

In shareholder meetings held on October 28, 2003 the shareholders of FDC and the shareholders of Concord each approved the merger of the two companies. Prior to these meetings, on October 23, 2003, the DOJ along with District of Columbia and eight states, filed a lawsuit against FDC and Concord in United States District Court for the District of Columbia, seeking a permanent injunction against the merger of the two companies. On December 15, 2003, FDC announced an agreement with the DOJ that will allow the Company to complete the pending merger with Concord. The Stipulation requires that NYCE be operated as an independent, economically viable and competitive business concern, uninfluenced by FDC's acquisition of Concord, while the divestiture of FDC's interest in NYCE is pending. The agreement provides for FDC's divestiture of its 64% ownership of NYCE. Concurrent with reaching agreement with the DOJ, the Company and Concord amended the merger agreement, modifying the exchange ratio from 0.40 to 0.365 FDC common shares for every Concord common share. Because the Company and Concord renegotiated the terms of the merger since the date of the first special shareholders meeting, including the consideration to be received by the shareholders, the law requires Concord shareholders to vote on whether to approve the terms of the amended merger agreement. Concord has scheduled a special shareholders meeting to be held on February 26, 2004. If approved by Concord shareholders, the Company expects the merger will close shortly thereafter. FDC is not required to hold a similar shareholder meeting.

To complete the transaction pursuant to the exchange ratio, FDC will issue approximately 170 million shares of FDC common stock to Concord shareholders, and issue options to purchase approximately 21 million shares of FDC common stock. This consideration equates to an approximate purchase price, including acquisition related costs, of $7 billion. Upon completion of the merger, based on the number of FDC and Concord shares and options outstanding on January 16, 2004, FDC's stockholders immediately prior to the merger will own approximately 81% of FDC's outstanding shares on a fully diluted basis, and Concord's former shareholders will own approximately 19%. The exchange of shares in the merger is expected to qualify as a tax-free reorganization, allowing Concord shareholders to defer any gain on their shares for U.S. income tax purposes. Until closing of the Concord transaction, Concord and FDC remain competitors in their respective debit network and merchant processing businesses and FDC is subject to limitations on access to competitively sensitive information from Concord. However, it is public knowledge that several of Concord's debit network customer contracts are coming up for renewal and that Concord recently announced that some of its debit network customers have given notice of intent to not renew their contracts. In addition, Concord is subject to various litigation matters, including pre-existing securities litigation, which are expected to continue following closing of the transaction.

With respect to the divestiture of FDC's 64% ownership interest in NYCE, as required in connection with the Concord acquisition, the timing of this divestiture and the value ultimately received for its interest in NYCE may be subject to a number of variables outside of the control of the Company. While the Company has received numerous preliminary expressions of interest to purchase its interest in NYCE, the dynamics of a compelled divestiture, subject to DOJ approval, of a 64% ownership interest coupled with restrictions in the agreement with the DOJ on the Company's exercise of control over NYCE pending completion of the divestiture and pre-existing rights of the minority owners, both as shareholders of NYCE and as

NYCE network customers, all could act as constraints on the Company's ability to maximize the value of its interest in NYCE in the divestiture process. If the Company's interest in NYCE has not been divested by mid-May, subject to a right to extend until mid-August with the consent of the DOJ, the Court could appoint a trustee to effect the sale of the Company's interest in NYCE.

A significant portion of the Company's revenue growth comes from growth in transactions and dollar volumes generated by existing customers. This internal growth, combined with long-standing client relationships and contracts, generates the recurring revenues on which the Company's business model is largely based. The length of contracts varies across the Company's business units, but most are for multiple years. Western Union agent contracts generally run from three to five years; most merchant services alliance agreements, which account for a significant portion of the Company's merchant services business, have terms between five and ten years; and card issuing services contracts generally have terms between five and ten years. A majority of the Company's customer contracts are renewed and many significant business relationships have extended far past their initial terms.

FDC's acquisitions typically complement existing products and services, enhance the Company's product lines and/or expand its customer base. The Company leverages its existing brands, alliance branding relationships and infrastructure (e.g., established sales force, distribution channels, including its 182,000 worldwide Western Union agent locations and approximately 3.1 million merchant locations, etc.) to complement and introduce the acquired company's products to new markets, customers and geographic areas. Due to the complementary nature of the Company's acquisitions, FDC expects to enhance the revenue and earnings potential of acquired companies soon after acquisition.

PAYMENT SERVICES SEGMENT

Payment services, which primarily is comprised of Western Union, continues to focus on international growth by 1) expanding and diversifying its global distribution network; 2) building the brand and enhancing the consumer experience; and 3) leveraging channels and diversifying product offerings. Western Union continues to execute against these key strategies outlined below to drive growth.

Expand and diversify the global distribution network:
Western Union currently has approximately 182,000 agent locations in more than 195 countries and territories with a backlog of 16,000 locations that are expected to be activated in the next 12 months. During 2003, Western Union signed several significant new international agents, which contributed to the increase of approximately 31,000 locations in 2003. Two countries with significant long-term potential for the Company are China and India. Western Union has agreements with the post offices in both countries, as well as agreements with a bank in China and banks and retail locations in India. Currently, Western Union has approximately 25,000 agent locations in China and India combined. In addition to China and India, Western Union added locations in Australia, Eastern Europe, and parts of the Middle East and Africa. Like most other Western Union international locations, these new locations will likely require between three to five years to realize their potential. The Company's U.S. domestic money transfer business remains strong. New domestic locations are being strategically added to the network to match the international demand. During 2003, a multi-year contract extension was signed with one of Western Union's key agents, which included the addition of approximately 500 locations in Texas, California and Indiana.

Build the brand and enhance the consumer experience:
Each year, Western Union makes marketing investments to build brand awareness and to support long term growth. In 2003, global marketing focused on building brand awareness, simplifying transactions at the point-of-sale, increasing customer retention and transaction frequency through loyalty programs and other marketing programs to drive transaction growth. Western Union improved the consumer experience through a variety of initiatives, including simplifying the transaction at the point-of-sale and usage of loyalty cards.

Leverage channels and diversify product offerings:
Western Union offers a diverse portfolio of products serving the consumer-to-consumer, consumer-to-business, and prepaid markets. Today, transactions begin at the counter, by telephone, ATM, on-line at www.westernunion.com, or at one of the Company's 6,000 direct connect locations, where consumers are guided through transactions in their native language by one of the Company's customer service professionals. Western Union continues to test new services including Direct to Bank and Cash to Card, as well as assess additional strategic global acquisitions to continue to meet the needs of a diverse consumer base. The 2002 strategic acquisitions of Paymap and E Commerce Group have been integrated into Western Union, providing additional product and service offerings to existing Western Union customers. In addition, the 2003 acquisition of a majority ownership interest in Eposs Ltd, ("Eposs"), a Cambridge, U.K.-based seller of prepaid cellular services in Europe and Asia is expected to provide international expansion by leveraging the Western Union network already in place in many key countries.

Western Union operates in a very competitive environment. The Company continues to experience vigorous competition in the traditional money transfer business and is encountering expanded competition from banks and ATM providers that are targeting money transfer services with new product offerings. To effectively compete with these new channels, the Company continues to develop new services and distribution channels as noted above. The Company continues to invest significant amounts in its global advertising campaign to build the Western Union brand. Part of this campaign is the introduction of a variety of loyalty card programs, to enhance Western Union marketing efforts through proactively managing customer relationships. By using the cards, customers have the opportunity to gain benefits such as special merchandising offers, as well as a significant reduction in transaction time. These loyalty programs are designed to enhance the customer's experience by consistently providing a higher quality of service, while not sacrificing the security and dependability of transactions.

Money transfers are affected by immigration and the ability of migrants to remit money home. While immigration growth could be slowed by tightened immigration requirements, immigration will continue as migrants from developing nations are attracted by the superior job opportunities in the developed world. Furthermore, low birthrates and an aging population in many European countries indicate that these countries will continue to have a need to attract migrant workers. The ongoing recovery in the U.S. and Europe suggests that in the near term migrant workers could enjoy rising employment and wage gains, boosting their ability to send money home.

Western Union's money transfer business to, from or within a country may be affected by a number of political, regulatory compliance and economic factors. From time to time, transactions within or between countries may be limited or prohibited by law. Additionally, economic or political instability may make money transfers to, from or within a particular country impracticable, as when banks are closed, devaluation of the currency makes it difficult to manage exchange rates, or civil unrest makes access to Western Union agent locations unsafe. Immigration patterns, new regulations, changing economic conditions, the geo-political environment, competition and other factors can impact both transactions and revenues. Events such as these during 2003 included Western Union suspending its business in Venezuela for approximately two months of the first quarter due to new regulations imposed by the Venezuelan government. The impact of these events had less than a 1% effect on Western Union's international revenue and transaction growth. Additionally, Israel's growth rates continue to be negatively impacted due to political unrest.

The Company's money transfer business is subject to regulation in the United States by the federal government and most of the states. In addition, the money transfer business is subject to some form of regulation in each of the more than 195 countries and territories in which such services are offered. The Company has developed compliance programs to monitor regulatory requirements and developments, and to implement policies and procedures to help satisfy these requirements. It is important to recognize, however, that the Company's money transfer network operates through independent agents in most countries. The Company continues to enhance compliance programs focused on agent training and monitoring to help ensure legal and regulatory compliance by its agents.

Some of the compliance enhancements and policies have been developed in direct response to results from an examination of Western Union by the New York State Banking Department (the "Banking Department") in 2002. The Banking Department identified alleged deficiencies relating to transaction reporting and agent supervision requirements under federal and state regulations. To resolve the matter, without any admission of wrongdoing, Western Union entered an agreement with the Banking Department related to Western Union's enhanced regulatory compliance program requiring a monetary payment of $8.0 million to the Banking Department. Western Union also reached an agreement with the U.S. Department of the Treasury (the "Treasury Department") on March 6, 2003 regarding the Treasury Department's determinations related to filings required under the Bank Secrecy Act ("BSA") for transactions occurring throughout the United States. Western Union agreed, without admitting or denying the Treasury Department's determinations, to make a monetary payment of $3.0 million to the Treasury Department and also agreed to file additional reports and enhance its compliance program. The monetary payments of $11.0 million were recorded as litigation and regulatory settlement charges in the Company's 2002 results of operations. Additionally, on August 14, 2003, without any admission of wrongdoing, Western Union entered into a Consent Agreement with the California Department of Financial Institutions ("California Consent Agreement") pursuant to which the Company agreed to enhance its compliance program in California to ensure compliance with the BSA and the California Financial Code relating to money transmission. Pursuant to the California Consent Agreement, Western Union agreed to dedicate resources of at least $5 million through 2006 to its California compliance program. The Company continues to enhance its regulatory compliance activities and monitor transactions to ensure compliance with domestic and international regulations. During 2003, the Company spent an incremental $18.5 million on compliance activities compared to 2002.

Notwithstanding these efforts, the number and complexity of regulatory authorities around the world pose a significant challenge to the Company's money transfer business. A violation of law may result in civil or criminal penalties or a prohibition against a money transmitter and/or its agents from providing money transfer services in a particular jurisdiction. Following the events of September 11, 2001, the United States and certain other countries have imposed, or are considering, a variety of new regulations focused on the detection and prevention of money transfers to or from terrorists and other criminals. The Company continues to implement policies and procedures to help satisfy these requirements. These additional efforts increase the Company's costs of doing business. In addition, competitors who may not satisfy these regulatory requirements, but who continue to operate, may pose a competitive disadvantage to the Company. The Company believes that the trend toward additional regulation will continue.

On February 4, 2004, Western Union received a Civil Investigative Demand ("CID") from the DOJ and has been informed that the civil antitrust investigation is focused on contractual relationships between the Company's money transfer business and its money transfer agents. The Company also has been informed that several states have opened or are considering opening investigations concerning the competitive aspects of the Company's money transfer business. Because the investigations are at an early stage, the Company cannot predict the outcome of the investigations and their effect on the Company's business.

MERCHANT SERVICES SEGMENT

Within the merchant services segment, the Company will expand its position in the credit, signature and PIN-based debit processing market through the acquisition of Concord, if approved by Concord's shareholders. The acquisition of Concord includes the STAR debit network, which is a national debit network in the United States. Concord also provides merchant processing services to approximately 450,000 merchants that will complement the existing merchant customer base. As noted above, FDC agreed to divest its 64% ownership of NYCE as part of its agreement with the DOJ to allow the merger with Concord.

The Company continues its commitment to its merchant alliance strategy, growing the international business and expanding into adjacent markets. The Company's international expansion was furthered during 2003 by the acquisition of TeleCash Kommunikations-Service GmbH ("TeleCash"), which is a Germany-based seller and servicer of POS terminals and an electronic payment network operator. Additionally, the Company sold an agent bank portfolio and extended a long-term processing contract with the acquirer. This transaction aligned approximately 170 small agent banks with the acquirer and strengthened an existing strategic relationship. The transaction provides an enhanced channel for merchant services to expand processing services for new merchant accounts by matching a previously unaligned portfolio with a processing partner specializing in agent banks.

The banking industry has experienced dynamic changes during the past few years, which are expected to continue. Recently, J.P. Morgan Chase and Bank One Corp. and earlier in the year Bank of America and FleetBoston Financial Corp. announced their intent to merge. The Company currently is assessing the impact these mergers may have on its operations and the potential impact on ongoing relationships with these customers. Further consolidation among financial institutions could negatively impact FDC's alliance strategy, especially where the banks involved are committed to merchant processing businesses that compete with the Company. On the other hand, the acquisition of new merchant business by an existing alliance bank can result in such business being contributed to the alliance.

There also have been developing trends in the competitive landscape with the emergence of VISA becoming a more predominate competitor. In addition to its role in the settlement of VISA transactions and its ownership of the Interlink branded debit network, VISA is expanding its suite of service offerings to merchants and financial institutions. Such services may result in VISA significantly expanding its presence in the merchant acquiring market. As previously noted, several of Concord's STAR debit network customers have given notice of their intent to not renew their contracts. Several of these customers may convert to VISA's Interlink debit network.

Merchant services segment revenues are driven largely by the number of transactions (and, to a lesser degree, dollar volumes) processed by the Company; therefore, this segment is the least insulated from economic slowdowns. Several economic indicators show consumer spending was relatively soft in 2003 until the summer, when consumer spending became more robust because of the ongoing recovery in the labor market and the general economy. Enhancing this growth and counterbalancing the future impacts of a soft economy is consumers' increased use of credit, debit and stored-value cards in place of cash and checks, although decreased use of checks negatively affects the Company's check guarantee and verification business. The Company expects that if consumer spending increases in correlation to an improved economy, the Company will experience a relatively proportionate increase in transactions.

The industry has seen a shift to the use of PIN-based debit cards from credit, signature debit, check and cash. The Company expects the growth in the PIN-based debit market to exceed the credit market and believes the acquisition of the STAR debit network, as part of the Concord merger, will firmly establish the Company within this market. The increased usage of debit cards at the point of sale may have a negative impact on the Company's check guarantee and verification business as customers may shift away from the use of checks.

Trends in consumer spending between national, regional and boutique merchants impact revenue and operating margins. Revenue per transaction and operating margins from national merchants typically are less than regional and boutique merchants and have contributed significantly to the three to five percent price compression the Company has experienced. As consumers shift spending to national merchants and the Company accepts lower pricing for national merchant contracts, results of operations could be negatively impacted if increased transaction volume is not sufficient to compensate for the lower pricing. Merchant services' client mix has the effect of mitigating the effects of movement of consumers from one category of merchant to another since it is well represented in each category and will be even better represented upon consummation of the pending Concord merger. The Company historically has mitigated price compression through expense reductions and enhanced product offerings.

Along with international expansion and an increased number of credit and debit transactions, payments processed over the Internet represent a growth opportunity for the merchant services segment. Internet payments continue to account for a small portion of the segment's transactions. While transactions over the Internet may involve increased risk, the Company continues to enhance its fraud detection and other systems to address such risks.

CARD ISSUING SERVICES SEGMENT

The Company continues to obtain scale and leverage in the card issuing business by making the best use of its existing capacity. The key initiatives in the segment are as follows: convert the 70 million of primarily retail accounts in the pipeline, leverage the cash flows of the business, maximize productivity as well as system capacity in output services and plastics, and grow through expansion into adjacent markets.

The Company has strong relationships and many long-term customer contracts with approximately 1,400 card issuing customers.

The average length of contracts with these customers is approximately seven years, with the top 15 customers averaging approximately 10 years. These long-term contracts generally require a notice period prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are primarily designed to cover any balance sheet exposure associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. However, the termination fees are not designed, in all instances, to cover the potential loss of future revenue and profit. Although these contracts may be terminated upon certain occasions, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted termination date. The above noted merger between J.P. Morgan Chase and Bank One Corp. could result in Chase having the right to terminate the contract early based on certain provisions of the contract.

As part of its international growth strategy, the Company entered into a processing agreement with CUETS, a card processing company for Canadian credit unions. In the Asia Pacific and Latin American regions, the Company continued leveraging software solutions, most notably its VisionPLUS software. The VisionPLUS platform is operating in Shanghai, which will allow the Company to process for China Everbright Bank, a recently signed outsourcing contract. Additionally, the Company began processing for Westpac Banking Corporation in Australia on the VisionPLUS platform in 2003. In addition, the Company's operations in the United Kingdom are expanding and have signed several agreements with new customers in Europe.

The underlying economic drivers of card issuance are population demographics and employment. New cardholders are predominantly people aged 18-24, a demographic segment that has been growing at a faster pace than the general population in recent years. Strengthening in the economy typically results in an improved credit risk profile, allowing card issuers to be more aggressive in their marketing campaigns to issue more cards.

The Company continues to increase its card accounts on file. As of December 31, 2003, the Company had a total of 347.8 million accounts on file. Of this total, 316.6 million were domestic and 31.2 million were international. As previously noted, the Company has a pipeline of 70 million accounts, which are primarily retail accounts, and all are to be converted by the end of 2004. During 2003, retail accounts generated approximately 26% of the revenue of a bankcard account. Due to expected changes in both bankcard and retail client mix and product usage from 2003 to 2004, retail accounts are expected to generate less than 26% of the revenue of a bankcard account in 2004 as noted above. The Company expects 2004 operating profit margins to be approximately the same as in 2003. The effects of client mix, and the card type mix shifting more heavily towards retail versus bankcards, will cause revenues to grow more slowly than accounts on file. As the client and card mix changes, the Company addresses its cost structure to maintain a relatively consistent operating profit margin.

The Company expects growth in accounts on file to exceed revenue growth due to the effects of client mix, the card type mix shifting more heavily towards retail versus bankcard, and the associated revenue per account on file. Over the last two years, the mix of accounts on file has moved towards retail. Retail accounts have increased from 25% to 34% of card issuing services' total card accounts on file. Future growth in accounts on file is expected to continue from retail cards, which is discussed in more detail below in the segment's results of operations discussion. Although there will be a reduction of revenue for the segment, the Company restructured certain activities in the third quarter of 2003 to adjust its cost structure and is pursuing opportunities to utilize capacity in the print/mail and plastic production areas, that will become available as a result of the planned upcoming deconversion.

In connection with a customer's acquisition of a bankcard portfolio, a customer decided to take nearly 20 million bankcard accounts to a client's in-house system. The client agreed to convert more than that number of retail accounts onto the Company's system by the end of 2004. In addition, as previously announced, Bank One Corp. notified the Company of its intention not to renew its contract for processing services, which will result in approximately 42 million bankcard accounts currently on file being deconverted by what is anticipated to be the fourth quarter 2004. However, Bank One has the option of continuing to process through FDC's system through September 2005. Based on the above and internal growth from its existing card account base, which takes into account the subprime market discussed in the segment results, the Company expects to have approximately 360 million accounts on file by year-end 2004.

Consolidation of card portfolios either via financial institution consolidation or sale, has led to an increasingly concentrated client base, which results in a changing client mix toward larger customers. In addition to the planned mergers of J.P. Morgan Chase and Bank One and Bank of America and FleetBoston, Citibank acquired the Sears portfolio and Royal Bank of Scotland acquired People's portfolio. J.P. Morgan Chase, FleetBoston, People's, Bank One Corp. and Citibank retail are all currently contracted customers of the Company and combined account for approximately 28% of the segment's revenue.

During 2003, card issuing services installed certain system upgrades and enhancements in connection with its redesign of the North American card processing system, which was completed in the first quarter of 2003. Ongoing client specific system development will occur to support cardholder account conversions. Any unexpected delay in contracted client-specific system development could postpone certain conversions scheduled for 2004 and affect the segment's revenue and operating profit.

EMERGING PAYMENTS SEGMENT

Through govONE Solutions, LP ("govONE"), a subsidiary of eONE Global, LP ("eONE"), the Company provides electronic tax processing services as a subcontractor for a partner bank, which has contracted with the Treasury Department, Financial Management Service ("FMS"), to be a provider of the Electronic Federal Tax Payment Service ("EFTPS"). In January 2004, govONE and its partner bank submitted a renewal proposal to FMS which indicated it would select a single provider of EFTPS services. govONE is currently one of only two providers of this service. The current EFTPS contract has been extended for an indefinite period, not to exceed December 31, 2004. In connection with the formation of the eONE partnership in November 2000, the Company agreed to contribute up to $100 million to eONE, its approximately 75% owned subsidiary, in the event that govONE's contract with its partner bank related to the EFTPS contract is not renewed or is renewed on terms which are materially worse than the current contract and have a material adverse effect on the business of govONE. At this time, the Company does not know if a contribution will be required or, if required, the amount of such contribution.

Encorus is negotiating a long-term contract to provide mobile commerce transaction processing services to several international wireless phone providers. This contract is expected to be signed in the first quarter of 2004 with acceptance testing by the phone providers scheduled to be completed in the third quarter. Revenues from these services are subject to consumer market adoption. eONE's balance sheet exposure related to Encorus Technologies ("Encorus") goodwill and intangibles totaled approximately $33 million at December 31, 2003.

OTHER

Management continues to look for ways to eliminate barriers across all lines of business to more efficiently and effectively operate the business as one company. The Company is beginning to more effectively cross sell products within the FDC family and continues to look for new and more effective ways to leverage its market presence across the enterprise. To enhance this effort, the Company announced on January 30, 2004, the creation of the Domestic Enterprise Payments organization. This new organization will consist of a number of elements, including the existing merchant services business and certain departments within card issuing services. Upon closure of the merger, the majority of Concord's operations also will be part of this organization. Additionally, two other new organizations, Enterprise Sales and Enterprise Utilities, will be part of the Domestic Enterprise Payments organization. The Enterprise Sales organization will focus on major customers and prospects across the organization. The Enterprise Utilities organization will consolidate common functions and activities, which now exist across certain segments and within Concord upon the closing of the merger. These functions and activities include call centers, customer service operations, output services and settlement operations. Transaction processing efforts, including First Data Net also will be part of Enterprise Utilities. This organization is expected to be in place by the end of the first quarter 2004 and may impact, along with the Concord integration, the reporting segments.

The Company continues to streamline operations and reduce costs as it continues to enhance its business model. The Company has been successful with the implementation of Six Sigma initiatives, a widely adopted methodology to measure and improve a company's operations performance by identifying and eliminating the defects in processes, and streamlining operational costs across the Company through the development of shared services functions. Additionally, the Company continues to upgrade its business continuity plans to address new systems and platforms and continues to focus on security around its systems and facilities.

2003 ACQUISITIONS

On March 24, 2003, the Company acquired TeleCash. TeleCash is a Germany-based seller and servicer of point-of-sale terminals and an electronic payment network operator. This acquisition allows the Company to expand its commitment to meet the international payment processing needs of banks and merchants.

In August 2003, Western Union purchased a majority interest in Eposs, a Cambridge, U.K.-based seller of prepaid cellular telephone services in Europe and Asia.

Other acquisitions during 2003 include:

- The purchase of the assets of Frank Solutions Inc. ("FSI"), a provider of interactive voice response and web response systems and professional services for state and local governments, in the emerging payments segment;
- An interest in a joint venture related to the money transfer business in the payment services segment; and
- The purchase of four merchant portfolios and a TeleCheck franchise in the merchant services segment.

On December 22, 2003, the Company announced it signed and entered into a Merger Implementation Agreement to acquire 100% of Cashcard Australia Limited, a provider of ATM services in the Australian marketplace. The transaction remains subject to Cashcard shareholder and judicial approval, as well as satisfaction of other closing conditions. The transaction will allow for FDC's entry into the fast growing Australian merchant ATM deployment market. The transaction will create opportunities for FDC and Cashcard clients, expanding the delivery of services such as credit and debit POS processing, deployment of merchant ATM's, check authorization and money transfer. In February 2004, the Australian Competition and Consumer Commission notified the Company that it would not oppose the acquisition. The Company anticipates closing the transaction during the second quarter of 2004.

COMPONENTS *of* REVENUE AND EXPENSES

The following briefly describes the components of operating revenue and expenses as presented in the Consolidated Statements of Income. Descriptions of the revenue recognition policies are included in Note 1 of the Consolidated Financial Statements.

Transaction and processing service fees—Revenues are based on a per transaction fee, a percentage of dollar volume processed, accounts on file or some combination thereof. These revenues represent 85% of FDC's revenues and are most reflective of the Company's core business performance. Payment services segment revenue is primarily earned from transaction fees charged to consumers sending money transfers. Within the merchant services segment, revenue is comprised primarily of fees charged to merchants and processing fees charged to alliances accounted for under the equity method. Merchant discount revenue from credit card and signature debit card transactions acquired from merchants is recorded net of interchange and assessments charged by the credit card associations. Revenue from PIN-based debit card transactions are recorded gross with the associated network fee recorded in cost of services. Merchant services revenues include check guarantee and verification fees which are charged on a per transaction basis or as a percentage of the face value of the check. Card issuing services revenue is comprised primarily of fees charged to the issuing bank based on cardholder accounts on file, both active and inactive, and to a lesser extent, transaction volumes processed.

Investment income, net—Revenue is derived primarily from interest generated by settlement assets within the payment services and merchant services segments, and realized net gains and losses from such assets. This revenue is recorded net of commissions to official check agents and associated hedges.

Professional services—Revenue is recognized from custom programming and system consulting services by the card issuing segment and by GovConnect in the emerging payments segment.

Software licensing and maintenance—Software licensing and maintenance revenue is generated primarily from the VisionPLUS software in the card issuing segment and from Velosant and Encorus in the emerging payments segment.

Product sales and other—Sales and leasing of point-of-sale devices in the merchant services segment are the primary drivers of this revenue component, providing a recurring revenue stream. This component also includes incentive payments, contract termination fees, royalty income and gain/loss from the sale of merchant alliance portfolios, which occur less frequently but are considered part of ongoing operations.

Reimbursable postage and other—This component and the off-setting expense caption represent postage, telecommunications and similar costs that are passed through to customers.

Cost of services—This caption includes the costs directly associated with providing services to customers and includes the following: telecommunications costs, personnel and infrastructure costs to develop and maintain applications and operate computer networks and associated customer support, PIN-based debit network fees, losses on check guarantee services and merchant chargebacks, commissions paid to money transfer agents, depreciation and amortization expense, and other operating expenses.

Cost of products sold—These costs include those directly associated with product and software sales such as cost of point-of-sale devices, merchant terminal leasing costs, and software licensing and maintenance costs and associated amortization and depreciation.

Selling, general and administrative—This caption primarily consists of salaries, wages, and related expenses paid to sales personnel, administrative employees and management, advertising and promotional costs and other selling expenses.

RESULTS *of* OPERATIONS

The following discussion for both results of operations and segment results refers to the twelve-month period ended December 31, 2003 versus the same period in 2002. Consolidated results should be read in conjunction with segment results, which provide more detailed discussions around certain Consolidated Statements of Income components. As discussed above, the Company classified NYCE as a discontinued operation in the fourth quarter 2003. Results of Operations for 2003 and 2002 reflect NYCE as a discontinued operation. The 2002 Consolidated Results, Merchant Services Segment Results and Card Issuing Services Segment Results have been adjusted from those previously reported to exclude NYCE's results of operations.

2003 COMPARED WITH 2002

Consolidated Results	2003	% of Total Revenue	2002	% of Total Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$7,106.3	85%	$6,445.1	86%	$661.2	10 %
Investment income, net	143.8	2%	97.3	1%	46.5	48 %
Professional services	102.9	1%	115.5	2%	(12.6)	(11)%
Software licensing and maintenance	53.4	—	62.9	—	(9.5)	(15)%
Product sales and other	385.5	5%	275.3	4%	110.2	40 %
Reimbursable postage and other	608.3	7%	506.5	7%	101.8	20 %
	$8,400.2	100%	$7,502.6	100%	$897.6	12 %
EXPENSES:						
Cost of services	$4,235.1	51%	$3,728.8	50%	$506.3	14 %
Cost of products sold	204.4	2%	189.5	3%	14.9	8 %
Selling, general and administrative	1,375.0	17%	1,270.5	17%	104.5	8 %
Reimbursable postage and other	608.3	7%	506.5	7%	101.8	20 %
Other operating expenses, net	39.1	—	73.9	—	(34.8)	(47)%
	$6,461.9	77%	$5,769.2	77%	$692.7	12 %

Operating revenues overview

The increase in total revenues was driven by all reported segments experiencing positive revenue growth in 2003, the strongest being the payment services and merchant services segments with growth rates of 15% and 14%, respectively. All other and corporate experienced a decline in revenue in 2003. Acquisitions contributed to reported total revenue growth, primarily related to the merchant services segment. The following provides highlights of revenue growth while a more detailed discussion is included in the Segment Results section below:

- The payments services and merchant services segments account for 97% of the increase in transaction and processing service fees. The payment services segment had an increase of approximately 31,000 worldwide Western Union agent locations, thereby increasing the number of corridors available for money transfers. These additional agent locations along with the maturing of agent locations added in the past several years and increased money transfers at mature locations contributed to increased transaction volume internationally and domestically. The merchant services segment experienced transaction growth through continued penetration into debit markets, as consumers replace cash and check transactions with debit and credit transactions.
- Substantially all investment income relates to the payments services segment's official check product. The increase is attributable to income from higher investable balances and gains recognized on liquidation of certain portfolio investments, offset by realized losses on derivative instruments used to hedge commissions paid to selling agents.
- The increase in product sales and other revenue is attributable to the March 2003 acquisition of TeleCash and incremental gains recognized on the sale of merchant contract portfolios.
- Reimbursable postage and other revenue and the offsetting expense represent postage, telecommunications and similar costs passed to customers. Revenue and the corresponding expense growth is due to volume growth and a postage rate increase in June 2002 in the card issuing services segment.

Operating expenses overview

- Total operating expenses and cost of services remained constant as a percentage of revenue. The increase in the dollar amount of cost of services resulted from growth in the Company's core businesses and acquisitions. Increases in Western Union agent commissions and operating expense from the operations of recent acquisitions accounted for most of the dollar increase. Other expenses such as debit interchange fees, amortization and depreciation also contributed to the increase but to a lesser extent.
- The increase in cost of products sold is attributable to the March 2003 acquisition of TeleCash in the merchant services segment as well as other costs that increase in proportion to the relevant revenue.
- Selling, general and administrative expenses declined as a percentage of revenue. Selling and administrative costs decreased relative to revenue growth from the Company's ability to leverage its overhead costs and shared services functions (i.e. accounting, payroll, legal etc.) as acquisitions continued to be integrated, as well as focused expense management.
- Reimbursable postage and other revenue and the offsetting expense represent postage, telecommunications and similar costs passed to customers. Revenue and the corresponding expense growth is due to volume growth and a postage rate increase in June 2002 in the card issuing services segment.

Other operating expenses, net

Other operating expenses related to restructuring, asset impairments and litigation and regulatory settlements totaled $39.1 million and $73.9 million in 2003 and 2002 respectively. See detailed information provided below.

2003 Activities

	Pretax Benefit/(Charge)					
Year ended December 31, 2003	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
Restructuring charges	$(3.5)	$ (6.7)	$(16.2)	$(3.1)	$(0.9)	$(30.4)
Restructuring accrual reversals	0.5	0.7	1.0	0.3	—	2.5
Impairments	—	—	(5.0)	—	(1.2)	(6.2)
Litigation and regulatory settlements	—	(5.0)	—	—	—	(5.0)
Total pretax charge, net of reversals	$(3.0)	$(11.0)	$(20.2)	$(2.8)	$(2.1)	$(39.1)

Restructuring charges

The restructuring charges were comprised of severance totaling $30.1 million and $0.3 million related to lease termination losses. Severance charges resulted from the termination of approximately 740 employees across the organization, representing all levels of employees and less than 3% of the Company's workforce. Cost savings related to these restructurings were approximately $15 million for 2003. The Company expects savings of approximately $54 million during 2004. The following describes the nature and timing of the restructuring plans by segment:

- Payment services charges related to severance costs associated with the rebalancing of resources from domestic operations to international operations. This rebalancing was necessary to support the Company's focus and success in international expansion of agents and increase its international transactions. The restructuring plan was completed in the third quarter of 2003.
- Merchant services severance charges resulted from the consolidation of certain domestic sales and support functions and the elimination of redundant positions in the merchant acquiring and check verification and guarantee business. Severance charges also were incurred to integrate international support functions between the merchant services and card issuing services segments. As part of the integration, lease termination losses were recognized due to the closure of a TeleCheck facility. These actions were done to support the Company's move towards obtaining operating efficiencies and consolidation of areas of expertise. These types of actions are expected to continue into 2004 as a result of the merger with Concord. The domestic and international restructuring plans were completed in the third quarter of 2003.
- Card issuing services severance charges resulted from the streamlining of the domestic operations and realignment of operating expenses to address declining segment revenues. Charges also were incurred related to the integration of international support functions with merchant services as noted above. As part of this effort, a lease termination loss was recognized in the combination of facilities into one location in Australia. The domestic restructuring plans were completed in the third quarter of 2003, and international plans were completed in the fourth quarter of 2003.
- Emerging payments severance charges resulted from the consolidation of Encorus operations, which resulted in the closure of the Leipzig, Germany facility. This consolidation was done in an effort to reduce fixed operating costs and to outsource software development activities. This portion of the restructuring plan was completed in the fourth quarter of 2003. Charges also were incurred related to the combination of the BillingZone and Taxware operations under the Velosant structure. This portion of the restructuring plan was completed in the third quarter of 2003. Additional restructuring activities have occurred in the first quarter of 2004 for these businesses.
- All other and corporate charges related to the consolidation of certain human resource and payroll functions to the Denver and Omaha locations. The restructuring plan was completed in the third quarter of 2003.

Reversal of restructuring accruals

The Company reversed $2.5 million of prior period restructuring accruals. The change in estimate was due to the favorable resolution of a customer contract related to the discontinuance of the Payment Card Solutions operations in the second quarter 2001, favorable terminations of lease agreements related to the third quarter 2000 card issuing services restructuring and an adjustment of severance costs related to the first quarter 2002 emerging payments restructuring.

The following table summarizes the Company's utilization of restructuring accruals for the years ended December 31, 2002 and 2003 (in millions):

	Employee Severance	Facility Closure
Remaining accrual at January 1, 2002	$ 20.9	$ 6.7
Expense provision	8.5	0.5
Cash payments and other	(24.4)	(2.4)
Changes in estimates	(3.5)	(0.4)
Remaining accrual at December 31, 2002	$ 1.5	$ 4.4
Expense provision	30.1	0.3
Cash payments and other	(12.8)	(1.2)
Changes in estimates	(0.9)	(1.6)
Remaining accrual at December 31, 2003	$ 17.9	$ 1.9

Impairments

The Company recognized $6.2 million of asset impairment charges, the majority of which related to the lack of sufficient demand to support the Company's investment in its domestic micro-chip smart card product.

Litigation and regulatory settlements

A litigation charge of $5.0 million was recorded related to a lawsuit associated with the merchant services segment.

2002 Activities

Year ended December 31, 2002	Pretax Benefit/(Charge) Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
Restructuring charges	—	$(6.0)	$ (0.3)	$ (2.4)	$(0.3)	$ (9.0)
Restructuring accrual reversals	—	0.5	3.2	0.2	—	3.9
Impairments	—	—	(16.5)	(11.3)	—	(27.8)
Litigation and regulatory settlements	$(41.0)	—	—	—	—	(41.0)
Total pretax charge, net of reversals	$(41.0)	$(5.5)	$(13.6)	$(13.5)	$(0.3)	$(73.9)

Restructuring charges

The restructuring charges were comprised of severance totaling $8.5 million and $0.5 million related to lease termination losses. Severance charges resulted from the termination of 281 employees, representing all levels of employees and less than 1% of the Company's workforce. Savings realized from these restructurings were $15.8 million for the year. The following describes the nature and timing of the restructuring plans by segment:

- Merchant services charges related to streamlining the span of management control and elimination of job redundancies across many departments at most employee levels within the merchant acquiring business. The restructuring plans were completed in the second quarter of 2002.
- Card issuing services restructuring charges related to severance associated with consolidating Tulsa data center operations and the elimination of duplicate positions. The restructuring plans were completed in the first quarter of 2002.
- Emerging payments charges related to a reduction in force and closure of a leased facility for the SurePay business to adjust its employee base to match the slower than expected participation in the business-to-business exchange market place. The restructuring plans were completed in the first quarter of 2002.
- All other and corporate charges related to the elimination of duplicative positions due to the integration of the Achex, Inc. acquisition. The restructuring plans were completed in the first quarter of 2002.

Reversal of restructuring accruals

The Company reversed prior period restructuring accruals resulting from changes in estimates totaling $3.9 million. The majority of these reversals related to the third quarter 2000 restructuring charge related to the United Kingdom-based operations of the card issuing services segment. The change in estimate resulted primarily from pension obligations associated with severed employees being less than anticipated.

Impairments

The following describes the asset impairment charges by segment:

- An $11.3 million charge for the emerging payments segment's capitalized software development costs. The impairment resulted from the second quarter 2002 decision to cease SurePay business-to-business platform development efforts. During 2003, SurePay's operations were ceased and its remaining assets were transferred to the merchant services segment.
- A $16.5 million charge for the card issuing services segment related to capitalized contract costs associated with a customer that announced it would no longer accept its private-label credit cards at its merchant businesses as a result of the customer's financial difficulties.

Litigation and regulatory settlements

The Company recorded $41.0 million in litigation and regulatory settlement charges in its payment services segment. Of these charges $30.0 million related to the anticipated settlements of various class action lawsuits pertaining to the Company's money transfer business, including plaintiffs' legal fees and other outside administrative costs. The additional $11.0 million related to an $8.0 million settlement with the New York State Banking Department and a $3.0 million settlement with the U.S. Treasury Department over alleged infractions of certain regulations related to Western Union's money transfer business.

INTEREST EXPENSE

Interest expense decreased by 3% to $107.1 million which was attributable to a 10% decline in the average interest rate partially offset by an increase in average debt balances.

INVESTMENT GAINS AND LOSSES, NET

The table below details the investment gains realized and losses incurred during the years ended December 31, 2003 and 2002. Investments were written-down to fair value based on quoted market prices for public companies and for privately held companies by considering market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing or other measures.

	Year ended December 31,	
Gains/(Losses):	2003	2002
(in millions)		
Write down of investments related to e-commerce businesses	$(6.0)	$(6.4)
Gain (loss) on sale of investments and dividend income	(0.7)	—
Write down of an investment related to the card issuing services segment	—	(2.5)
Gain on sale of a portion of the Company's investment in CheckFree Corporation	—	9.6
Net investment gains and (losses)	$(6.7)	$ 0.7

Divestitures, net

In 2003 the Company reversed $6.8 million of divestiture accruals related to the divestitures of certain companies acquired as part of the 1995 merger with First Financial Management Corporation ("FFMC"). The reversal related to the passage of time related to certain exposures. Additionally, the Company paid approximately $7.5 million in connection with the resolution of the issues involved in the investigation by the Office of Inspector General of the District of Columbia of alleged overpayments to Medicaid recipients by a former FFMC subsidiary. The payment was applied against the corresponding divestiture accrual.

The Company reversed $4.2 million, net of divestiture accruals in 2002 related primarily to Investor Services Group and TransPoint LLC ("TransPoint"), due to the passage of certain contractual indemnification provisions and the release of amounts previously held in escrow. Investor Services Group was divested in the fourth quarter of 1999 and TransPoint was merged with CheckFree in the fourth quarter of 2000.

INCOME TAXES

FDC's effective tax rates on pretax income from continuing operations were 25.0% and 25.5% for the years ended December 31, 2003 and 2002 respectively. The calculation of the effective tax rate includes equity earnings in affiliates and minority interest in pretax income. The majority of minority interest and equity earnings relate to entities that are considered pass-through entities for income tax purposes. The reduction of the effective tax rate for 2003 compared to 2002 resulted primarily from the expiration of a statutory examination period for a prior tax year. The completion of the acquisition of Concord in 2004 will increase the effective tax rate of the combined company in excess of FDC's historical effective tax rate due to, among other potential factors, FDC's tax exempt investment income representing a lesser portion of the combined company's pretax income.

MINORITY INTEREST

The majority of the increase in minority interest expense for 2003 is attributable to increased income related to consolidated merchant alliances and less minority benefit recognized due to lower impairment charges related to the emerging payments segment.

EQUITY EARNINGS IN AFFILIATES

The increase in equity earnings in affiliates for the period is attributable to increased revenue and profit as a result of increased transaction volumes of certain merchant alliances.

DILUTED EARNINGS PER SHARE

Diluted earnings per share from continuing operations increased 16%, or $0.26, to $1.86 for 2003 from $1.60 per share in 2002. The increase is attributable to increases in net income resulting from items discussed above, and to a lesser extent, the reduction in weighted-average shares outstanding.

SEGMENT RESULTS

Operating segments are defined by Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. FDC's CODM is its Executive Committee, which consists of the Company's Chairman and Chief Executive Officer, Executive Vice Presidents and certain other senior executives. FDC classifies its businesses into four segments: payment services, merchant services, card issuing services, and emerging payments. The operating segments are reviewed separately below because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

As discussed above, NYCE's operations are being treated as discontinued operations. All periods were restated for the merchant services and card issuing segments to properly reflect these operations as discontinued.

The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.
- Segment revenue includes interest income, equity earnings in affiliates and intersegment revenue.
- A majority of corporate overhead is allocated to the segments based on a percentage of the segments' revenues.
- Segment operating profit includes interest income, minority interest and equity earnings in affiliates net of related amortization expense.
- Segment operating profit excludes restructuring charges, asset impairment charges, significant litigation and regulatory settlement charges, interest expense, investment gains and losses, business divestiture gains and losses and income taxes since they are not allocated to the segments for internal evaluation purposes. While these items are identifiable to the business segments, they are not included in the measurement of segment operating profit provided to the CODM for purposes of assessing segment performance and decision making with respect to resource allocation.
- Revenues and operating profit of the payment services segment are stated on a pretax equivalent basis (i.e., as if investment earnings on nontaxable investments were fully taxable at FDC's marginal tax rate).

PAYMENT SERVICES SEGMENT RESULTS

(in millions)	2003	% of Segment Revenue	2002	% of Segment Revenue	Change Amount	Change %
REVENUES:						
Transaction and processing service fees	$3,283.6	90%	$2,868.4	90%	$415.2	14%
Investment income, net[(a)]	354.1	10%	299.2	10%	54.9	18%
Other revenues	18.8	—	14.2	—	4.6	32%
Total revenue	$3,656.5	100%	$3,181.8	100%	$474.7	15%
Operating profit[(a)]	$1,232.2		$1,047.9		$184.3	18%
Operating margin	34%		33%		1 pt	
KEY INDICATORS:						
Consumer-to-consumer money transfer transactions[(b)]	81.0		67.8		13.2	19%
Branded consumer-to-business transactions[(c)]	134.0		119.3		14.7	12%

(a) *For segment reporting purposes, payment services presents investment income and operating profit on a pretax equivalent basis (i.e., as if investment earnings on settlement assets, which are substantially all nontaxable, were fully taxable at FDC's marginal tax rate). The revenue and operating profit impact of this presentation is eliminated in consolidation.*

(b) *Consumer-to-consumer money transfer transactions include North America and international consumer money transfer services.*

(c) *Branded consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap's Just-in-Time and Equity Accelerator services, and E Commerce Group's SpeedPay transactions directly processed by E Commerce Group. Amounts include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries for all periods presented to provide a more meaningful comparison.*

Transaction and processing service fee revenue

Western Union money transfer transactions, classified as either consumer-to-consumer or consumer-to-business, generated approximately 90% and 89% of the payment services segment's transaction and processing service fee revenues for 2003 and 2002, respectively. Western Union money transfer revenues increased 16% on a reported basis, and 12% assuming a constant exchange ratio between the euro and the U.S. dollar.

<u>Consumer-to-consumer</u>

Transaction and processing service fee revenue from consumer-to-consumer transactions increased 18% in 2003, 13% adjusted for the euro. This compares to 16% growth in 2002 on both a reported and euro adjusted basis. These revenues were driven by growth in consumer-to-consumer transactions of 19%, 22% and 25% in 2003, 2002 and 2001, respectively. The main driver of consumer-to-consumer Western Union money transfer revenue growth is international money transfer transactions and the resulting revenues which include U.S. outbound transactions destined for foreign countries other than Mexico and Canada. Western Union international money transfer revenue increased 24% in 2003 on a reported basis which benefited by approximately $100 million from the euro. In 2002 international revenue grew 25% on a reported basis and 24% adjusted for the euro. The associated international transactions grew 25%, 32% and 43% in 2003, 2002 and 2001, respectively.

Key drivers of the Western Union consumer-to-consumer money transfer revenue growth are both the international and Mexico money transfer businesses. These two businesses added more than 12.1 million, 10.9 million and 9.5 million incremental transactions in 2003, 2002 and 2001, respectively. The table below presents the components of money transfer revenues as a percentage of total money transfer revenue:

	Year Ended December 31,		
	2003	2002	2001
Consumer-to-consumer:			
International	56%	52%	50%
Domestic (including Canada)	19%	21%	23%
Mexico	7%	7%	9%
Consumer-to-business (including branded consumer-to-business)	18%	20%	18%
	100%	100%	100%

The above table demonstrates the increasing importance of international money transfer revenue to the segment results. The reduction in international transaction growth rates was offset by strong growth in Mexico. In 2003, transaction growth to Mexico increased 22% compared to 14% in 2002. The strong growth in Mexico is due to strong consumer demand for the next-day service product, which is supported by the Western Union brand and solid distribution network in both the United States and Mexico. Domestic money transfer transaction growth was slightly less in 2003 compared to 2002 as new compliance initiatives may have impacted the business. In 2003, North America same store transaction sales growth was 14% compared to 13% in 2002. In addition, the trends related to consumer-to-consumer revenue per transaction, excluding the impact of the strong euro, have been relatively consistent during the last two years in spite of strong competition, particularly for transfers from the United States to Latin America.

The increase in international and Mexico transactions was caused in part by the growth in the agent locations, maturing locations and targeted ethnic locations. Agent locations grew to 182,000, which represents an increase of 21% over 2002 and continues the trend of high agent location growth of 26% in 2002 and 19% in 2001. Most new agent locations only marginally contribute to revenue growth in the year of establishment since, for example, it typically takes three to five years for an international location to mature. Most of the transaction and revenue growth is coming from more mature locations added over the last several years. The Company believes that the new locations continue to create a strong base that supports future growth as they mature. In 2003, nearly 1,000 new ethnic locations were added to the U.S. network providing an immediate impact to international transactions. In less than 12 months of service, these agents added more than 800,000 new international transactions, or 2% of international transaction growth. Transaction ramp up and growth rates from these agents are typically higher than network averages.

In addition to the strategies listed above, Western Union's revenue growth is driven by its worldwide network of "corridors"—country-to-country money-transfer pairs. Within these corridors, immigration patterns, new regulations, changing economic conditions, the geo-political environment, competition and other factors can impact both transactions and revenues. In the last two to three years, revenues and transaction growth were negatively impacted (although not significantly) by political and economic climates in certain South America and Middle East countries as well as the closure of Western Union's agent in South Africa. Although these situations had a negative impact, performance of individual countries typically does not materially affect the Company's performance. During 2003, 49 of Western Union International's top 50 countries had positive transaction growth.

Consumer-to-business

Branded consumer-to-business revenue represented approximately 97% of total consumer-to-business revenue for the year ended December 31, 2003. Branded consumer-to-business transactions grew 12% in 2003. Transactions for 2003 and 2002 include E Commerce Group and Paymap as if they were consolidated subsidiaries as of January 1, 2001, to provide a more meaningful comparison.

The growth in the branded consumer-to-business market was driven by strong selling and marketing efforts and by the diversification of product offerings through the acquisitions of E Commerce Group and Paymap. E Commerce Group transactions in 2003 increased more than 30% over prior year. Overall growth in total consumer-to-business transactions and revenues were impacted negatively by consumers switching from traditional cash products, including those provided by Quick Collect, to more convenient, price competitive products, such as those offered by Paymap and E Commerce Group. Western Union is well positioned to support the shift in consumer behavior by providing a full portfolio of electronic payment options. Excluding Quick Collect, transaction growth in Western Union's remaining consumer-to-business products remain strong, with branded consumer-to-business transaction growth at 19% in 2003.

Investment Income

The increase in investment income in 2003 is due to several factors; investment revenue growing marginally as lower yields on certain investments were more than offset by higher investable balances, lower commissions paid to selling agents due to lower interest rates, and realized gains of $138.2 million in 2003, compared to $65.6 million in 2002, on the liquidation of certain portfolio investments. Partially offsetting the increases in investment income were realized losses on derivative instruments used to hedge commissions paid to selling agents. The investment portfolio balance is driven largely from sales of official checks by selling agents. The average investment portfolio balance grew 13% for 2003 due to mortgage refinancing balances driven by low interest rates and newly converted business. The payments services segment reports investment income and operating profit on a pretax equivalent basis (i.e., as if investment earnings on settlement assets, which are substantially all non-taxable, were fully taxable at FDC's marginal tax rate). The impact of reporting segment revenue and operating profit on this basis is eliminated in consolidation.

Operating Profit

Payment services operating profit (on a pretax equivalent basis) increased 18% due to the transaction and processing service fee and investment income growth described above. These improvements were partially offset by increased agent commissions commensurate with revenue growth, increased spending on regulatory compliance, and increased investment in advertising and marketing expenses.

MERCHANT SERVICES SEGMENT RESULTS

(in millions)	2003	% of Segment Revenue	2002	% of Segment Revenue	Change Amount	Change %
REVENUES: [b]						
Transaction and processing service fees	$ 1,998.5	67%	$1,790.4	68%	$ 208.1	12 %
Check verification and guarantee services	389.2	13%	375.6	14%	13.6	4 %
Product sales and other	384.8	13%	274.9	11%	109.9	40 %
Equity earnings in affiliates	170.2	6%	141.8	5%	28.4	20 %
Other revenue	48.0	1%	50.2	2%	(2.2)	(4)%
	$ 2,990.7	100%	$2,632.9	100%	$ 357.8	14 %
Operating profit [b]	$ 806.7		$ 715.7		$ 91.0	13 %
Operating margin [b]	27%		27%		—	—
KEY INDICATORS: [b]						
North America merchant dollar volume (billions) [a]	$ 664.7		$ 547.8		$ 116.9	21 %
North America merchant transactions (millions) [a]	12,216.2		9,901.4		2,314.8	23 %

(a) *North America merchant dollar volume includes VISA and MasterCard credit and debit (signature and PIN-based) at point-of-sale. North America merchant transactions include VISA and MasterCard credit and debit (signature and PIN-based) at point-of-sale and processed-only customer transactions.*

(b) *Amounts have been restated to exclude the discontinued operations of the NYCE business.*

Transaction and processing revenue

Transaction and processing service fee growth was driven by growth in both the dollar volume and number of transactions processed. These increases result from increased usage, new merchant signings, strong growth in the debit market (both signature and PIN-based), the debit card enabling of existing merchants, and the impact of acquisitions. The focus on expanding debit processing, new vertical markets and related products has led to both new merchant signings and increased volumes with some of the segment's largest merchants.

Core merchant businesses, consisting of FDMS (including equity earnings from merchant alliances) and PayPoint, accounted for 86% of total transaction and processing service fee revenue and equity earnings for the segment. Revenue, including equity earnings, from these core businesses grew 15% from 2002. PayPoint, acquired in August 2002, contributed approximately 4% for 2003 to the core transaction and processing service fee and equity earnings growth for the segment between the first of the year and the anniversary date of the acquisition. The revenue growth from acquisitions is enhanced due to the integration of such acquisitions into FDC's infrastructure from the date of acquisition. Without the benefit of the PayPoint acquisition and other smaller strategic acquisitions before their respective anniversary date, the core merchant business growth in transaction and processing service fees and equity earnings was approximately 8% in 2003. Revenue growth on this same basis, and excluding the consolidation of Wells, Wachovia and Huntington, was 9% in 2002. Dollar volume and transaction growth trends driving the revenue discussed above were as follows:

	2003	2002	2001
North America merchant dollar volume	21%	13%	8%
North America merchant transactions	23%	14%	9%

Revenue growth does not follow the transaction trend because of price compression of 3% to 5% each year, the mix of the merchant base and the mix of card transaction types. The industry has seen a shift in the use of PIN-based debit cards from credit, signature debit, checks, and cash. The use of both PIN-based and signature debit cards accounted for 29% of industry volumes in 2003, up from 21% in 2002 based on the August 2003 Nilson report. The Company has experienced a similar trend in the mix of transactions. PIN-based debit transactions have been the fastest growing type of transaction, which along with the price compression and mix of merchants, accounts for the disparity between revenue and transaction growth.

The Company expects these trends to continue. Excluding acquisitions, transaction growth continued to be fueled by penetration into debit markets, resulting from both new merchant signings and debit enabling of existing customers and overall increased consumer spending. The acquisition of Concord and its STAR network is anticipated to further enhance the percentage of PIN-based debit transactions in the Company's mix of card transaction processing growth experienced over the last several years.

Check verification and guarantee services revenue

The check verification and guarantee services revenue increase in 2003 was attributable to growth in the Electronic Check Acceptance® service ("ECA®") product, offset by declines in the paper check verification and guarantee volumes from the loss of a major retailer in 2003, as well as the first quarter 2003 effect of adopting Financial Accounting Standards Board ("FASB") Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The continued decline in paper check guarantee and verification is a direct result of the increased trend by consumers to utilize debit cards at the point-of-sale as discussed above.

Under FIN 45, the Company is required to defer revenue in the amount of the fair value of check guarantees until the settlement or expiration of the check guarantee for transactions occurring subsequent to December 31, 2002. The initial adoption reduced revenue and operating profit by $5.2 million for the first quarter of 2003. FIN 45 had minimal impact for the remainder of the year and will have minimal impact in future periods, assuming no dramatic change in check guarantee volumes.

Product sales and other revenue

The increase in product sales and other revenues in 2003 was attributable to a $50.8 million gain from the sale of a Domestic Agent Bank portfolio, a $20.3 million gain on the sale of a merchant portfolio related to the termination of a merchant alliance and sales of merchant POS terminals by TeleCash, which was acquired in March 2003. During 2002, a similar gain on the sale of a merchant portfolio of $15 million was recorded, as well as contract termination fees of $5 million. The purchase and sale of merchant contracts is an ordinary element of the Company's merchant services business as is the movement of merchant contracts between the Company and its merchant alliances. The Company or a merchant alliance may purchase or sell a portfolio of contracts outright. Other times a partner may purchase the Company's interest in a merchant alliance. This gives the partner 100% ownership in the underlying merchant contracts as compared to a partial interest in a joint venture alliance that owns the contracts. Other times the formation of a merchant alliance involves the sale of an interest in a portfolio of the Company's merchant contracts to the joint venture partner for cash. Management considers these transactions to be in the ordinary course of managing the Company's business, and therefore, the gains from selling these revenue-generating assets are included within the product sales and other component of revenues.

Equity earnings in affiliates

The increase in equity earnings in affiliates for the period is attributable to increased revenue and profit as a result of increased transaction volumes of certain merchant alliances for similar reasons discussed above for transaction and processing revenues. The nature of the transactions and trends are consistent with those discussed above in "Transactions and processing revenue."

Operating profit

The increase in operating profit is reflective of increased dollar volume and transactions, the impact of the items discussed above related to the gains on sales of merchant portfolios, and increased earnings from equity alliances. Margins were impacted negatively by integration costs related to the pending Concord merger and the investments in enhanced product offerings and international expansion.

CARD ISSUING SERVICES SEGMENT RESULTS

	2003	% of Segment Revenue	2002	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES: [a]						
Transaction and processing service fees	$1,339.2	66%	$1,304.8	68%	$ 34.4	3 %
Professional services	50.1	2%	64.8	3%	(14.7)	(23)%
Reimbursable postage and other	617.2	30%	521.4	27%	95.8	18 %
Other revenue	30.1	2%	26.3	2%	3.8	14 %
	$2,036.6	100%	$1,917.3	100%	$119.3	6 %
Operating profit [a]	$ 305.8		$ 372.2		$ (66.4)	(18)%
Operating margin [a]	15%		19%		(4)pts	
KEY INDICATORS:						
Card accounts on file (in millions)						
Domestic	316.6		298.0		18.6	6 %
International	31.2		27.2		4.0	15 %
Total	347.8		325.2		22.6	7 %

[a] *Amounts have been restated to exclude the discontinued operations of the NYCE business.*

Transaction and processing revenue

The increase in transaction and processing service fees in 2003 was attributable to the continued conversion of card accounts; product penetration with existing customers; the Active acquisition in Europe; and increased signing of international business, which was partially offset by a decline in revenue and accounts on file in the subprime business, the Citi bankcard deconversion, and the shutdown of First Consumers National Bank. The Company converted approximately 36 million accounts during 2003 and has a pipeline of approximately 70 million accounts, most of which are retail. The pipeline is scheduled to be converted by the end of 2004.

As noted previously, the mix in the types of accounts on file impacts revenue growth, with retail accounts and debit accounts not generating as much revenue per account as bankcard accounts. The trend of accounts toward retail, as shown below, is expected to continue into the near future since most of the accounts in the pipeline are retail accounts and Bank One's bankcard accounts are scheduled to deconvert in the third and fourth quarters of 2004.

	2003	2002	2001
Bankcard	48%	58%	59%
Retail	34%	25%	24%
Signature debit	18%	17%	17%

Revenue per account on file for retail and debit was 26% and 40%, respectively, of bankcard accounts on file for 2003 and, as previously discussed, the retail revenue per account is expected to decrease in 2004. This decrease is due to the expected changes in both bankcard client mix and retail client mix towards larger customers and product usage from 2003 to 2004.

As noted above, transaction and processing revenue growth was affected adversely by a general deterioration of the subprime business, with the top six subprime card issuing customers accounting for approximately 7% and 10% of card issuing services revenue for 2003 and 2002, respectively. Through 2001, the Company experienced strong growth in the subprime business. Although it continues to service customers that are growing despite these conditions, the Company experienced an approximate 20% decline in revenue from this business in 2003. Furthermore, heightened regulatory requirements (including increased capital and reserve requirements), material increases in delinquencies and charged off accounts and general economic conditions will constrain the ability of many subprime issuers to maintain their existing account base in the near term.

Professional service revenue

Professional service revenues are comprised of custom programming services provided mostly to existing customers. The decrease is attributable to a decline in custom programming requests from certain VisionPLUS customers.

Reimbursable postage and other revenue

The increase in reimbursable postage and other is attributable to a June 2002 increase in postage rates and increased mailing volumes.

Operating profit

Operating profit continued to be impacted adversely by pricing pressures, deterioration of subprime issuers and account deconversions. Additional decreases resulted from lost business related to the discontinued business of First Consumers National Bank, favorable resolution of a contract issue in 2002 and certain investments in the business. Offsetting these items are internal growth from existing clients, new print/mail and plastics business and account conversions.

The decline in margins resulted from the items impacting operating profit mentioned above. Additionally, investments in the business, including the resulting amortization from the redesign of the North American card processing system completed early in the year, and the increase in reimbursable postage and other revenue at a zero margin have caused decreases in margins.

The Company expects 2004 margins to be approximately the same as 2003. During the third quarter 2003, card issuing services completed a significant restructuring to streamline its domestic operations and realign its operating expenses to address declines in segment revenues. Cost savings associated with the restructuring are expected to be approximately $23 million on an annual basis.

EMERGING PAYMENTS SEGMENT RESULTS

	2003	% of Segment Revenue	2002	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 78.2	52%	$ 72.5	49%	$ 5.7	8 %
Professional services	44.2	29%	41.5	28%	2.7	7 %
Software licensing and maintenance	27.7	18%	31.5	21%	(3.8)	(12)%
Other revenue	1.3	1%	1.7	2%	(0.4)	(24)%
	$151.4	100%	$147.2	100%	$ 4.2	3 %
Operating loss	$ (18.7)		$ (16.6)		$ (2.1)	(13)%
Operating margin	(12)%		(11)%		(1) pt	

Transaction and processing revenue

The increase in transaction and processing service fees for 2003 results from increased transaction volume at govONE and the acquisition of GovConnect in April 2002.

Professional services revenue

The increase in professional services revenue results from the acquisitions of GovConnect and FSI.

Software and licensing maintenance revenue

The decrease in software and licensing maintenance revenue in 2003 is due to a decrease in software sales at Encorus from its existing product line as Encorus focuses on development of a new software product. This decrease is partially offset by growth in software and licensing maintenance revenue at Velosant and GovConnect.

Operating profit

Operating losses increased due to the effort of developing the Velosant and Encorus product offerings and related operations. In the third and fourth quarter 2003 and during the first quarter of 2004, the segment took measures to reduce operating costs at Velosant and Encorus.

ALL OTHER AND CORPORATE

	2003	% of Segment Revenue	2002	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 77.2	94%	$ 86.4	95%	$ (9.2)	(11)%
Professional services	3.1	4%	2.7	3%	0.4	15 %
Other revenue	1.7	2%	2.0	2%	(0.3)	(15)%
	$ 82.0	100%	$ 91.1	100%	$ (9.1)	(10)%
Operating loss	$(101.6)		$(72.6)		$(29.0)	(40)%

Transaction and processing revenue

The decline in transaction and processing service fees is attributable to a decrease in volume with existing clients at Teleservices and First Data Voice Services.

Operating profit

The increase in the operating loss is attributable to the decline in revenue and profitability at Teleservices and First Data Voice Services, an increase in spending for certain corporate initiatives, Concord integration costs, pension expense and legal fees.

The Company has recognized integration costs of $9.8 million in 2003 in the Consolidated Statements of Income related to the pending merger with Concord. These costs primarily represent direct personnel costs associated with preparing for the combination of Concord and FDC operations. Integration costs will increase significantly upon completion of the merger. As of December 31, 2003, $32.6 million of direct transaction costs, such as legal, accounting and investment banking fees, were incurred and recorded in other assets in the Consolidated Balance Sheets.

2002 COMPARED WITH 2001

Consolidated Results	2002	% of Total Revenue	2001	% of Total Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$6,445.1	86%	$5,652.4	86%	$792.7	14 %
Investment income, net	97.3	1%	86.5	1%	10.8	12 %
Professional services	115.5	2%	71.2	1%	44.3	62 %
Software licensing and maintenance	62.9	—	23.4	—	39.5	169 %
Product sales and other	275.3	4%	315.7	5%	(40.4)	(13)%
Reimbursable postage and other	506.5	7%	453.0	7%	53.5	12 %
	$7,502.6	100%	$6,602.2	100%	$900.4	14 %
EXPENSES:						
Cost of services	$3,728.8	50%	$3,584.7	54%	$144.1	4 %
Cost of products sold	189.5	3%	157.2	2%	32.3	21 %
Selling, general and administrative	1,270.5	17%	1,073.1	16%	197.4	18 %
Reimbursable postage and other	506.5	7%	453.0	7%	53.5	12 %
Other operating expenses, net	73.9	—	35.5	1%	38.4	108 %
	$5,769.2	77%	$5,303.5	80%	$465.7	9 %

Operating revenues overview

Total revenues increased due to the strength of the payment services and merchant services segments which was partially mitigated by a decline in revenue in the card issuing services segment and all other and corporate.

- The increase in transaction and processing service fees is attributable to growth in consumer-to-consumer transactions of 22%, branded consumer-to-business transactions of 21%, North America merchant dollar volume growth of 13%, and North America merchant transaction volume growth of 14% in 2002. The consumer-to-business transactions for 2001 include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries to provide a more meaningful comparison. Although card accounts on file increased 4%, processing revenue declined in the card issuing services segment due to pricing pressures and the impact of certain 2001 deconversions. The realignment of three merchant alliances and acquisitions contributed to the transaction and processing service fee growth, as discussed in segment results below.
- The investment income growth of 12% was attributable to a significant increase in average investable balances in 2002, lower short-term rates, which resulted in lower commissions paid to selling agents and incremental realized net gains on the liquidation of certain portfolio investments, partially offset by lower yields on certain investments and realized losses on derivative instruments used to hedge commissions paid to selling agents.
- The growth in professional services revenue was driven by consulting services of GovConnect, Inc. which was acquired in April 2002 and contributed $34.9 million, and PaySys International, Inc. ("PaySys"), which was acquired in April 2001 and contributed an incremental $9.7 million.
- The increase in software licensing and maintenance revenue was attributable due to Taxware, PaySys and Encorus, which incrementally contributed $13.5 million, $11.9 million and $10.5 million, respectively, over prior year results. Taxware International, Inc. ("Taxware"), PaySys and Encorus were acquired in August 2001, April 2001 and November 2001, respectively.
- The decrease in product sales and other revenues was attributable to incentive payments of $58.1 million received in 2001 related to a previously formed merchant alliance, contract termination fees of $36.8 million received in 2001 and revenue from a divested business of $7.9 million in 2001. No incentive payments were received in 2002 and termination fees were $5 million. These declines were partially offset by an increase of $43.1 million in sales and leasing of products, mainly point-of-sale devices by TASQ Technology ("TASQ") (acquired in March 2001), a $15.0 million gain from the sale of a small merchant alliance portfolio and an increase in royalty income of $7.1 million.
- The increase in reimbursable postage and other revenue and the offsetting expense was attributable to volume increases and a postage rate increase in the second quarter of 2002. In January 2002, the Company adopted Emerging Issues Task Force ("EITF") 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket Expenses' Incurred," ("EITF 01-14") which requires that reimbursements received for "out-of-pocket" expenses be characterized as revenue.

Operating expenses overview

- Cost of services as a percentage of service revenues (transaction and processing service fees and professional services) decreased approximately 6 percentage points on a reported basis and approximately 4 percentage points on a pro forma basis. The pro forma results noted in the preceding sentence, and throughout the rest of this discussion and analysis, represent 2001 reported amounts adjusted for the impact of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which resulted in the elimination of goodwill amortization effective January 1, 2002. The increase in the dollar amount of cost of services resulted from growth in core businesses, business acquisitions and an increase in agent commissions. The decrease as a percentage of revenue related to focused expense management, cost reduction initiatives implemented in late 2001 and into 2002, and continued Six Sigma initiatives. Additionally, the retroactive consolidation of three merchant alliances back to January 1, 2002 increased cost of services for the year ended December 31, 2002, as a higher percentage of the alliances costs are processing related versus selling, general and administrative, thereby increasing the dollar amount of cost of services.
- The increase in cost of products sold for 2002 relates to the increase in sales of the Company's POS devices, merchant services terminal leasing and software licensing and maintenance. The acquisition of TASQ in March of 2001 and an increased number of merchant services terminal lease signings contributed to the significant increase.
- The increase in selling, general and administrative expenses during 2002 relates to the impact of business acquisitions, increased spending on specific corporate initiatives and an increase in advertising expenditures. As a percentage of total revenue, selling, general and administrative expenses increased approximately 0.6 percentage points to 16.9%.

Other operating expenses, net

Other operating expenses related to restructuring charges, asset impairment charges and litigation and regulatory settlements totaled $73.9 million and $35.5 million in 2002 and 2001, respectively. See detailed information related below.

2002 Activities

Refer to the comparison of 2003 to 2002 for discussion of other operating expenses by segment.

2001 Activities

	Pretax Benefit/(Charge)					
Year ended December 31, 2001	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
Restructuring charges	$ (8.8)	$(12.2)	$(2.8)	$(1.8)	$(1.9)	$(27.5)
Restructuring accrual reversals	0.6	1.7	3.9	—	0.5	6.7
Impairments	(11.2)	(0.4)	(1.1)	—	(2.0)	(14.7)
Total pretax charge, net of reversals	$(19.4)	$(10.9)	$ —	$(1.8)	$(3.4)	$(35.5)

Restructuring charges

The restructuring charges were comprised of severance totaling $24.7 million and $2.8 million related to lease termination losses and a customer contract. Severance charges resulted from the termination of 790 employees, representing all levels of employees and approximately 3% of the Company's workforce. The following describes the nature and timing of the restructuring plans by segment:

- Payment services restructuring charges related to the discontinuance of the Payment Card Solutions and SkyTeller operations, consolidation of international support functions and transition of a Mexico call center and operations support to a third-party provider. The payment services restructuring plans were completed in the second quarter of 2002.
- Merchant services charges related to closing facilities in Nashville, Tennessee; Louisville, Kentucky; Belmont, California; Reston, Virginia; and Lakewood, Ohio to eliminate job redundancies related to front-end system support, relationship management and quality assurance. The merchant services restructuring plan was completed in the third quarter of 2001. In addition, TeleCheck restructured under new management and eliminated management positions at several levels within the organization. The restructuring plans were completed in the second and fourth quarters of 2001. Finally, gaming call center services were transitioned to a single facility, which was completed in the fourth quarter of 2001.
- Card issuing services restructuring charges related to the closure of a facility and terminations associated with converting certain debit operations to the NYCE platform and other department reorganizations. The card issuing restructuring plans were completed in the first quarter of 2002.
- Emerging payments charges related to a reduction in force for the SurePay business to adjust its employee base to match the slower-than-expected participation in the business-to-business exchange marketplace.
- All other and corporate charges related to consolidating corporate functions to the Denver office and elimination of redundant functions. The all other and corporate restructuring plans were completed in the third quarter 2001.

Reversal of restructuring accruals

The Company reversed prior period restructuring reserves resulting from changes in estimates totaling $6.7 million. The majority of these reversals related to the third quarter 2000 restructuring charge related to the United Kingdom-based operations of the card issuing services segment and the 1998 merchant services Nashville data center closure. The change in estimate related to the United Kingdom charge was caused primarily by pension obligations associated with severed employees being less than anticipated.

Impairments

The Company recorded asset impairment charges of $14.7 million. The following describes the nature of the impairment charges by segment:

- A payment services related charge of $11.2 million relating to goodwill and other assets associated with the discontinuance of the SkyTeller service offering.
- A merchant services related charge for $0.4 million related to fixed assets associated with the facility closures discussed in the restructurings above.
- A card issuing services related charge of $1.1 million related to a $0.8 million software impairment, as well as fixed assets associated with the card issuing facility closures discussed in restructurings above.
- An all other and corporate impairment charge of $2.0 million related to internally developed software due to functionality acquired through the acquisition of Achex in the third quarter of 2001.

Interest Expense

Interest expense decreased 5% to $110.8 million for 2002 from $117.1 million for 2001. The decrease was attributable to the average interest rate decreasing 0.8 percentage points, offset by an 18% increase in the average total debt balance.

Investment gains and losses, net

The table below details the investment gains realized and losses incurred during the year ended December 31, 2001. Investments were written down to fair value based on quoted market prices for public companies and for privately held companies by considering market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing or other measures.

(Losses):	Year ended December 31, 2001
(in millions)	
Write down of investments related to e-commerce businesses	$ (32.2)
Write down of an investment in Excite@Home	(9.2)
Write down of an investment in CheckFree in the all other and corporate segment	(142.8)
Net investment losses	$(184.2)

Divestitures, net

The Company sold a small technology solutions company and an in-store branch banking business in January and August 2001, respectively. There was no gain or loss realized on these sales in 2001.

The Company discontinued a collection business, which resulted in a pretax loss of $11.4 million in June 2001 relating to the closure. A summary of the charges is as follows:

(Losses):	Year ended December 31, 2001
(in millions)	
Employee severance	$ (4.1)
Facility exit costs	(2.6)
Asset impairment charge	(4.7)
Pretax loss	$(11.4)

In 2001 the Company released prior period divestiture reserves of $39.6 million related primarily to Investor Services Group due to the passage of certain contractual indemnification provisions. Investor Services Group was divested in the fourth quarter of 1999.

Income taxes

FDC's effective tax rate from continuing operations for 2002 was 25.5%, compared with 2001's reported rate of 27.6% and pro forma rate of 26.2%. The calculation of the effective tax rate includes equity earnings in affiliates and minority interest in pretax income. Minority interest relates primarily to entities that are considered pass-through entities for income tax purposes. The decrease in the effective tax rate is primarily attributable to changes in various permanent items including an increase in tax-exempt interest income related to an increase in settlement assets and related tax-exempt portfolio, and the utilization of certain tax attribute carryforwards.

Minority interest

The increase in minority interest expense in 2002 is attributable to the consolidation of three merchant services alliances retroactive to January 1, 2002 discussed below.

Equity earnings in affiliates

The decrease in equity earnings in affiliates in 2002 is also attributable to the retroactive consolidation of the three merchant services alliances discussed below.

Cumulative effect of a change in accounting principle

The $2.7 million cumulative effect of a change in accounting principle in the first quarter of 2001 related to the Company's adoption of SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," for its derivative and hedging activities.

Diluted earnings per share

Diluted earnings per share ("EPS") increased 46% to $1.61 from 2001 reported EPS of $1.10 and 29% from 2001 proforma EPS of $1.25. The increase is due to the items noted above and, to a lesser extent, the purchase of treasury stock.

SEGMENT RESULTS

In 2001, two businesses were divested, a collection business included in merchant services and an in-store branch banking business included in all other and corporate. 2001 operations of the businesses were moved to the divested businesses line in the segment presentation.

PAYMENT SERVICES SEGMENT RESULTS

	2002	% of Segment Revenue	2001	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 2,868.4	90%	$ 2,459.8	91%	$ 408.6	17%
Investment income, net[(a)]	299.2	10%	236.5	9%	62.7	27%
Other revenues	14.2	—	9.4	—	4.8	51%
Total revenue	$ 3,181.8	100%	$ 2,705.7	100%	$ 476.1	18%
Operating profit	$ 1,047.9		$ 818.1		$ 229.8	28%
Operating margin	33%		30%		3 pts	
Pro forma operating profit*	$ 1,047.9		$ 861.2		$ 186.7	22%
Pro forma operating margin	33%		32%		1 pt	
KEY INDICATORS:						
Consumer-to-consumer money transfer transactions[(b)]	67.8		55.8		12.0	22%
Branded consumer-to-business transactions[(c)]	119.3		98.5		20.8	21%

[(a)] *For segment reporting purposes, payment services reports investment income and operating profit on a pretax equivalent basis (i.e., as if investment earnings on settlement assets, which are substantially all nontaxable, were fully taxable at FDC's marginal tax rate). The revenue and operating profit impact of this presentation is eliminated upon consolidation.*

[(b)] *Consumer-to-consumer money transfer transactions include North America and International consumer money transfer services.*

[(c)] *Branded consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap's Just-in-Time and Equity Accelerator services, and E Commerce Group's SpeedPay transactions directly processed by E Commerce Group. Amounts include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries for all periods presented to provide a more meaningful comparison.*

* *Throughout segment results pro forma operating profit for 2001 reflects reported operating profit without goodwill amortization in accordance with SFAS 142.*

Transaction and processing service fee revenue

Transaction and processing service fee revenue improvement was driven primarily by total Western Union worldwide money transfer transaction growth, including both consumer-to-consumer and consumer-to-business transactions.

Consumer-to-consumer and consumer-to-business— Money transfer transactions generated approximately 80% of the segment's revenues for 2002 and 2001. International money transfer revenue includes U.S. outbound transactions destined for foreign countries other than Mexico.

	Year ended December 31,	
	2002	2001
Consumer-to-consumer:		
International	52%	50%
Domestic (including Canada)	21%	23%
Mexico	7%	9%
Consumer-to-business (including branded consumer-to-business)	20%	18%

Consumer-to-consumer

Consumer-to-consumer money transfer revenues account for approximately 80% of the total money transfer revenues. International money transfers drove much of this growth. Revenue for international money transfers (a transfer either sent to or received from an international location other than Mexico and Canada) grew 25% (24% adjusted for the euro) with transaction growth of 32% for 2002 compared with 2001. There was no significant effect on the segment revenue growth rate from currency fluctuations for the year. International money transfer revenue represented approximately 40% of the total payment services segment revenue for 2002 and 2001.

The increase in transactions is enhanced by the growth in the agent base, which increased 26% over 2001, to approximately 151,000 worldwide agent locations. The Western Union pipeline of locations signed and scheduled for installation before year-end 2003 was approximately 23,000. Much of this pipeline related to signings in China and India.

Western Union's revenue growth is driven by its worldwide network of roughly 15,000 "corridors"—country-to-country money-transfer pairs. Within these corridors, immigration patterns, new regulations, changing economic conditions, the geo-political environment, competition and other factors can impact both transactions and revenues. In 2002, revenues and transaction growth were negatively impacted by political and economic climates in Western Europe, Argentina, Venezuela and the Middle East as well as the closure of Western Union's agent in South Africa. Although these situations had a negative impact, performance of individual countries typically does not materially affect the Company's performance. Of Western Union International's top 50 countries, 49 and 48 of the countries had positive transaction and revenue growth, respectively, in 2002.

Consumer-to-business

Branded consumer-to-business revenue represented the vast majority of total consumer-to-business revenue for the year ended December 31, 2002.

Branded consumer-to-business transactions grew 21% in 2002 to 119.3 million transactions compared to 98.5 million transactions in 2001. Transactions for 2002 and 2001 include E Commerce Group and Paymap as if they were consolidated subsidiaries as of January 1, 2001, to provide a more meaningful comparison. The growth in this market was driven by strong selling and marketing efforts and by the diversification of product offerings through the acquisitions of E Commerce Group and Paymap.

Investment Income

The increase in investment income in 2002 is due to average investable balances growing 21%, lower short-term rates, which resulted in lower commissions paid to selling agents, and realized gains of $65.6 million in 2002, compared to $34.5 million in 2001, on the liquidation of certain portfolio investments. These benefits were offset by lower yields on certain investments and realized losses on derivative instruments used to hedge commissions paid to selling agents. The investment portfolio balance is driven largely from sales of official checks by selling agents. Payment services reports investment income and operating profit on a pretax equivalent basis (i.e., as if investment earnings on settlement assets, which are substantially all nontaxable, were fully taxable at FDC's marginal tax rate). As discussed above, the impact of reporting segment revenue and operating profit on this basis is eliminated in consolidation.

Operating Profit

Operating profit (on a pretax equivalent basis) increased due to the transaction and processing service fee and investment income growth described above, along with focused expense management, Six Sigma initiatives and other expense reductions, which have helped to improve margins, partially offset by price reductions in certain markets and increased promotional and advertising spending.

As more fully explained in "Business Developments" above, the Company reached an $8.0 million settlement with the New York State Banking Department and a $3.0 million settlement with the U.S. Department of Treasury over alleged non-compliance with certain regulations related to Western Union's money transfer business. These settlements are included as a charge against operating profit of the consolidated Company but not in the results of the segment discussed above.

MERCHANT SERVICES SEGMENT RESULTS

(in millions)	2002	% of Segment Revenue	2001	% of Segment Revenue	Change Amount	Change %
REVENUES: [b]						
Transaction and processing service fees	$1,790.4	68%	$1,347.4	61%	$ 443.0	33 %
Check verification and guarantee services	375.6	14%	342.1	15%	33.5	10 %
Product sales and other	274.9	11%	263.2	12%	11.7	4 %
Equity earnings in affiliates	141.8	5%	222.7	10%	(80.9)	(36)%
Other revenue	50.2	2%	35.0	2%	15.2	43 %
	$2,632.9	100%	$2,210.4	100%	$ 422.5	19 %
Operating profit [b]	$ 715.7		$ 583.1		$ 132.6	23 %
Operating margin [b]	27%		26%		1 pt	
Pro forma operating profit [b]	$ 715.7		$ 657.3		$ 58.4	9 %
Pro forma operating margin [b]	27%		30%		(3) pts	
KEY INDICATORS:						
North America merchant dollar volume (billions) [a] [b]	$ 547.8		$ 485.6		$ 62.2	13 %
North America merchant transactions (millions) [a] [b]	9,901.4		8,691.9		1,209.5	14 %

[a] *North America merchant dollar volume includes VISA and MasterCard credit and debit (signature and PIN-based) at point-of-sale. North America merchant transactions include VISA and MasterCard credit and debit (signature and PIN-based) transactions at point-of-sale, and processed-only customer transactions.*

[b] *Amounts have been restated to exclude the discontinued operations of the NYCE business.*

Merchant services revenue growth for 2002 was attributable to strong transaction and volume growth in the merchant acquiring business through strong sales efforts of the merchant alliances. The check verification and guarantee business also continued to show growth during the year. On top of the strong operating performance, a significant amount of the growth resulted from the consolidation of three merchant alliances discussed below and the integration of 2002 and 2001 acquisitions.

Transaction and processing service fee revenue

Transaction and processing service fee growth was driven by growth in both the dollar volume and number of transactions processed, including strong growth in the PIN-based debit market, business acquisitions and the consolidation of three merchant alliances described below. The focus on expanding debit processing, new vertical markets and related products has directly led to both new merchant signings and increased volumes with some of the segment's largest merchants. The addition of PayPoint enhanced this strategic focus by bringing significant new merchant relationships and new products to FDC in these markets.

In the third quarter of 2002, the Company acquired a controlling interest in three existing merchant alliances. In July 2002, the Company acquired substantially all of the bank's 50% ownership interest in Huntington Merchant Services. In August 2002, the Company acquired the bank's 50% ownership interest in Wachovia Merchant Services. In September 2002, the Company obtained an increased ownership interest in its alliance with Wells Fargo Bank by contributing merchants from its Unified Merchant Services portfolio. Additionally, the Wells Fargo alliance was restructured to give the Company management control over the business. In the third quarter of 2002, revenues and expenses were retroactively restated to January 1, 2002, to reflect these three alliances as consolidated subsidiaries. These alliances were previously accounted for under the equity method of accounting.

Core merchant businesses, consisting of FDMS (including equity earnings from merchant alliances) and PayPoint, accounted for 84% of total transaction and processing service fee revenue and equity earnings for the segment. Revenue, including equity earnings, from these core businesses grew 28% from 2001. The consolidation of the three merchant alliances contributed 14% to the transaction and processing service fee revenue and equity earnings growth. The SunTrust alliance, which was formed in March 2002, and PayPoint, acquired in August 2002, combined, contributed approximately another 5% to the core transaction and processing service fee and equity earnings growth. The revenue growth from acquisitions is enhanced due to the integration of such acquisitions into FDC's infrastructure from the date of acquisition. Without the benefit of the alliance consolidations and acquisitions, the core merchant business growth in transaction and processing service fees and equity earnings was approximately 9% in 2002.

Check verification and guarantee services revenue

Check verification and guarantee services revenue growth in 2002 was attributable equally to growth in the ECA product and the additional revenue from the acquisition of ICS in April of 2002. These increases were offset by a slight decline in the paper check verification and guarantee activity.

Product sales and other revenues

The increase in product sales and other revenues in 2002 was attributable to a $42.8 million increase in the sales and leasing of products due largely to the March 2001 acquisition of TASQ, a $15.0 million gain from the sale of a small merchant alliance portfolio, a $5.0 million contract termination fee and a $7.1 million increase in royalty income, partially offset by $58.1 million of 2001 incentive payments related to a previously formed merchant alliance. See discussion of the nature of merchant portfolio sales in the 2003 discussion of results of operations.

The incentive payments received from a merchant alliance partner relate to a merchant alliance formed in the fourth quarter of 1996. The formation of this alliance involved the Company contributing merchant contracts to the merchant alliance joint venture in exchange for a cash payment from the partner. The joint venture agreements were negotiated to provide the Company with contingent consideration over each of the following five years. This arrangement is equivalent to retaining a residual interest in the contributed portfolio. The driver of the amount the Company was to receive each year was the profitability of the merchant contracts originally contributed by the Company to the merchant alliance. This profitability was going to be driven, in significant part, by the recurring processing services the Company provided to the joint venture. Classification of these payments within the product sales and other component of revenue was based on the recurring nature of the payments to be received and the factors determining their amount.

Equity earnings in affiliates

The decrease in equity earnings in affiliates in 2002 is attributable primarily to the previously discussed consolidation of three merchant services alliances during the current year.

Operating profit

The increase in operating profits is reflective of increased dollar volume and transactions, focused expense management, improved risk management practices within the TeleCheck business, Six Sigma initiatives, and the impact of the items contained in the discussion of product sales and other revenues. The decline in operating margins as a percentage of revenue is attributable to acquisitions, a 2% impact related to the retroactive consolidation of the three merchant alliances and increased investment spending for international expansion, product development and system feature and functionality.

CARD ISSUING SERVICES SEGMENT RESULTS

	2002	% of Segment Revenue	2001	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES: [a]						
Transaction and processing service fees	$1,304.8	68%	$1,382.6	70%	$(77.8)	(6)%
Professional services	64.8	3%	55.8	3%	9.0	16 %
Reimbursable postage and other	521.4	27%	466.6	24%	54.8	12 %
Other revenue	26.3	2%	54.8	3%	(28.5)	(52)%
	$1,917.3	100%	$1,959.8	100%	$(42.5)	(2)%
Operating profit [a]	$ 372.2		$ 346.2		$ 26.0	8 %
Operating margin [a]	19%		18%		1 pt	
Pro forma operating profit [a]	$ 372.2		$ 365.6		$ 6.6	2 %
Pro forma operating margin [a]	19%		19%		—	
KEY INDICATORS:						
Card accounts on file (in millions)						
Domestic	298.0		294.2		3.8	1 %
International	27.2		18.0		9.2	51 %
Total	325.2		312.2		13.0	4 %

[a] *Amounts have been restated to exclude the discontinued operations of the NYCE business.*

Overall revenues decreased in 2002 due to the carryover of certain 2001 price concessions, deconversions and continued price compression. Such pricing items were partially offset by the conversion of new accounts in the second half of the year. In addition, the termination fees received in 2001 had a negative impact on revenue growth for 2002.

Transaction and processing service fee revenue

The decrease in transaction and processing service fees in 2002 was attributable to the factors noted above and deterioration in internal growth in the subprime market, partially offset by the current year increase in card accounts on file.

The top six subprime customers accounted for approximately 10% of card issuing services revenue in 2002. Historically, the Company has experienced strong growth in this market. Although it continues to service customers that are growing despite these conditions, the Company experienced negative growth in this market in 2002. Furthermore, heightened regulatory requirements (including increased capital and reserve requirements), material increases in delinquencies and charged off accounts and general economic conditions will constrain the ability of many customers in this market to maintain their existing account base in the near term.

Professional service revenues

Professional service revenues are comprised of custom programming services. The increase in 2002 was attributable to the acquisition of PaySys in April 2001, which accounted for a $9.7 million increase.

Reimbursable postage and other revenue

The increase in reimbursable postage and other is attributable to increased postage rates and mailing volumes.

Other revenue

The decrease in other revenue is primarily attributable to contract termination fees of $36.8 million in 2001.

Operating profit

The operating profit increase for the card issuing services segment was driven by operational improvements including focused expense management, Six Sigma initiatives, productivity improvements and other expense reductions, which helped improve margins. Additionally, the favorable resolution of a contract issue and increased capitalization of software development costs, offset by the impact of contract termination fees received in 2001 and additional 2002 expenses related to the system redesign, led to a net operating profit increase. The increase in the capitalization of software development costs is attributable to the Company reaching the capitalization phase of the North American card processing system redesign. The Company's capital expenditures for this system redesign were in line with the previously disclosed 3% to 5% of segment revenue (excluding reimbursable postage and other). In the future, operating margins may be adversely affected due to the gross up of reimbursable expenses according to EITF 01-14 as the Company signs new contracts in the print/mail and plastics business.

EMERGING PAYMENTS SEGMENT RESULTS

(in millions)	2002	% of Segment Revenue	2001	% of Segment Revenue	Change Amount	Change %
REVENUES:						
Transaction and processing service fees	$ 72.5	49%	$ 71.4	79%	$ 1.1	2 %
Professional services	41.5	28%	6.2	7%	35.3	569 %
Software licensing and maintenance	31.5	21%	6.0	7%	25.5	425 %
Other revenue	1.7	2%	7.2	7%	(5.5)	(76)%
	$147.2	100%	$ 90.8	100%	$56.4	62 %
Operating loss	$ (16.6)		$(11.8)		$ (4.8)	(41)%
Operating margin	(11)%		(13)%		2 pts	
Pro forma operating loss	$ (16.6)		$(11.5)		$ (5.1)	(44)%
Pro forma operating margin	(11)%		(13)%		2 pts	

Transaction and processing revenue

Transaction and processing service fees remained relatively consistent for 2002 due to govONE's core tax payment processing operations.

Professional service revenue

The increase in professional services revenue in 2002 was due to the acquisition of GovConnect in April 2002.

Software licensing and maintenance revenue

The increase in software licensing and maintenance revenue in 2002 was attributable to the acquisitions of Taxware and Encorus, acquired in August 2001 and November 2001, respectively.

Operating profit

The segment's increase in operating losses primarily reflects the product development efforts within Encorus.

ALL OTHER AND CORPORATE

	2002	% of Segment Revenue	2001	% of Segment Revenue	Change Amount	Change %
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 86.4	95%	$ 89.1	84%	$ (2.7)	(3)%
Professional services	2.7	3%	2.7	2%	0.0	0 %
Other revenue	2.0	2%	14.6	14%	(12.6)	(86)%
	$ 91.1	100%	$106.4	100%	$(15.3)	(14)%
Operating loss	$(72.6)		$ (40.8)		$(31.8)	(78)%
Pro forma operating loss	$(72.6)		$ (40.9)		$(31.7)	(78)%

Transaction and processing service fee revenue

Transaction and processing service fees slightly declined in 2002 as a result of lost business and a decrease in volume with existing clients at Teleservices and First Data Voice Services.

Operating profit

The increase in the operating loss mainly is attributable to increased spending on certain corporate initiatives, increased headcount, a decline in revenue noted above and a decline in interest income.

ECONOMIC FLUCTUATIONS

Although FDC cannot precisely determine the impact of inflation on its operations, the Company does not believe that it has been significantly affected by inflation. For the most part, the Company has looked to operating efficiencies from scale and technology, as well as decreases in technology and communication costs to offset increased costs of employee compensation and other operating expenses. In addition, a portion of FDC's service revenues are based on a percentage of dollar volume processed, partially insulating operating margins on these services from the effects of inflation.

FDC's business is somewhat insulated from economic fluctuations due to recurring service revenues from long-term relationships. Merchant services segment revenues are driven largely by the number of transactions (and, to a lesser degree, dollar volumes) processed by the Company; therefore, this segment is the least insulated from economic slowdowns. Continued softness in consumer spending could negatively impact the financial performance of this segment. Counterbalancing this negative impact is consumers' increased use of credit, debit and stored-value cards in place of cash and checks, although decreased use of checks could negatively affect TeleCheck's business. Other trends in consumer spending, along with changes in the mix of merchant customers, can have an effect on the Company's merchant services business. For example, a significant increase in the number or dollar volume of transactions processed by the segment for large, national merchants could reduce the Company's profit margins. An economic slowdown also might cause an increase in merchant credit deterioration that could pose a further financial risk for this segment. The Company actively monitors merchant credit status and manages merchant credit risk pursuant to established policies and procedures, which include obtaining collateral from certain merchants. Any future catastrophic event could impact merchant credit quality, transaction volumes and/or revenue.

Payment services is exposed to credit risk with its agents and investments in its settlement asset portfolio. Agent credit risk results when an agent does not or is unable to remit funds to the Company. The Company has processes in place to monitor its agents' financial condition and performance to limit its exposure. Agents identified as high risk are more closely monitored. In certain instances, the Company obtains collateral from agents to mitigate credit exposure.

Payment services also manages an investment portfolio associated with its settlement assets. These investments are of a fiduciary nature and are managed under the tight constraints of state banking regulations, which require that these assets be invested in high-quality investments carrying a single A or better credit rating from S&P or Moody's. Periodically, the Company's Investment Committee will review the quality of the portfolio taking into account any potential effect of a weakening economy. The Company will sell certain investments to reposition the profile of the portfolio as it pertains to attributes such as credit quality, sector and asset/liability management objectives. At December 31, 2003 99% of the payment services investable balance was invested in AA or above-rated securities.

Portions of the Company's businesses are seasonal. FDC's revenues and earnings are favorably affected by increased card and check volume during the holiday shopping period in fourth quarter and, to a lesser extent, during the back-to-school buying period in third quarter.

CAPITAL RESOURCES *and* LIQUIDITY

The Company's sources of liquidity during 2003 were cash generated from operating activities and proceeds from the July issuance of long-term debt. Proceeds from the issuance of long-term debt were used, in part, to repay the outstanding commercial paper balance. The Company believes its current level of cash and short-term financing capabilities along with future cash flows from operations are sufficient to meet the needs of its existing businesses. The Company may, from time to time, seek longer-term financing, as it did in the third quarter of 2003, to support additional cash needs or to reduce short-term borrowings. The Company filed a $1.8 billion shelf registration during the second quarter of 2003. On July 30, 2003 the Company issued $1.0 billion of five and ten year notes under the shelf registration. The shelf registration and subsequent debt issuance are discussed in Cash Flows from Financing Activities from continuing operations below. The following discussion highlights the Company's cash flow activities from continuing operations during the years ended December 31, 2003, 2002 and 2001.

The Company and Concord entered into a merger agreement, dated as of April 1, 2003, and amended as of December 14, 2003, that will, subject to Concord shareholder approval on February 26, 2004, result in Concord becoming a wholly owned subsidiary of the Company in a transaction to be accounted for using the purchase method of accounting. This transaction will be an all-stock transaction valued at approximately $7 billion. Pursuant to the amended merger agreement, FDC has agreed to exchange 0.365 FDC common shares for every Concord common share. Upon completion of the merger FDC will issue approximately 170 million common shares to Concord shareholders. The Company is expecting cash outlays of approximately $150.0 million during 2004 for the restructuring and integration charges related to the Concord merger. Concord's cash flows from operations are expected to finance the cost of the synergies, as well as provide an additional source of liquidity.

CASH AND CASH EQUIVALENTS

Highly liquid investments (other than those included in settlement assets) with original maturities of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. At December 31, 2003 and 2002, the Company held $839.8 million and $790.4 million in cash and cash equivalents, respectively. ATM operating cash included in cash and cash equivalents at December 31, 2002 was $233.4 million. Effective December 2003, ATM operating cash was funded by a third party.

Excluded from cash and cash equivalents at December 31, 2003 and 2002 was $283.0 million and $160.5 million of regulatory required investments in connection with the money transfer operations and $100.0 million and $70.0 million, respectively, of required investments in connection with the Company's First Financial Bank. The increase of $30.0 million in investments related to merchant card settlement operations results from VISA rules effective March 2003 that increased the minimum capital requirements for certain banks. Also excluded from cash and cash equivalents were escrow funds of $39.4 million and $27.7 million at December 31, 2003 and 2002, respectively. The escrowed funds primarily relate to installment payments on acquisitions and a money transfer litigation settlement. Amounts excluded from cash and cash equivalents are included in "other assets" in the Consolidated Balance Sheets.

Cash and cash equivalents held outside of the U.S. at December 31, 2003 and 2002 was $121.7 million and $53.0 million, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

	Year ended December 31,		
Source/(use)	2003	2002	2001
(in millions)			
Net income	$1,394.0	$1,232.2	$ 868.7
Depreciation and amortization	569.3	523.2	631.4
Other non-cash items and charges, net	88.3	108.4	199.5
Working capital items	(94.0)	24.9	(299.3)
Net cash provided by operating activities from continuing operations	$1,957.6	$1,888.7	$1,400.3

The Company uses the cash flow from operating activities to reinvest in the business. The Company also uses this cash flow to make strategic acquisitions and to meet capital structure needs such as purchasing treasury shares or reducing outstanding debt or payment of dividends. The changes in these balance sheet line items primarily are attributable to acquisitions made in the current year as well as operating activities.

The increase in depreciation and amortization expense from 2002 to 2003 is due to a $24.7 million increase resulting from acquisitions, increases in capitalized property, plant and equipment and capitalized payments to secure customer contracts and systems development costs. The decrease in amortization expense from 2001 to 2002 is due to ceasing the amortization of goodwill in 2002 in accordance with SFAS 142.

The decrease in restructuring, litigation, impairments, investment gains and losses and divestitures of $22.0 million in 2003 and $130.5 million in 2002 from the previous year, was partially offset by an increase in other non-cash charges of $1.9 million in 2003 and $39.5 million in 2002. The other non-cash items are primarily comprised of undistributed equity earnings in affiliates and minority interest.

Working capital items include "accounts receivable", "other assets" and "accounts payable and other liabilities" in the Consolidated Balance Sheets. Accounts receivable was a use of $70.5 million in 2003, a use of $146.3 million in 2002, and a use of $56.4 million in 2001. The change between years are a result of the timing of collections compared to billings. The decreased use of cash from accounts payable and other liabilities results from timing of payments for vendor invoices and the funding of pension obligations. The decreased source of cash from income taxes results from increased estimated tax payments made in the current year compared to 2002. Income tax payments were $416.0 million in 2003, $98.0 million in 2002 and $270.7 million in 2001. The payments were lower in 2002 due to higher tax benefits associated with exercise of stock options recorded directly to equity for 2002 and an overpayment of 2001 tax applied to the 2002 tax liability, which resulted in lower estimated tax payments in 2002.

CASH FLOWS FROM INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

	Year ended December 31,		
Source/(use)	2003	2002	2001
(in millions)			
Current year acquisitions, net of cash acquired	$(130.9)	$ (624.9)	$ (981.2)
Payments related to other businesses previously acquired	(44.6)	(208.1)	(32.9)
Additions to property and equipment, net	(161.6)	(206.5)	(184.0)
Payments to secure customer service contracts, including outlays for conversion, and capitalized systems development costs	(228.6)	(193.7)	(178.0)
Other investing activities	(61.5)	81.5	(151.1)
Net cash used in investing activities from continuing operations	$(627.2)	$(1,151.7)	$(1,527.2)

FDC reinvests cash in its existing businesses primarily to expand its processing capabilities through property and equipment additions and to establish customer processing relationships through initial payments for contracts, conversion costs and systems development. Amounts capitalized for property and equipment primarily relate to electronic data processing equipment, building and improvements and other equipment including terminals and production equipment. The following table discloses amounts capitalized related to customer contracts, conversion costs, systems development and other intangible assets.

	Year ended December 31,		
	2003	2002	2001
(in millions)			
Customer contracts	$100.4	$ 42.8	$ 60.4
Conversion costs	52.5	36.2	38.8
Systems development	68.6	114.2	78.2
Other intangible assets	7.1	0.5	0.6
Subtotal	228.6	193.7	178.0
Property and equipment	161.6	206.5	184.0
Total amount capitalized	$390.2	$400.2	$362.0

The increase in amounts capitalized for customer contracts relates to initial contract payments in the payments services and card issuing segments. The increase in conversion costs relates to the card issuing services segment. The decrease in systems development expenditures results from amounts capitalized in 2002 related to the redesign of the North American card processing system, which was completed in the first quarter of 2003. Amounts capitalized for property and equipment relate to land purchased for construction of a new facility for the merchant services segment, as well as expenditures for electronic data processing equipment and other equipment, including terminals and production equipment. Capital expenditures are funded through cash flows from operating activities.

Overall, FDC's operating cash flow exceeded its investing activities associated with the capital expenditures noted above by $1,567.4 million in 2003, $1,488.5 million in 2002 and $1,038.3 million in 2001. These cash sources contributed to funds utilized for payments related to businesses previously acquired, business acquisitions and treasury stock purchases.

The Company finances acquisitions through a combination of internally generated funds and short-term commercial paper borrowings. The Company believes that its cash flow from operations together with other available sources of funds will be adequate to meet its funding requirements.

In 2003, the Company focused its acquisition efforts on the Concord merger which was announced on April 2, 2003 and is expected to close shortly after the Concord shareholder vote on February 26, 2004. The Company once again is actively pursuing opportunities that strategically fit into the business. The Company continues to make investments overseas to help build the Company's presence internationally. Additionally, the Company continues to manage its portfolio of businesses and evaluate the possible divestiture of businesses that do not match its long-term growth objectives.

Acquisitions made during 2003 include TeleCash for approximately $121.4 million in cash, the purchase of four merchant portfolios and four other acquisitions for $35.8 million.

On December 22, 2003, the Company announced it signed and entered into a Merger Implementation Agreement to acquire 100% of Cashcard Australia Limited, a provider of ATM services in the Australian marketplace. The transaction remains subject to Cashcard shareholder and judicial approval, as well as satisfaction of other closing conditions. The transaction will allow for FDC's entry into the fast growing Australian merchant ATM deployment market. The transaction will create opportunities for FDC and Cashcard clients, expanding the delivery of services such as credit and debit POS processing, deployment of merchant ATM's, check authorization and money transfer. In February 2004, the Australian Competition and Consumer Commission notified the Company that it would not oppose the acquisition. The Company anticipates closing the transaction in the second quarter of 2004.

Acquisitions made during 2002 include PayPoint for $250.9 million, merchant alliances and portfolio acquisitions of $146.1 million, Paymap for $82.0 million, E Commerce Group for $71.2 million, GovConnect for $47.5 million, International Check Services for $29.2 million and six other acquisitions for $46.3 million.

Acquisitions made during 2001 include NYCE for $353.1 million, Cardservice International, Inc. for $282.5 million (of which $123.8 million was payable in 2002), TASQ for $176.1 million, PaySys for $135.7 million, FEXCO for $65.0 million, TAXWARE for $39.6 million, Achex, Inc. for $32.0 million, BidPay.com, Inc. for $27.0 million, Encorus for $21.3 million and eight other acquisitions for $31.0 million.

During the year ended December 31, 2003, payments related to other businesses previously acquired primarily included $54.4 million for contingent consideration offset by $10.6 million receipt of escrow cash related to a 2001 acquisition.

The 2002 payments for prior year acquisitions primarily included $123.8 million payment of a promissory note associated with the December 2001 acquisition of Cardservice International, a $42.1 million payment to increase a merchant alliance investment as a result of a merchant portfolio purchase and $33.5 million in contingent consideration payments.

Payments related to businesses previously acquired in 2001 related to contingent payments. During 2001, $52.9 million was paid in the form of FDC common stock.

The use of cash in 2003 for other investing activities relates primarily to increases in regulatory/restricted cash balances of $158.2 million, $80.8 million in proceeds from the sale of merchant portfolios, $32.6 million of Concord acquisition expenses, $10.3 million in proceeds from the sale of a portion of the Company's interest in the Nihon Card Processing Co. Ltd. joint venture and $38.9 million in proceeds from the sale of a corporate investment.

The source of cash in 2002 from other investing activities primarily includes an increase in regulatory/restricted cash balances of $45.0 million offset by $52.6 million of proceeds from the maturity of corporate investments, $52.0 million in proceeds from the sale of the Company's investment in CheckFree stock and $20.4 million of proceeds from the sale of a merchant portfolio.

The use of cash in 2001 from other investing activities relates to a change in regulatory/restricted cash offset by the purchase of investments.

CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

	Year ended December 31,		
Source/(use)	2003	2002	2001
(in millions)			
Short-term borrowings, net	$ (349.8)	$ 76.6	$ (573.4)
Principal payments on long-term debt	(236.9)	(14.7)	(91.1)
Proceeds from issuance of long-term debt	992.6	—	1,839.3
Proceeds from issuance of common stock	197.4	206.4	251.2
Purchase of treasury shares	(1,825.0)	(849.1)	(1,318.5)
Proceeds from issuance of subsidiary stock	—	—	22.2
Cash dividends	(59.3)	(45.4)	(31.2)
Net cash (used in)/provided by financing activities from continuing operations	$(1,281.0)	$(626.2)	$ 98.5

The Company's financing activities include net proceeds and cash outlays related to the issuance and paydown of commercial paper, as well as other long-term debt and capital leases. There was no commercial paper balance outstanding as of December 31, 2003 compared to $349.9 million as of December 31, 2002. Commercial paper was used to meet short-term liquidity needs and was paid down with the proceeds from the third quarter issuance of long-term debt.

FDC has remaining available short-term borrowing authorization of approximately $1.7 billion at December 31, 2003 under the Company's credit facility backed $1.1 billion commercial paper program, $300 million extendable commercial note program and $250 million in uncommitted bank credit lines.

A change in one of the Company's credit ratings could result in higher borrowing rates for its commercial paper program and any future debt issuances. The Company closely monitors the factors that influence such ratings and works with the respective credit rating agencies to maintain its credit ratings. The Company's credit ratings remain at A1 for Moody's and A+ for Standard and Poor's. The Company also has entered into debt agreements that require the Company to maintain a minimum interest coverage ratio of 2.5 to 1 and satisfy certain other restrictive covenants. The Company's current interest coverage ratio is approximately 18.5 to 1. The Company expects to continue to comply with all of its debt covenants. The issuance of additional equity in the Concord transaction in 2004 may allow the Company to issue additional debt without a negative impact on its credit ratings.

In April 2003, the Company's $200 million 6 5/8% medium-term note reached maturity and the Company repaid the principal balance. The remaining principal payments relate to payments on capital leases and other notes payable.

During the second quarter of 2003, the Company filed a $1.8 billion shelf registration providing for the issuance of debt and equity securities. In addition, the Company had $200 million remaining available under a first quarter 2001 shelf registration. On July 30, 2003, the Company issued $500 million of 3.375% senior notes due August 1, 2008 and $500 million of 4.7% senior notes due August 1, 2013 under these shelf registrations. The $992.6 million of net proceeds from this offering were used to repay a portion of outstanding commercial paper, repurchase the Company's common stock and for general corporate purposes. In conjunction with the debt offering, the Company entered into five and ten-year interest rate swaps with notional amounts of $250 million each to receive interest at the coupon rate of the debt and to pay interest at a variable rate equal to LIBOR plus 0.03% and 0.20% respectively. The weighted average interest rate on the five and ten-year notes on December 31, 2003 was 2.4% and 3.1%, respectively. After the July 2003 debt issuance, $1 billion remained available under the shelf registration. The Company has another shelf registration providing for the issuance of approximately 10 million shares of the Company's common stock in connection with certain types of acquisitions, of which approximately 10 million shares were available at December 31, 2003.

The Company's financing activities in 2001 included the issuance of $542 million of 2% Senior Convertible Contingent Debt Securities due 2008 ("CODES") which generated net cash proceeds of approximately $535 million. The securities are contingently convertible into approximately 13.2 million shares, at $40.95 a share, once certain conditions are satisfied based upon the trading price of the Company's common stock at a premium and/or the CODES. On February 2, 2004, pursuant to its rights under the CODES agreement, the Company announced it would exercise its right to call the CODES on March 3, 2004. Bondholders will have the option of taking cash or common stock. In addition, during 2001, the Company issued $650 million of 4.70% Senior Notes due 2006 and $650 million of 5.625% Senior Notes due 2011, which generated $646 million and $644 million, respectively, of proceeds to the Company.

Proceeds from the issuance of common stock result from stock option exercises and purchases under the Company's employee stock purchase plan. Offsetting these cash inflows were share repurchases under stock repurchase programs authorized by the Board of Directors as well as purchases of treasury stock for issuance upon the exercise of stock options and share issuances under the employee stock purchase plan. During the second quarter of 2003 the Company completed the $500 million repurchase program which was initiated in the fourth quarter of 2002. A total of 12.7 million shares were repurchased under this program. In May 2003 the Board of Directors authorized a $1.145 billion stock repurchase.

On February 2, 2004, the Company announced a $1 billion increase to the share repurchase program. Added to the Company's remaining authorization, the additional authorization enables the Company to repurchase up to $1.1 billion of its outstanding common stock. The Company will continue to be aggressive and opportunistic in 2004 with the stock buyback program as long as the economics justify the use of cash and when allowable under applicable regulations.

The Company uses its cash flow to service debt obligations, reinvest in the business, make acquisitions, and repurchase stock. In anticipation of closing the Concord acquisition, the Company used cash to repurchase stock in order to reduce the dilutive effect of the shares to be issued. The Company was also unable to pursue other acquisition opportunities in 2003 as it was focused on the Concord acquisition.

The following table presents stock repurchase programs authorized by the Board of Directors from 2000 through 2003, disclosing total shares purchased under each program and the associated cost (in millions):

	2003		2002		2001	
Year Ended December 31,	Shares	Cost	Shares[a]	Cost	Shares[a]	Cost
SHARE REPURCHASE PROGRAMS:						
$1 billion, authorized May 2000	—	—	—	—	5.9	$ 163.5
$500 million, authorized December 2000	—	—	—	—	16.8	500.0
$700 million, authorized September 2001	—	—	14.1	$512.8	6.1	187.2
$500 million, authorized May 2002	11.5	$ 461.9	1.1	38.3	—	—
$1.145 billion, authorized May 2003	25.3	999.5	—	—	—	—
	36.8	$1,461.4	15.2	$551.1	28.8	$ 850.7
Treasury stock purchases related to employee benefit plan	9.7	363.6	7.7	298.0	14.6	467.8
Total stock repurchases	46.5	$1,825.0	22.9	$849.1	43.4	$1,318.5

[a] *Share amounts have been retroactively restated for all periods to reflect the impact of the stock split.*

The increase in dividend payments results from the stock split that occurred in June 2002. The Company maintained the same per share dividend amount after the split, which resulted in the doubling of the aggregate dividends paid.

The Company has $55.0 million in outstanding letters of credit, of which approximately 100% expire in 2004, with a one-year renewal option. The letters of credit are held in connection with certain business combinations, lease arrangements, bankcard association agreements and agent settlement agreements. The Company expects to renew the letters of credit prior to expiration.

Significant non-cash transactions during 2003 include a $16.7 million convertible debenture that was converted into 0.91 million shares of common stock, as well as the exercise of a customer's 1996 warrant to purchase 4.0 million shares, which resulted in the Company issuing 0.6 million shares under a cashless exercise provision for the incremental fair value between the exercise price and the market price. In addition, the Company entered into $18.8 million in capital lease agreements to finance the purchase of equipment and software.

Significant non-cash transactions in 2002 included a $33.3 million note that was converted into 1.83 million shares. In addition, the Company entered into $33.2 million of capital lease agreements in 2002 to finance the purchase of equipment and software.

There were no material non-cash transactions in 2001.

As an integral part of FDC's payment instrument services, FDC receives funds from instruments sold in advance of settlement with payment recipients. These funds (referred to as "settlement assets" on FDC's Consolidated Balance Sheets) are not utilized to support the Company's operations. However, the Company does have the opportunity to earn income from investing these funds. The Company maintains a portion of its settlement assets in highly liquid investments (classified as cash equivalents within settlement assets) to fund settlement obligations.

The acquisition of Concord in 2004 will provide additional cash flows from operations to meet short-term and long-term needs of the Company.

Off-Balance Sheet Arrangements

Other than facility and equipment leasing arrangements, the Company does not engage in off-balance sheet financing activities. During the second quarter of 2003, the Company restructured its synthetic operating lease arrangements (the "Restructured Leases"). The lessor in the Restructured Leases is an unaffiliated entity, which has as its sole member a publicly traded corporation. The Company does not believe the lessor is a variable interest entity, as defined in FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In addition, the Company has verified that even, if the lessor was determined to be a variable interest entity, the Company would not have to consolidate the lessor nor the assets and liabilities associated with assets leased to the Company. This is because the Company's assets do not exceed 50% of the total fair value of the lessor's assets, excluding any assets that should be excluded from such calculation under FIN 46, nor did the lessor finance 95% or more of the leased balance with non-recourse debt, target equity or similar funding. Rent expense related to the synthetic operating leases was $2.0 million, $2.3 million and $6.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Contractual Obligations

The Company's Contractual Obligations as of December 31, 2003 are as follows:

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1-3 years	4-5 years	After 5 years
(in millions)					
Debt	$3,480.8	$ 637.2	$ 852.4	$846.8	$1,144.4
Capital lease obligations	46.1	21.9	24.1	0.1	—
Operating leases*	319.1	77.7	115.7	73.3	52.4
Purchase obligations:[a]					
Technology and telecommunications[b]	451.3	255.2	186.2	9.7	0.2
All other[c]	285.6	133.5	118.0	34.1	—
Other long-term liabilities	159.4	41.3	68.4	31.0	18.7
	$4,742.3	$1,166.8	$1,364.8	$995.0	$1,215.7

* *Does not include guaranteed residual value of $82.2 million associated with synthetic operating leases.*

(a) *Many of the Company's contracts contain clauses that allow the Company to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Certain contracts also have an automatic renewal clause if the Company does not provide written notification of its intent to terminate the contract. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, the Company has not had any significant defaults of its contractual obligations or incurred significant penalties for termination of its contractual obligations.*

(b) *Technology and telecommunications includes obligations related to hardware purchases, software licenses, hardware and software maintenance and support, technical consulting services and telecommunications services.*

(c) *Other includes obligations related to materials and data used in the card issuing services segment, non-technical contract services, facility security and maintenance and marketing promotions.*

CRITICAL ACCOUNTING POLICIES

RESERVE FOR MERCHANT CREDIT LOSSES AND CHECK GUARANTEES

With respect to the merchant acquiring business, the Company's merchant customers (or those of its unconsolidated alliances) have the liability for any charges properly reversed by the cardholder. In the event, however, that the Company is not able to collect such amount from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, the Company may be liable for any such reversed charges. The Company's risk in this area primarily relates to situations where the cardholder has purchased goods or services to be delivered in the future such as airline tickets.

During 2003, the Company adopted FIN 45. Under FIN 45, the Company's obligation to stand ready to perform is minimal. The Company requires cash deposits, guarantees, letters of credit or other types of collateral by certain merchants to minimize its obligation. As of December 31, 2003 and December 31, 2002, the Company and its unconsolidated alliances had cash collateral of $503.7 million and $367.3 million, respectively. Collateral in the form of letters of credit amounted to $193.8 million and $73.7 million at December 31, 2003 and December 31, 2002, respectively. Collateral held by the Company is classified within "settlement obligations" on the Company's Consolidated Balance Sheet. The Company also utilizes a number of systems and procedures to manage merchant risk. Despite these efforts, the Company historically has experienced some level of losses due to merchant defaults.

The Company's contingent obligation under FIN 45 relates to imprecision in its estimates of required collateral and a provision for this obligation is recorded based on recent history of credit losses. The provision for this obligation is based primarily on historical experience and other relevant factors such as economic downturns or increases in merchant fraud. For the years ended December 31, 2003, 2002, and 2001 the Company and its unconsolidated alliances incurred aggregate merchant credit losses of $40.7 million, $39.8 million and $67.6 million, respectively, on total dollar volumes processed of $664.7 billion, $547.8 billion and $485.6 billion, respectively. Merchant credit losses attributable to the Company and its consolidated subsidiaries amounted to $32.1 million, $28.1 million and $15.9 million for the years ended December 31, 2003, 2002, and 2001, respectively. Such amounts are included in "cost of services" in the Company's Consolidated Statements of Income.

The reserve recorded on the Company's Consolidated Balance Sheets only relates to the business conducted by its consolidated subsidiaries. The reserve for unconsolidated alliances is recorded only in the alliances' financial statements. The Company has not recorded any reserve for estimated losses in excess of reserves recorded by the unconsolidated alliances nor has the Company identified needs to do so. At December 31, 2003 and 2002, the Company and its consolidated and unconsolidated alliances had aggregate merchant credit loss reserves of $27.3 million and $27.2 million, respectively. The foregoing disclosure presents merchant credit loss reserves in the aggregate without regard to whether the reserves relate to merchant contracts held by entities consolidated by the Company or alliances accounted for under the equity method. The amounts of reserves attributable to entities consolidated by the Company were $19.4 million and $17.9 million at December 31, 2003 and 2002, respectively.

The credit loss reserve, both for the unconsolidated alliances and the Company, are comprised of amounts for known losses and a provision for losses incurred but not reported ("IBNR"). These reserves are primarily determined by performing a historical analysis of chargeback loss experience. Other factors are considered that could affect that experience in the future. Such items include the general economy and economic challenges in a specific industry (such as the travel industry after September 11, 2001) or those affecting certain types of clients. Once these factors are considered, the Company or the unconsolidated alliance establishes a rate (percentage) that is calculated by dividing the expected chargeback (credit) losses by dollar volume processed. This rate is then applied against the dollar volume processed each month and charged against earnings. The resulting reserve balance is then compared to requirements for known losses and estimates for IBNR items. Historically, this estimation process has proven to be materially accurate and the Company believes the recorded reserve approximates the fair value of the contingent obligation under FIN 45.

The majority of the TeleCheck business involves the guarantee of checks received by merchants for a period of 90 days from the check date. If the check is returned, TeleCheck is required to purchase the check from the merchant at its face value and pursue collection from the check writer. A provision for estimated check returns, net of anticipated recoveries, is recorded at the transaction inception based on recent history. At December 31, 2003 and 2002, the Company had accrued warranty and accrued recovery balances of $18.8 million and $59.5 million, and $22.9 million and $56.0 million, respectively. Accrued warranties are included in "accounts payable and other liabilities" and accrued recoveries are included in "accounts receivable" in the Consolidated Balance Sheets.

The adoption of FIN 45 resulted in the Company establishing an incremental liability (and deferring revenue) for the fair value of the check guarantee. The liability is relieved and revenue is recognized when the check clears, is presented to TeleCheck, or the guarantee period expires. The majority of the guarantees are typically settled within 10 days of the transaction and virtually all guarantees are settled within 30 days. An incremental liability of $5.2 million was recorded during the first quarter of 2003 and its balance was approximately $4.2 million at December 31, 2003. The aggregate face value of all checks guaranteed during the years ended December 31, 2003, 2002 and 2001 was $24.5 billion, $23.7 billion and $21.8 billion, of which $297.9 million, $287.7 million and $295.8 million, respectively, were returned to merchants and presented to TeleCheck. The net impact on operating income from warranty losses, net of recoveries from check writers was $64.3 million, $77.5 million and $75.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The maximum potential future payments under the guarantees was approximately $1.5 billion at December 31, 2003.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments primarily to hedge the risk associated with fluctuations in the short-term variable rate based commissions payable to official check agents primarily tied to the 3 month T-Bill, Federal Funds, 3 month and 1 month LIBOR rates. To a much lesser extent, the Company uses derivative instruments to hedge foreign exchange rate risk related to foreign currency denominated revenues and interest rate risk relating to certain fixed rate debt. As required, such instruments are reflected in the Company's Consolidated Balance Sheets. These derivatives qualify for hedge accounting. The Company does not participate in speculative derivative trading. While the Company expects that its derivative instruments will continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective or if the Company did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedging would be reflected in earnings. The Company does not believe it is exposed to more than a nominal amount of credit risk in its hedging activities, as the counter parties are established, well-capitalized financial institutions.

CAPITALIZED COSTS

FDC capitalizes initial payments for new contracts, contract renewals and conversion costs associated with customer contracts and system development costs. Capitalization of such costs is subject to strict accounting policy criteria and requires management judgment as to the appropriate time to initiate capitalization. Capitalization of initial payments for contracts and conversion costs only occurs when management is satisfied that such costs are recoverable through future operations, contractual minimums and/or penalties in case of early termination. Capitalization of internally developed software, primarily associated with operating platforms, occurs only upon management's estimation that the likelihood of successful development and implementation reaches a probable level. Currently unforeseen circumstances in software development could require the Company to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs.

The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract by the customer. The Company's entitlement to termination fees may, however, be subject to challenge if a customer were to allege that the Company was in breach of contract. This entitlement is also subject to the customer's ability to pay.

The Company had aggregate net book values for initial payments for contracts, conversion costs and software development of $227.8 million, $181.6 million and $184.5 million, respectively, at December 31, 2003 and $193.7 million, $182.8 million and $176.7 million, respectively, at December 31, 2002.

INVESTMENT SECURITIES

The Company has investments in the equity securities of both public and private companies where it does not have the ability to exercise significant influence over the investee's business. Investments in public companies and certain investment partnerships are carried at fair value based on quoted market prices with changes in fair value recorded through the "other comprehensive income" component of stockholders' equity or for investment partnerships through investment income. Investments in private companies are recorded at cost.

In the case of either investment type, declines in the fair value of the investments are reviewed to determine whether they are other than temporary in nature. Declines in value that are judged to be other than temporary in nature are recognized in the Consolidated Statements of Income. For public company investments, absent any other indications of a decline in value being other than temporary in nature, the Company's policy is to treat a decline in the investment's quoted market value that has lasted for more than six months as an other than temporary decline in value. The Company's policy is the same for private company investments, however, their fair values are estimated. In estimating fair value, the Company considers market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing and other key measures. The Company believes its estimates result in a reasonable reflection of the fair values of these investments.

At December 31, 2003 and 2002, the Company's investments in equity securities of publicly traded and private companies were $119.1 million and $51.3 million, respectively and $113.1 million and $52.8 million, respectively. During 2003 and 2002, the Company recorded impairment charges and realized losses of $8.1 million and $8.9 million related to other than temporary declines in the fair value of its investments. The 2003 charges were partially offset by investment gains and dividend income of $1.4 million. These 2002 charges were offset by a gain of $9.6 million on the sale of shares of CheckFree common stock. The majority of the impairment charges were for investments in private companies, primarily investments of eONE in e-commerce businesses. During 2001, the Company recorded investment impairment charges of $184.2 million. The largest component of these charges, $142.8 million, related to the write-down of the Company's investment in CheckFree. The rest of the charges related to the write- down of $9.2 million for the Company's investment in Excite@Home and $32.2 million for investments in private companies, primarily investments of eONE in e-commerce businesses. These gains and losses are classified within the "investment gains and (losses)" caption in the Consolidated Statements of Income.

TRANSACTIONS WITH RELATED PARTIES AS DEFINED BY SFAS NO. 57

A substantial portion of the Company's business within the merchant services segment is conducted through merchant alliances. These alliances are joint ventures between the Company and financial institutions. No directors or officers of the Company have ownership interests in any of the alliances. The formation of these alliances generally involves each of the Company and its partner contributing contractual merchant relationships to the alliance and a cash payment from one partner to the other to achieve the desired ownership percentage for each partner. Concurrent with the negotiations surrounding this process, the Company and its partner negotiate a long-term processing services agreement. This agreement governs the Company's provision of transaction processing services to the alliance. The Company may own a majority interest in and have management control over the alliance, in which case the alliance's financial statements are consolidated with those of the Company. If the alliance is not consolidated it is accounted for under the equity method. In the case of alliances accounted for under the equity method, the Company has two income streams from these alliances—its share of the alliance's net income, which is reflected in "equity earnings in affiliates" in the Consolidated Statements of Income, and the processing fees it charges to the alliance, which are included in "transaction and processing service fees" in the Consolidated Statements of Income. The Company's recognition of processing service fees as revenue is concurrent with the alliance's recognition of the fee as an expense. The processing fees are based on transaction volumes and unit pricing as contained in the processing services agreement negotiated with the alliance partner.

Based upon the fact that the Company negotiated all agreements with each alliance partner, all transactions between the Company and its alliances were conducted at arms length. SFAS No. 57, "Related Party Disclosures," however, defines a transaction between a Company and an investee accounted for under the equity method to be a related party transaction requiring separate disclosure in the financial statements, which the Company has provided.

The eONE business was formed in November 2000 by the Company and iFormation Group. iFormation Group is a partnership of The Boston Consulting Group, General Atlantic Partners, LLC and the Goldman Sachs Group. At the time eONE was formed, the Company contributed assets having a fair value of approximately $360 million, iFormation Group contributed $120 million in cash, and the Company and iFormation also committed approximately $100 million in cash, proportionate to their ownership levels, for future business development. This commitment expired on November 15, 2003. The Company owns the majority of the outstanding equity of eONE. Henry C. Duques, James D. Robinson III, and Charles T. Russell, directors of the Company, are members of the Board of Directors of eONE. Garen K. Staglin, a director of the Company until his resignation on March 6, 2002, also is a director and Chief Executive Officer of eONE and the owner of 4,221,657 Class B Common Limited Partnership Interests in eONE. The Company and its subsidiaries are involved from time to time in transactions with eONE and its subsidiaries. The Oversight Committee of the Board of Directors reviews these transactions to confirm that procedures established by the Oversight Committee were followed. These procedures are intended to ensure that the transactions are commercially reasonable and fair to the Company.

The Company has investments in investment funds managed by a member of the Board of Directors. The Company also pays an annual management fee to the fund. Such investment was made with the approval of the Board and is of such amount that is not considered material to the Company. The funds, managed by a member of the Board of Directors noted above, held a 22% ownership interest in a company that was acquired by FDC during 2001. The fund received the same per share rate as other nonaffiliated shareholders. Additionally, one of the investment funds and the Company both hold minority equity interests in e-Duction Inc.

NEW ACCOUNTING PRONOUNCEMENTS

FIN 46 was issued in January 2003 to address the consolidation issues around certain types of entities, including variable interest entities ("VIE"). FIN 46 requires a VIE to be consolidated if the Company's variable interest (i.e., investment in the entity) will absorb a majority of the entity's expected losses and/or residual returns if they occur. FIN 46 is applicable immediately to any VIE formed after January 31, 2003 and was originally applicable for the Company for existing entities in the third quarter 2003. The FASB deferred the implementation date until January 1, 2004 for special purpose entities and until March 31, 2004 for all other entities that existed prior to February 1, 2003. The Company has preliminarily completed its assessment of FIN 46, and does not believe its application will have a material effect on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

The Company has a long-term objective to achieve growth of 14%-17% in earnings per share and double digit growth in revenues. Acquisitions are an important part of the Company's growth strategy and are included in the Company's long-term objectives.

The Company expects to deliver earnings per share from continuing operations in 2004 in the range of $2.00 to $2.18. In connection with the Company's earnings per share projection for 2004, management of the Company undertakes to update the projection at any time management has determined that the projection is materially inaccurate. The Company does not undertake to update, and does not intend to comment on, segment-level projections during the year.

All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Forward-looking statements can be identified by use of words such as "expect", "estimate", "project", "forecast", "anticipate", "plan" and similar expressions. Important factors upon which the Company's forward-looking statements are premised include: (a) no unanticipated developments that delay or negatively impact the integration of Concord EFS, Inc. according to the Company's integration plans, including its plans to integrate IT systems, eliminate duplicative overhead and costs, and retain customers and critical employees; (b) receipt of Concord shareholder approval without any unexpected delay and no material deterioration in Concord's business prior to closing; (c) the divestiture of NYCE Corporation within the time period allowed in the Company's agreement with the Department of Justice on terms reasonable to the Company; (d) continued growth at rates approximating recent levels for card-based payment transactions, consumer money transfer transactions and other product markets; (e) successful conversions under service contracts with major clients; (f) renewal of material contracts in the Company's business units consistent with past experience; (g) timely, successful and cost-effective implementation of processing systems to provide new products, improved functionality and increased efficiencies; (h) successful and timely integration of significant businesses and technologies acquired by the Company and realization of anticipated synergies; (i) continuing development and maintenance of appropriate business continuity plans for the Company's processing systems based on the needs and risks relative to each such system; (j) absence of consolidation among client financial institutions or other client groups which has a significant impact on FDC client relationships and no material loss of business from significant customers of the Company; (k) achieving planned revenue growth throughout the Company, including in the merchant alliance program which involves several joint ventures not under the sole control of the Company and each of which acts independently of the others, and successful management of pricing pressures through cost efficiencies and other cost management initiatives; (l) successfully managing the credit and fraud risks in the Company's business units and the merchant alliances, particularly in the context of the developing e-commerce markets; (m) anticipation of and response to technological changes, particularly with respect to e-commerce; (n) attracting and retaining qualified key employees; (o) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting FDC's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (p) continuation of the existing interest rate environment so as to avoid increases in agent fees related to Payment Services' products and increases in interest on the Company's borrowings; (q) absence of significant changes in foreign exchange spreads on retail money transfer transactions, particularly in high-volume corridors, without a corresponding increase in volume or consumer fees; (r) continued political stability in countries in which Western Union has material operations; (s) implementation of Western Union agent agreements with governmental entities according to schedule and no interruption of relations with countries in which Western Union has or is implementing material agent agreements; (t) no unanticipated developments relating to previously disclosed lawsuits, investigations or similar matters; (u) no catastrophic events that could impact the Company's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (v) no material breach of security of any of our systems; and (w) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.

Variations from these assumptions or failure to achieve these objectives could cause actual results to differ from those projected in the forward-looking statements. Due to the uncertainties inherent in forward-looking statements, readers are urged not to place undue reliance on these statements. Except for the undertaking to update the 2004 earnings per share projection discussed above, FDC undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to projections over time.

QUALITATIVE AND QUANTITATIVE DISCLOSURES *about* MARKET RISK

INTEREST RATE RISK

The Company is exposed to market risk from changes in interest rates. The Company's assets include both fixed and floating rate interest-bearing securities. These investments arise primarily from the Company's sale of payment instruments (principally official checks and money orders). The Company invests the proceeds from the sale of these instruments, pending the settlement of the payment instrument obligation. The Company has classified these investments as available-for-sale. Accordingly, they are carried on the Company's Consolidated Balance Sheets at fair market value. A portion of the Company's payment services business involves the payment of commissions to selling agents that are computed based on short-term variable rates.

To the extent the Company does not pay commissions to its selling agents, or to the extent it invests the proceeds from the sale of payment instruments in floating rate investments, interest rate risk is nonexistent or minimal providing the investments are held to maturity. The unmatched position, which is the amount of fixed income investments upon which the Company also pays the selling agent a commission based on short-term interest rates, is the amount that subjects the Company to interest rate risk arising from changes in short-term interest rates.

The Company's objective in managing interest rate risk is to mitigate the risk that earnings and the market value of the investments could be adversely impacted by changes in interest rates. The Company has developed a risk management program to quantify this risk utilizing advanced portfolio modeling techniques. The Company has hedged a majority of this risk through the use of interest rate swap agreements, which converts the variable rate commission payments to a fixed rate.

The Company's interest rate-sensitive liabilities are its debt instruments consisting of commercial paper, fixed rate medium-term notes and long-term debt securities.

A 10% proportionate increase in interest rates in 2004, as compared with the average level of interest rates in 2003, would result in a decrease to pre-tax income of approximately $8.2 million. Of this decrease, $1.3 million relates to expected investment positions, commissions paid to selling agents, growth in new business and the effects of swap agreements. The remaining $6.9 million decrease primarily relates to the Company's expected balance of short-term variable rate commercial paper and variable interest rate debt. Conversely, a corresponding decrease in interest rates would result in a comparable improvement to pretax earnings. The 10% proportionate increase in interest rates discussed above is used to show the relative impact to a change in interest rates. Actual interest rates could change significantly more than 10%.

FOREIGN CURRENCY RISK

The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared with foreign currencies, predominately the euro, the British pound and the Canadian and Australian dollar as a result of Western Union's foreign currency denominated revenues and card issuing services foreign currency denominated revenue and foreign currency debt.

Western Union provides money transfer services in more than 195 countries and territories. Foreign exchange risk is managed through the structure of the business and an active risk management process. In the substantial majority of its transactions, Western Union settles with its agents in U.S. dollars or euros, and requires the agent to obtain settlement currency to provide to recipients. Thus, Western Union is generally not reliant on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid shortly after they are initiated. In addition, in money transfer transactions involving different send and receive currencies, Western Union generates revenue by receiving a foreign currency spread based on the difference between buying currency at wholesale exchange rates and providing the currency to consumers at retail exchange rates. This spread provides some protection against currency fluctuations. Western Union's policy is not to speculate in foreign currencies and it promptly buys and sells foreign currencies as necessary to cover its net payables and receivables, which are denominated in foreign currencies.

The Company utilizes foreign currency options, forward exchange contracts and currency swaps, which qualify as cash flow hedges to mitigate the cash flow or market value risks associated with foreign currency denominated transactions primarily due to the euro, Canadian dollar and Australian dollar. These are intended to offset the effect of exchange rate fluctuations on forecasted sales expected to occur over the next seven years and long-term debt that matures March 11, 2004. Gains and losses on the derivatives are intended to offset losses and gains on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates.

Since the critical terms of the options, forward and swap contracts, and the hedged transactions are the same, the hedges are highly effective. Changes in the fair value of the options and forward contracts designated as hedging instruments of the variability of cash flows associated with foreign currency risk are generally reported in the "other comprehensive income" component of stockholders' equity. These amounts subsequently are reclassified into revenue or expense in the same period in which the foreign currency transactions occur. Changes in the fair value of forward contracts designated as fair value hedges are recorded in earnings as are changes in fair value of the hedged item. As of December 31, 2003, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency risk is seven years for revenues, although over 94% of the aggregate derivative notional amount expires within one year, and 3 months with respect to the long-term debt.

A uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the currencies in which the Company's revenues and profits are denominated would be immaterial to the Company's financial position, results of operations and cash flows.

REGULATORY

Western Union's international agents have the responsibility to maintain all licenses necessary to provide money transfer services in their countries and to comply with all local rules, regulations and licensing requirements. These agents operate in more than 195 countries and territories, therefore, Western Union has limited exposure with respect to the business impact of regulatory non-compliance in any individual country. Approximately 75% of Western Union's agents outside North America are banks or national post offices. In some countries, only fully licensed banks and the national post office are permitted to provide cross-border money transfer service to the general public.

State, federal and foreign jurisdictions may impose regulations that could impact Western Union's foreign exchange risk by, among other possibilities, imposing regulations that limit Western Union's ability to obtain the benefit of the exchange rate spread between wholesale and retail currency rates or imposing banking moratoriums or other actions that could affect currency liquidity. Western Union has successfully managed the risks outlined above in the past and believes that the breadth and scope of its network makes it unlikely that these risks will have a material adverse impact on its business.

In those few countries with significant foreign exchange controls, Western Union offers "inbound only" service and does not accept funds in these countries for remittance abroad.

Banking moratoriums have been very rare and, to date, they have not had an appreciable impact on Western Union's business. When such a moratorium is imposed by a country, the Company may temporarily discontinue its services in that country.

Through its merchant alliances, FDMS holds an ownership interest in several competing merchant acquiring businesses while serving as the electronic processor for those businesses. In order to satisfy state and federal antitrust requirements, the Company actively maintains an antitrust compliance program.

Year Ended December 31, *(in millions, except per share amounts)*	2003	2002	2001
REVENUES:			
Transaction and processing service fees:			
Payment services	$3,249.9	$2,829.6	$2,416.7
Merchant services*	1,998.0	1,790.0	1,347.4
Check verification and guarantee services	389.2	375.6	342.1
Card issuing services	1,325.1	1,294.0	1,370.4
All other	144.1	155.9	175.8
Investment income, net	143.8	97.3	86.5
Professional services	102.9	115.5	71.2
Software licensing and maintenance	53.4	62.9	23.4
Product sales and other	385.5	275.3	315.7
Reimbursable postage and other	608.3	506.5	453.0
	8,400.2	7,502.6	6,602.2
EXPENSES:			
Cost of services	4,235.1	3,728.8	3,584.7
Cost of products sold	204.4	189.5	157.2
Selling, general and administrative	1,375.0	1,270.5	1,073.1
Reimbursable postage and other	608.3	506.5	453.0
Other operating expenses:			
Restructuring, net	27.9	5.1	20.8
Impairments	6.2	27.8	14.7
Litigation and regulatory settlements	5.0	41.0	—
	6,461.9	5,769.2	5,303.5
Operating profit	1,938.3	1,733.4	1,298.7
OTHER INCOME (EXPENSE):			
Interest income	7.5	5.0	26.4
Interest expense	(107.1)	(110.8)	(117.1)
Investment gains and (losses)	(6.7)	0.7	(184.2)
Divestitures, net	6.8	4.2	28.2
	(99.5)	(100.9)	(246.7)
Income before income taxes, minority interest, equity earnings in affiliates, discontinued operations and cumulative effect of a change in accounting principle	1,838.8	1,632.5	1,052.0
Income taxes	463.9	422.3	333.0
Minority interest	(119.6)	(96.6)	(31.5)
Equity earnings in affiliates	138.7	118.6	183.9
Income from continuing operations	1,394.0	1,232.2	871.4
Income from discontinued operations, net of taxes of $17.6, $9.9 and $3.8, respectively	14.7	5.7	3.2
Income before cumulative effect of a change in accounting principle	1,408.7	1,237.9	874.6
Cumulative effect of a change in accounting principle, net of $1.6 income tax benefit	—	—	(2.7)
Net income	$1,408.7	$1,237.9	$ 871.9
EARNINGS PER SHARE FROM CONTINUING OPERATIONS:			
Basic	$ 1.89	$ 1.63	$ 1.12
Diluted	1.86	1.60	1.10
EARNINGS PER SHARE:			
Basic	$ 1.91	$ 1.63	$ 1.12
Diluted	1.88	1.61	1.10
WEIGHTED-AVERAGE SHARES OUTSTANDING:			
Basic	739.1	757.5	778.1
Diluted	749.2	771.8	795.0

* *Includes processing fees, administrative service fees and other fees charged to merchant alliances accounted for under the equity method of $181.8 million, $199.6 million and $262.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.*

See Notes to Consolidated Financial Statements.

December 31, *(in millions)*	2003	2002
ASSETS		
Cash and cash equivalents	$ 839.8	$ 790.4
Settlement assets	15,119.3	16,688.5
Accounts receivable, net of allowance for doubtful accounts of $43.8 (2003) and $66.1 (2002)	1,524.9	1,385.5
Property and equipment, net of accumulated depreciation of $1,555.8 (2003) and $1,370.2 (2002)	692.3	740.3
Goodwill	3,731.0	3,549.1
Other intangibles, less accumulated amortization of $1,250.6 (2003) and $1,036.3 (2002)	1,394.0	1,382.3
Investment in affiliates	774.6	766.0
Other assets	1,006.4	816.5
Assets held for sale	503.3	472.6
Total Assets	$25,585.6	$26,591.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Settlement obligations	$14,833.2	$16,294.3
Accounts payable and other liabilities	2,993.6	2,897.2
Borrowings	3,575.0	3,134.5
Liabilities related to assets held for sale	136.5	108.9
Total Liabilities	21,538.3	22,434.9
Commitments and contingencies (See Note 12)		
Stockholders' equity:		
Common stock, $.01 par value; authorized 2,000.0 shares, issued 897.9 shares (2003 and 2002)	9.0	9.0
Additional paid-in capital	2,576.9	2,525.4
Paid-in capital	2,585.9	2,534.4
Retained earnings	6,589.3	5,362.6
Accumulated other comprehensive loss	(100.2)	(197.6)
Less treasury stock at cost, 181.4 (2003) and 145.1 shares (2002)	(5,027.7)	(3,543.1)
Total Stockholders' Equity	4,047.3	4,156.3
Total Liabilities and Stockholders' Equity	$25,585.6	$26,591.2

See Notes to Consolidated Financial Statements.

Year Ended December 31, *(in millions)*	2003	2002	2001
Cash and cash equivalents at January 1, attributable to continuing operations	$ 790.4	$ 679.6	$ 708.0
Cash and cash equivalents at January 1, attributable to discontinued operations	29.0	24.8	—
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income from continuing operations	1,394.0	1,232.2	868.7
Net income from discontinued operations	14.7	5.7	3.2
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	569.3	523.2	631.4
Non-cash portion of charges (gains) related to restructuring, impairments, litigation and regulatory settlements, investment (gains) and losses and divestitures, net	39.0	61.0	191.5
Other non-cash items, net	49.3	47.4	8.0
Increase (decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:			
Accounts receivable	(70.5)	(146.3)	(56.4)
Other assets	7.9	54.4	(29.2)
Accounts payable and other liabilities	(68.4)	(201.5)	(282.9)
Income tax accounts	37.0	318.3	69.2
Net cash provided by operating activities from continuing operations	1,957.6	1,888.7	1,400.3
Net cash provided by operating activities from discontinued operations	38.4	24.1	7.4
Net cash provided by operating activities	1,996.0	1,912.8	1,407.7
CASH FLOWS FROM INVESTING ACTIVITIES			
Current year acquisitions, net of cash acquired	(130.9)	(624.9)	(981.2)
Payments related to other businesses previously acquired	(44.6)	(208.1)	(32.9)
Proceeds from dispositions, net of expenses paid	—	—	1.8
Additions to property and equipment, net	(161.6)	(206.5)	(184.0)
Payments to secure customer service contracts, including outlays for conversion, and capitalized systems development costs	(228.6)	(193.7)	(178.0)
Other investing activities	(61.5)	81.5	(152.9)
Net cash (used in) investing activities from continuing operations	(627.2)	(1,151.7)	(1,527.2)
Net cash (used in) provided by investing activities from discontinued operations *	(0.6)	(14.8)	22.4
Net cash used in investing activities	(627.8)	(1,166.5)	(1,504.8)
CASH FLOWS FROM FINANCING ACTIVITIES			
Short-term borrowings, net	(349.8)	76.6	(573.4)
Principal payments on long-term debt	(236.9)	(14.7)	(91.1)
Proceeds from issuance of long-term debt	992.6	—	1,839.3
Proceeds from issuance of common stock	197.4	206.4	251.2
Proceeds from issuance of subsidiary stock	—	—	22.2
Purchase of treasury shares	(1,825.0)	(849.1)	(1,318.5)
Cash dividends	(59.3)	(45.4)	(31.2)
Net cash provided by (used in) financing activities from continuing operations	(1,281.0)	(626.2)	98.5
Net cash provided by (used in) financing activities from discontinued operations	1.0	(5.1)	(5.0)
Net cash provided by (used in) financing activities	(1,280.0)	(631.3)	93.5
Change in cash and cash equivalents—continuing operations	49.4	110.8	(28.4)
Change in cash and cash equivalents—discontinued operations	38.8	4.2	24.8
Cash and cash equivalents at December 31, attributable to continuing operations	$ 839.8	$ 790.4	$ 679.6
Cash and cash equivalents at December 31, attributable to discontinued operations	$ 67.8	$ 29.0	$ 24.8

* *2001 source of cash from investing activities includes $26.7 million of cash acquired in the NYCE acquisition.*

See Notes to Consolidated Financial Statements.

(in millions)	Total	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Common Shares	Paid-In Capital	Treasury Stock Shares	Treasury Stock Cost
Balance, December 31, 2000	$ 3,727.7		$ 3,717.1	$ (18.9)	897.9	$ 2,297.2	(111.2)	$ (2,267.7)
Comprehensive income								
Net income	871.9	$ 871.9	871.9					
Other comprehensive income:								
Unrealized gains on securities	4.9	4.9						
Unrealized losses on hedging activities *	(69.1)	(69.1)						
Foreign currency translation adjustment	(27.2)	(27.2)						
Minimum pension liability adjustment	(33.0)	(33.0)						
Other comprehensive loss		(124.4)		(124.4)				
Comprehensive income		$ 747.5						
Purchase of treasury shares	(1,318.5)						(43.4)	(1,318.5)
Stock issued for compensation and benefit plans	339.9		(194.2)			94.9	15.8	439.2
Stock issued for business previously acquired	52.9					28.0	2.0	24.9
Cash dividends declared ($0.04 per share)	(29.6)		(29.6)					
Balance, December 31, 2001	3,519.9		4,365.2	(143.3)	897.9	2,420.1	(136.8)	(3,122.1)
Comprehensive income								
Net income	1,237.9	$ 1,237.9	1,237.9					
Other comprehensive income:								
Unrealized gains on securities	196.1	196.1						
Unrealized losses on hedging activities	(212.5)	(212.5)						
Foreign currency translation adjustment	34.0	34.0						
Minimum pension liability adjustment	(71.9)	(71.9)						
Other comprehensive loss		(54.3)		(54.3)				
Comprehensive income		$ 1,183.6						
Purchase of treasury shares	(849.1)						(22.9)	(849.1)
Stock issued for compensation and benefit plans	321.5		(195.5)			114.3	12.8	402.7
Stock issued for conversion of debt	33.3		7.9				1.8	25.4
Cash dividends declared ($0.07 per share)	(52.9)		(52.9)					
Balance, December 31, 2002	4,156.3		5,362.6	(197.6)	897.9	2,534.4	(145.1)	(3,543.1)
Comprehensive income								
Net income	1,408.7	$ 1,408.7	1,408.7					
Other comprehensive income:								
Unrealized losses on securities	(36.1)	(36.1)						
Unrealized gains on hedging activities	72.3	72.3						
Foreign currency translation adjustment	87.9	87.9						
Minimum pension liability adjustment	(26.7)	(26.7)						
Other comprehensive income		97.4		97.4				
Comprehensive income		$ 1,506.1						
Purchase of treasury shares	(1,825.0)						(46.5)	(1,825.0)
Stock issued for compensation and benefit plans	249.3		(121.4)			51.7	8.7	319.0
Stock issued for conversion of debt	16.7		4.0				0.9	12.7
Stock issued for conversion of warrants	2.6		(5.9)			(0.2)	0.6	8.7
Cash dividends declared ($0.08 per share)	(58.7)		(58.7)					
Balance, December 31, 2003	$ 4,047.3		$ 6,589.3	$ (100.2)	897.9	$ 2,585.9	(181.4)	$ (5,027.7)

* *Includes cumulative net of tax loss of $24.8 million relating to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001.*

See Notes to Consolidated Financial Statements.

NOTE 1: SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The accompanying consolidated financial statements of First Data Corporation ("FDC" or the "Company") include the accounts of FDC and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliated companies are accounted for under the equity method and are included in "investment in affiliates" in the accompanying Consolidated Balance Sheets. The Company generally utilizes the equity method of accounting when it has an ownership interest of between 20% and 50% in an entity, providing the Company is able to exercise significant influence over the investee's operations.

The Company consolidates a subsidiary's financial statements when the Company has the ability to exert control over the subsidiary. Normally, control is established with a greater than 50% ownership interest in a subsidiary. When the Company does not exercise control over a majority-owned subsidiary as a result of other investors having rights over the management and operations of the subsidiary, the Company accounts for the subsidiary under the equity method. As of December 31, 2003 and 2002, there were no greater-than-50%-owned affiliates whose financial statements were not consolidated. At December 31, 2001, there was one such subsidiary and the Company's ownership interest in it was 50.1%.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

PRESENTATION

The Company's consolidated balance sheet presentation is unclassified due to the short–term nature of its settlement obligations, contrasted with the Company's ability to invest cash awaiting settlement in long–term investment securities.

As discussed in Note 3, on December 15, 2003, the Company announced an agreement with the U.S. Department of Justice ("DOJ") that will allow the company to complete its pending merger with Concord EFS, Inc. ("Concord"). The Company agreed to divest and is currently seeking a buyer for its 64% ownership of NYCE Corporation ("NYCE"), an electronic funds transfer network. The net assets and results of operations of NYCE have been reclassified as discontinued operations and, accordingly, prior periods have been restated. Amounts disclosed in the notes to the consolidated financial statements also exclude the impact of discontinued operations for all years presented (see Note 18).

BUSINESS DESCRIPTION

FDC provides a variety of transaction processing services and money transfer and payment services to financial institutions, commercial establishments and consumers. The Company classifies its operations into four reportable segments: payment services, merchant services, card issuing services and emerging payments (see Note 16).

FDC's facilities in the United States provide the data center infrastructure that processes a majority of the Company's transactions. FDC's operations in the United Kingdom, Germany and Australia represent the Company's most significant foreign transaction processing locations. The United Kingdom and Australia operations process transactions for card issuing services clients located outside of North America and the Germany operations sells and services POS devices throughout Europe. Merchant services and payment services domestic and international transactions are processed through the data centers located in the United States. Other than the electronic routing of transactions through these data centers, the merchant services and payment services international operations are managed and operate outside the United States. Each of the Company's four business segments has an international presence through various regional or country offices where sales, customer service and/or administrative personnel are based. These international operations generate revenues from customers and consumers located and operating outside of the United States. Revenues generated from processing transactions at locations outside of the United States, primarily in Australia and the United Kingdom for the card issuing segment, and in Germany for the merchant segment, represented 6% or less of the Company's consolidated revenues for each of the three years in the period ended December 31, 2003. Long-lived assets attributable to international operations with processing locations based outside of the United States represented approximately 9% and 5% of consolidated total long lived assets at December 31, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS

Highly liquid investments (other than those included in settlement assets) with original maturities of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. At December 31, 2003 and 2002, the Company held $839.8 million and $790.4 million in cash and cash equivalents, respectively. Automated teller machine ("ATM") operating cash included in cash and cash equivalents at December 31, 2002 was $233.4 million. Effective December 2003, ATM operating cash was funded by a third party.

Excluded from cash and cash equivalents at December 31, 2003 and 2002 was $283.0 million and $160.5 million of regulatory required investments in connection with the Company's money transfer operations and $100.0 million and $70.0 million, respectively, of required investments in connection with the Company's First Financial Bank. Also excluded from cash and cash equivalents were escrow funds of $39.4 million and $27.7 million at December 31, 2003 and 2002, respectively. The escrowed funds relate primarily to installment payments on acquisitions and a money transfer litigation settlement. Amounts excluded from cash and cash equivalents are included in "other assets" in the Consolidated Balance Sheets.

INVESTMENT SECURITIES

A majority of the Company's settlement assets represent investments, which are primarily comprised of state and municipal government obligations and corporate debt securities. Additionally, the Company has investments in publicly-traded corporate equity securities, which are primarily held in the Company's name and in the custody of a major financial institution. The Company also has investments in investment partnerships, for which the equity method of accounting is utilized. The specific identification method is used to determine the cost basis of securities sold. At December 31, 2003 and 2002, all of the Company's investments were classified as available-for-sale. Unrealized gains and losses on these investments are included as a separate component of "accumulated other comprehensive income" ("OCI"), net of any related tax effect. The Company also has equity securities of private companies for strategic purposes, which are included in "other assets" in the Company's Consolidated Balance Sheets and are carried at cost.

Declines in value that are judged to be other than temporary in nature are recognized in the Consolidated Statements of Income. For public company investments, the Company's policy is to treat a decline in the investment's quoted market value that has lasted for more than six months as an other than temporary decline in value. The Company also considers other qualitative and quantitative indicators in judging whether a decline in value is other than temporary in nature. The Company's policy is the same for private company investments; however, their fair values are estimated. In estimating fair value, market conditions, offering prices, trends of earnings/losses, price multiples, financial position, new financing and other key measures are considered. The Company believes the estimates result in a reasonable reflection of the fair values of these investments.

Realized gains and losses and losses resulting from other than temporary declines in value relating to investments held in the Company's payment services investment portfolio are included in the "investment income, net" component of revenues in the Consolidated Statements of Income. These gains and losses are classified as such because they are recurring in nature as they are part of the Company's investment portfolio management process and the management of this portfolio is a core component of the payment services business. Realized gains and losses and losses resulting from other than temporary declines in value relating to the Company's other investments are classified within the "investment gains and (losses)" caption on the Consolidated Statements of Income.

RESERVE FOR MERCHANT CREDIT LOSSES AND CHECK GUARANTEES

With respect to the merchant acquiring business, the Company's merchant customers (or those of its unconsolidated alliances) have the liability for any charges properly reversed by the cardholder. In the event, however, that the Company is not able to collect such amounts from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, the Company may be liable for any such reversed charges. The Company's risk in this area primarily relates to situations where the cardholder has purchased goods or services to be delivered in the future such as airline tickets.

During 2003, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). Under FIN 45, the Company's obligation to stand ready to perform is minimal. The Company requires cash deposits, guarantees, letters of credit or other types of collateral by certain merchants to minimize its obligation. As of December 31, 2003 and December 31, 2002, the Company and its unconsolidated alliances had cash collateral of $503.7 million and $367.3 million, respectively. Collateral in the form of letters of credit amounted to $193.8 million and $73.7 million at December 31, 2003 and December 31, 2002, respectively. Collateral held by the Company is classified within "settlement obligations" on the Company's Consolidated Balance Sheet. The Company also utilizes a number of systems and procedures to manage merchant risk. Despite these efforts, the Company historically has experienced some level of losses due to merchant defaults.

The Company's contingent obligation under FIN 45 relates to imprecision in its estimates of required collateral and a provision for this obligation is recorded based on recent history of credit losses. The provision for this obligation is based primarily on historical experience and other relevant factors such as economic downturns or increases in merchant fraud. For the years ended December 31, 2003, 2002, and 2001 the Company and its unconsolidated alliances incurred aggregate merchant credit losses of $40.7 million, $39.8 million and $67.6 million, respectively, on total dollar volumes processed of $664.7 billion, $547.8 billion and $485.6 billion, respectively. Merchant credit losses attributable to the Company and its consolidated subsidiaries amounted to $32.1 million, $28.1 million and $15.9 million for the years ended December 31, 2003, 2002, and 2001, respectively. Such amounts are included in "cost of services" in the Company's Consolidated Statements of Income.

The reserve recorded on the Company's Consolidated Balance Sheets only relates to the business conducted by its consolidated subsidiaries. The reserve for unconsolidated alliances is recorded only in the alliances' financial statements. The Company has not recorded any reserve for estimated losses in excess of reserves recorded by the unconsolidated alliances nor has the Company identified needs to do so. At December 31, 2003 and 2002, the Company and its consolidated and unconsolidated alliances had aggregate merchant credit loss reserves of $27.3 million and $27.2 million, respectively. The foregoing disclosure presents merchant credit loss reserves in the aggregate without regard to whether the reserves relate to merchant contracts held by entities consolidated by the Company or alliances accounted for under the equity method. The amount of reserves attributable to entities consolidated by the Company were $19.4 million and $17.9 million at December 31, 2003 and 2002, respectively.

The credit loss reserves, both for the unconsolidated alliances and the Company, are comprised of amounts for known losses and a provision for losses incurred but not reported ("IBNR"). These reserves are primarily determined by performing a historical analysis of chargeback loss experience. Other factors are considered that could affect that experience in the future. Such items include the general economy and economic challenges in a specific industry (such as the travel industry after September 11, 2001) or those affecting certain types of clients. Once these factors are considered, the Company or the unconsolidated alliance establishes a rate (percentage) that is calculated by dividing the expected chargeback (credit) losses by dollar volume processed. This rate is then applied against the dollar volume processed each month and charged against earnings. The resulting reserve balance is then compared to requirements for known losses and estimates for IBNR items. Historically, this estimation process has proven to be materially accurate and the Company believes the recorded reserve approximates the fair value of the contingent obligation under FIN 45.

The majority of the TeleCheck Services, Inc. ("TeleCheck") business involves the guarantee of checks received by merchants for a period of 90 days from the check date. If the check is returned, TeleCheck is required to purchase the check from the merchant at its face value and pursue collection from the check writer. A provision for estimated check returns, net of anticipated recoveries, is recorded at the transaction inception based on recent history. At December 31, 2003 and 2002, the Company had accrued warranty and accrued recovery balances of $18.8 million and $59.5 million, and $22.9 million and $56.0 million, respectively. Accrued warranties are included in "accounts payable and other liabilities" and accrued recoveries are included in "accounts receivable" in the Consolidated Balance Sheets.

The adoption of FIN 45 resulted in the Company establishing an incremental liability (and deferring revenue) for the fair value of the check guarantee. The liability is relieved and revenue is recognized when the check clears, is presented to TeleCheck, or the guarantee period expires. The majority of the guarantees are typically settled within 10 days of the transaction and virtually all guarantees are settled within 30 days. An incremental liability of $5.2 million was recorded during the first quarter of 2003 and its balance was approximately $4.2 million at December 31, 2003. The aggregate face value of all checks guaranteed during the years ended December 31, 2003, 2002 and 2001 was $24.5 billion, $23.7 billion and $21.8 billion, of which $297.9 million, $287.7 million and $295.8 million, respectively, were returned to merchants and presented to TeleCheck. The net impact on operating income from warranty losses, net of recoveries from check writers was $64.3 million, $77.5 million and $75.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The maximum potential future payments under the guarantees was approximately $1.5 billion at December 31, 2003.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), on January 1, 2001. The Company utilizes derivative instruments primarily to mitigate interest rate risk. To a much lesser extent, derivative instruments are utilized to mitigate market and foreign currency risk. As a result of the adoption of SFAS 133, the Company recognizes all derivative financial instruments in the Consolidated Balance Sheets as assets or liabilities at fair value. Such amounts are recorded in either the "other assets" or "accounts payable and other liabilities" captions in the Consolidated Balance Sheets. Generally, changes in fair value are recognized immediately in earnings, unless the derivative qualifies as a hedge of future cash flows. For derivatives that qualify as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in stockholders' equity as a component of "OCI" and then recognized in earnings in the period or periods the hedged item affects earnings.

SFAS 133 requires that, upon adoption, the transition adjustment be reported in net income or OCI, as appropriate, as a cumulative effect of a change in accounting principle. In accordance with the transition provisions of SFAS 133, the Company recorded a net-of-tax transition adjustment loss of $24.8 million in OCI and a net-of-tax transition adjustment loss of $2.7 million in earnings in 2001.

The transition adjustment recorded in OCI represented the recognition of all derivatives that are designated cash flow hedging instruments at fair value. The transition adjustment recorded in earnings represented purchased option costs that were derecognized from the balance sheet upon adoption.

ACCOUNTS RECEIVABLE

Accounts receivable balances are stated net of allowance for doubtful accounts. Historically, the Company has not encountered significant write-offs. The Company records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the lesser of the estimated useful life of the related assets (generally three to 10 years for equipment, furniture and leasehold improvements, and 30 years for buildings) or the lease term. Maintenance and repairs which do not extend the useful life of the respective assets are charged to expense as incurred. Amounts charged to expense for the depreciation and amortization of property and equipment, including equipment under capital lease, were $214.0 million in 2003, $202.1 million in 2002 and $215.3 million in 2001.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of purchase price over tangible and other intangible assets acquired less liabilities assumed arising from business combinations. SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS 142"), issued in June 2001, requires that goodwill acquired in a business combination after June 30, 2001, shall not be amortized. In addition, as required by SFAS 142, the Company ceased amortizing all goodwill effective January 1, 2002. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over estimated useful lives ranging from seven to 40 years. The Company's annual goodwill impairment test did not identify any impairments in 2003 or 2002. Goodwill amortization expense totaled $112.2 million for the year ended December 31, 2001. In addition, equity earnings in affiliates for the year ended December 31, 2001 includes $24.7 million of amortization related to goodwill classified within "investment in affiliates" in the Consolidated Balance Sheets.

The following presents net income and per share amounts exclusive of goodwill amortization, as required by SFAS 142:

For the Year Ended December 31, 2001	Net income	Basic	Diluted
(in millions except per share amounts)			
Reported net income and earnings per share	$871.9	$1.12	$1.10
Add back: goodwill amortization, net of tax	118.5	0.15	0.15
Adjusted net income and earnings per share	$990.4	$1.27	$1.25

FDC capitalizes initial payments for new contracts, contract renewals and conversion costs associated with customer processing relationships to the extent recoverable through future operations, contractual minimums and/or penalties in the case of early termination.

The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract by the customer.

The Company develops software that is used in providing processing services to customers. To a lesser extent, the Company also develops software to be sold or licensed to customers. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Software development costs are amortized using the straight-line method over the estimated useful life of the software, which is generally five years.

In addition to capitalized contract and software development costs, other intangibles include copyrights, patents, acquired software, trademarks and noncompete agreements acquired in business combinations. Other intangibles are amortized on a straight-line basis over the length of the contract or benefit period, which generally ranges from three to 25 years. Other intangible amortization expense totaled $355.3 million, $321.1 million and $303.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table provides the components of other intangibles:

Year Ended December 31,	Weighted-Average Amortization Period	2003 Cost	2003 Net of accumulated amortization	2002 Cost	2002 Net of accumulated amortization
(in millions)	*(in years)*				
Acquired contracts	12.0	$ 883.0	$ 492.9	$ 892.4	$ 559.6
Conversion costs	8.0	377.0	181.6	371.0	182.8
Contract costs	7.0	414.0	227.8	347.6	193.7
Developed software	5.0	389.2	184.5	343.2	176.7
Purchased or acquired software	4.0	286.9	120.2	261.2	127.4
Other	13.0	294.5	187.0	203.2	142.1
Total other intangibles	9.0	$2,644.6	$1,394.0	$2,418.6	$1,382.3

The estimated future aggregate amortization expense for existing other intangibles as of December 31, 2003 is $334.2 million in 2004, $255.4 million in 2005, $215.0 million in 2006, $164.2 million in 2007 and $92.2 million in 2008.

Certain long-lived assets are reviewed for impairment on an annual basis or whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted future cash flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required.

Inventory

Inventories are stated at lower of cost or market and consist primarily of point-of-sale ("POS") terminals, forms and blank financial paper. The cost of inventory is determined using average cost for POS terminals and blank financial paper, and first-in first-out ("FIFO") for forms.

MINORITY INTEREST

Minority interest in earnings of consolidated subsidiaries represent the minority shareholders' share of the equity and after-tax net income or loss of consolidated subsidiaries. Minority interest is presented pretax in the Consolidated Statements of Income since the substantial majority of the Company's non-wholly owned consolidated subsidiaries are flow through entities for tax purposes. The minority interest included in "accounts payable and other liabilities" in the Consolidated Balance Sheets reflects the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportionate share of the earnings or losses of the subsidiaries, net of dividends, or at the fair value of the minority shareholders interest if it is considered mandatorily redeemable.

TREASURY STOCK

The Company records treasury stock purchases under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. The FIFO method is used on the subsequent reissuance of shares and any resulting gains or losses are credited or charged to retained earnings.

REVENUE RECOGNITION

The majority of the Company's revenues are comprised of transaction-based fees. "Product sales and other" in the Consolidated Statements of Income includes sales of the Company's products (which are generally ancillary to service revenues and primarily relate to POS devices in the merchant services segment), gains considered part of normal operations and other items that generally recur but that fluctuate as to amount and timing. Revenue is allocated to the separate units of accounting in a multiple element transaction based on relative fair values, provided each element has stand alone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company's control. A description of the major components of revenue, by business segment, is as follows:

Payment services—Revenue is primarily derived from three sources; transaction fees charged to consumers, income earned on the investment of funds received from the sale of payment instruments (primarily official checks and money orders), and to a lesser extent, in certain money transfer transactions involving different send and receive currencies, Western Union generates revenue by acquiring currency at wholesale exchange rates and providing the currency to consumers at retail exchange rates.

Fees from a typical money transfer are generally based on the principal amount of the transaction and the location where the funds are to be transferred. This transaction fee is set by the Company and is recorded as revenue at the time of sale. There are generally two agent locations involved in a money transfer transaction, the agent initiating the transaction (the "send agent") and the agent disbursing funds (the "receive agent"). The send and receive agents each earn a commission generally based on a percentage of the fee charged to the customer. These commissions are included in "cost of services" in the Consolidated Statements of Income and are recorded at the time of sale.

The Company's money order and official check services generate revenue primarily through the Company's ability to invest funds pending settlement. The Company invests a majority of these funds in high quality investments issued by municipalities to minimize its exposure to credit risks. In a money order transaction, a consumer purchases a money order from an agent. The agent selling the money order generally remits the funds collected from the consumer to the Company within a matter of days of the transaction date. An agent generally does not receive a commission on the sale of a money order, but is compensated by charging a fee to the consumer. In an official check transaction, a consumer will procure an official check from one of the Company's agents, typically a financial institution. The official check agent is generally required to remit the funds collected from the consumer to the Company the following day. The Company pays its official check agents commissions based on short-term variable rates and the balance of outstanding official checks (the "commissionable balance"). The Company considers this to be a revenue-sharing arrangement and, therefore, nets the commissions paid to official check agents against the revenues it earns from its investments.

Merchant services—In the case of merchant contracts that the Company owns and manages, revenue is primarily comprised of fees charged to the merchant, net of interchange and assessments charged by the credit card associations, and is recognized at the time of sale. The Company has no control over interchange fees and assessments charged by credit card associations and believes its presentation of revenue, net of these fees and assessments, more accurately depicts the revenue earned by the Company. The fees charged to the merchant are a percentage of the credit card and signature based debit card transaction's dollar value, a fixed amount or a combination of the two. Personal identification number based online debit ("PIN-based debit") network fees are recognized in "transaction and processing service fee" revenues and "cost of services" in the Consolidated Statements of Income, as the fees are generally invoiced by the networks and paid directly by the Company, versus credit card associations interchange fees and assessments, which are settled on a net basis.

Interchange fees and assessments charged by credit card associations to the Company's consolidated subsidiaries amounted to $3.7 billion, $3.2 billion and $1.9 billion for the years ended December 31, 2003, 2002 and 2001, respectively. Network fees related to PIN-based debit transactions charged by debit networks were $163.4 million, $74.7 million and $23.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company charges processing fees to its merchant alliance joint ventures. In situations where an alliance is accounted for under the equity method, the Company's consolidated revenues include the processing fees charged to the alliance, as presented on the face of the Consolidated Statements of Income.

Revenue from check verification and guarantee services is recognized at the time of sale less the fair value of the guarantee as discussed above in "Reserve for merchant credit losses and check guarantees." The fair value of the guarantee is deferred until the later of the Company being called upon to honor the guarantee or the expiration of the guarantee. Check verification fees generally are a fixed amount per transaction while check guarantee fees generally are a percentage of the check amount.

Card issuing services — Revenue is primarily comprised of fees based on cardholder accounts on file, both active and inactive, and to a lesser extent, transaction volumes processed and includes reimbursements received for "out-of-pocket" expenses such as telecommunication and postage. Revenue is recognized at the time an account on file amount is earned or at the time a transaction is processed. "Professional services" revenues in the Consolidated Statement of Income are comprised of custom programming services and are recorded as work is performed.

The Company follows the requirements of the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended, in its accounting for licensing its VisionPLUS software. In following SOP 97-2, revenue is not recognized until each of the following four criteria are met:

- evidence of an agreement exists,
- delivery and acceptance has occurred or services have been rendered,
- the selling price is fixed or determinable, and
- collection of the selling price is reasonably assured.

Emerging payments — Revenue is primarily comprised of fees based on transactions processed, professional services provided and software licensing and maintenance contracts. Transaction based fees are recognized at the time the transactions are processed. Professional service revenues are recognized as the work is performed. Software revenues are recognized in accordance with the requirements of SOP 97-2 as outlined above.

EARNINGS PER COMMON SHARE

Earnings per common share amounts are computed by dividing net income by weighted-average common stock and common stock equivalent shares (when dilutive) outstanding during the period. Amounts utilized in earnings per share computations are as follows:

Year Ended December 31,	2003	2002	2001
(in millions)			
WEIGHTED-AVERAGE SHARES OUTSTANDING:			
Basic weighted-average shares	739.1	757.5	778.1
Common stock equivalents	9.6	11.4	14.1
Convertible debentures	0.5	2.9	2.8
	749.2	771.8	795.0
Earnings add back related to convertible debentures	$ 0.2	$ 1.7	$ 1.8

Diluted earnings per common share are calculated using weighted-average shares outstanding, adjusted for the dilutive effect of shares issuable upon the assumed conversion of the Company's convertible debt and common stock equivalents, which consist of outstanding stock options, warrants and restricted stock. The after-tax interest expense and issue cost amortization on convertible debt is added back to net income when the related common stock equivalents are included in computing diluted earnings per common share. The "if converted" method is utilized in calculating diluted earnings per common share only when conversion is not conditional upon the occurrence of certain events. The convertible debt that was outstanding and convertible in previous periods was converted in the second quarter 2003. The "if converted" method has not been utilized for the Company's 2% Senior Convertible Contingent Debt Securities due 2008 ("CODES"), as conversion into 13.2 million shares is conditional upon certain events that have not yet occurred.

The diluted earnings per share calculation excludes stock options, warrants and convertible debt that are convertible into 31.1 million common shares, 34.5 million common shares and 23.3 million common shares for the years ended December 31, 2003, 2002 and 2001, respectively. The exclusion occurs because the exercise price of these instruments was greater than the average market price of the Company's common stock and their inclusion would have been anti-dilutive or conversion is conditional upon the occurrence of certain events. Excluded from the diluted earnings per share calculation are the 13.2 million shares related to the CODES. On February 2, 2004, pursuant to its rights under the CODES agreement, the Company announced it would exercise its right to call the convertible bonds on March 1, 2004. Bondholders will have the option of taking cash or common stock.

Diluted earnings per share from discontinued operations for the three years ended December 31, 2003, 2002 and 2001 was $0.02, $0.01 and $0.00, respectively.

In March 2002, the Company's Board of Directors declared a 2-for-1 stock split of the Company's common stock to be effected in the form of a stock dividend. Shareholders of record on May 20, 2002 received one share of the Company's common stock for each share owned. The distribution of the shares occurred after the close of business on June 4, 2002. All share and per share amounts have been retroactively restated for all periods to reflect the impact of the stock split.

FOREIGN CURRENCY TRANSLATION

The U.S. dollar is the functional currency for all FDC businesses except its operations in the United Kingdom, Australia, Germany and certain other smaller international operations. Foreign currency denominated assets and liabilities for these units are translated into U.S. dollars based on exchange rates prevailing at the end of the period, and revenues and expenses are translated at average exchange rates during the period. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of those entities where the functional currency is not the U.S. dollar are included as a component of OCI.

Gains and losses attributable to foreign currency hedging included in "transaction and processing service fees" in the Consolidated Statements of Income amounted to a $30.7 million loss, a $20.1 million loss and a $3.0 million gain for the years ended December 31, 2003, 2002 and 2001, respectively. Other foreign currency transaction gains and losses were immaterial for each of the periods since the Company settles most of its foreign currency denominated transactions daily.

STOCK BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes accounting and reporting standards for stock based employee compensation plans (see Note 14). As permitted by the standards, the Company continues to account for such arrangements under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations.

The Company's pro forma information, amortizing the fair value of the options over their vesting period and including the stock purchase plan rights, is as follows:

(in millions, except per share amounts)	2003	2002	2001
Reported net income	$1,408.7	$1,237.9	$871.9
SFAS 123 expense, net of tax	114.0	109.5	70.6
Pro forma net income	$1,294.7	$1,128.4	$801.3
Reported earnings per share—basic	$ 1.91	$ 1.63	$ 1.12
Reported earnings per share—diluted	1.88	1.61	1.10
Pro forma earnings per share—basic	$ 1.75	$ 1.49	$ 1.03
Pro forma earnings per share—diluted	1.73	1.46	1.01

Advertising Costs

Advertising costs, included in "selling, general and administrative" expenses in the Consolidated Statements of Income, are expensed as incurred or at the first time the advertising takes place. Advertising expense for 2003, 2002 and 2001 was $205.2 million, $199.8 million and $182.5 million, respectively.

Gains on Issuance of Stock by Subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there a question as to the subsidiary's ability to continue in existence, the Company records the increase in its Consolidated Statements of Income. Otherwise, the increase is reflected in "additional paid-in capital" in the Company's Consolidated Statements of Stockholders' Equity.

Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

Year Ended December 31, *(in millions)*	2003	2002	2001
Income taxes paid	$416.0	$ 98.0	$270.7
Interest paid	104.5	119.0	111.0

Significant non-cash transactions during 2003 include a $16.7 million convertible debenture that was converted into 0.91 million shares of common stock, as well as the exercise of a customer's 1996 warrant to purchase 4.0 million shares, which resulted in the Company issuing 0.6 million shares under a cashless exercise provision for the incremental fair value between the exercise price and the market price. In addition, the Company entered into $18.8 million in capital lease agreements to finance the purchase of equipment and software.

Significant non-cash transactions in 2002 included a $33.3 million note that was converted into 1.83 million shares. In addition, the Company entered into $33.2 million in capital lease agreements to finance the purchase of equipment and software.

There were no significant non-cash transactions in 2001.

NOTE 2: RESTRUCTURING, IMPAIRMENTS, LITIGATION AND REGULATORY SETTLEMENTS, INVESTMENT GAINS AND LOSSES *and* DIVESTITURES

The Company recorded restructuring charges, impairment charges, litigation and regulatory settlements, investment gains and losses and divestiture related gains and losses, net in the three years ended December 31, 2003. Restructuring and divestiture accruals are reviewed each period and balances in excess of anticipated requirements are reversed through the same Consolidated Statement of Income caption in which they were originally recorded. Such reversals resulted from the favorable resolution of contingencies and changes in facts and circumstances.

The Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), effective for exit or disposal activities after December 31, 2002. SFAS 146 nullifies Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred versus when the commitment is made.

2003 ACTIVITIES

During the year ended December 31, 2003, the Company incurred net pretax charges of $39.0 million related to restructuring charges, impairments, litigation and regulatory settlements and investment gains and losses, offset by prior period restructuring and divestiture accrual reversals. A summary of net pretax charges, incurred by segment, for the year ended December 31, 2003 is as follows:

	Pretax Benefit/(Charge)					
Year ended December 31, 2003	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
Restructuring charges	$ (3.5)	$ (6.7)	$ (16.2)	$ (3.1)	$ (0.9)	$ (30.4)
Restructuring accrual reversals	0.5	0.7	1.0	0.3	—	2.5
Impairments	—	—	(5.0)	—	(1.2)	(6.2)
Litigation and regulatory settlement	—	(5.0)	—	—	—	(5.0)
Net investment gains/(losses)	—	—	0.1	(5.1)	(1.7)	(6.7)
Divestiture accrual reversals	—	—	—	—	6.8	6.8
Total pretax charge, net of reversals	$ (3.0)	$ (11.0)	$ (20.1)	$ (7.9)	$ 3.0	$ (39.0)

Restructuring charges

The restructuring charges were comprised of severance totaling $30.1 million and $0.3 million related to lease termination losses. Severance charges resulted from the termination of approximately 740 employees across the organization, representing all levels of employees and less than 3% of the Company's workforce. The following describes the nature and timing of the restructuring plans by segment:

- Payment services charges related to severance costs associated with the rebalancing of resources from domestic operations to international operations. This rebalancing was necessary to support the Company's focus and success in international expansion of agents and increase its international transactions. The restructuring plan was completed in the third quarter of 2003.
- Merchant services severance charges resulted from the consolidation of certain domestic sales and support functions and the elimination of redundant positions in the merchant acquiring and check verification and guarantee business. Severance charges were also incurred to integrate international support functions between the merchant services and card issuing services segments. As part of the integration, lease termination losses were recognized due to the closure of a TeleCheck facility. These actions were done to support the Company's move towards obtaining operating efficiencies and consolidation of areas of expertise. These types of actions are expected to continue into 2004 as a result of the merger with Concord. The domestic and international restructuring plans were completed in the third quarter of 2003.
- Card issuing services severance charges resulted from the streamlining of the domestic operations and realignment of operating expenses to address declining segment revenues. Charges were also incurred related to the integration of international support functions with merchant services as noted above. As part of this effort, a lease termination loss was recognized in the combination of facilities into one location in Australia. The domestic restructuring plans were completed in the third quarter 2003, and the international plans were completed in fourth quarter 2003.
- Emerging payments severance charges resulted from the consolidation of Encorus operations, which resulted in the closure of the Leipzig, Germany facility. This consolidation was done in an effort to reduce fixed operating costs and to outsource software development activities. This portion of the restructuring plan was completed in the fourth quarter of 2003. Charges also were incurred related to the combination of the BillingZone and Taxware operations under the Velosant structure. This portion of the restructuring plan was completed in the third quarter of 2003. Additional restructuring activities have occurred in the first quarter of 2004 for these businesses.

- All other and corporate charges related to the consolidation of certain human resource and payroll functions to the Denver and Omaha locations. The restructuring plan was completed in the third quarter of 2003.

Reversal of restructuring accruals

The Company reversed $2.5 million of prior period restructuring accruals. The change in estimate was due to the favorable resolution of a customer contract related to the discontinuance of the Payment Card Solutions operations in second quarter 2001, favorable terminations of lease agreements related to the third quarter 2000 card issuing services restructuring and an adjustment of severance costs related to the first quarter 2002 emerging payments restructuring.

The following table summarizes the Company's utilization of restructuring accruals for the years ended December 31, 2002 and 2003 (in millions):

	Employee Severance	Facility Closure
Remaining accrual at January 1, 2002	$ 20.9	$6.7
Expense provision	8.5	0.5
Cash payments and other	(24.4)	(2.4)
Changes in estimates	(3.5)	(0.4)
Remaining accrual at December 31, 2002	$ 1.5	$4.4
Expense provision	30.1	0.3
Cash payments and other	(12.8)	(1.2)
Changes in estimates	(0.9)	(1.6)
Remaining accrual at December 31, 2003	$ 17.9	$1.9

Impairments

The Company recognized $6.2 million of asset impairment charges, the majority of which related to the lack of sufficient demand to support the Company's investment in its domestic micro-chip smart card product.

Litigation and regulatory settlements

A litigation charge of $5.0 million was recorded related to a lawsuit associated with the merchant services segment.

Investment gains and losses, net

The table below details the investment gains realized and losses incurred during the year ended December 31, 2003.

Gains/(losses): *(in millions)*	Year ended December 31, 2003
Write down of investments related to e-commerce businesses	$(6.0)
Gain (loss) on sale of investments and dividend income	(0.7)
Net investment losses	$(6.7)

Divestitures, net

The Company reversed $6.8 million of divestiture accruals related to the divestitures of certain companies acquired as part of the 1995 merger with First Financial Management Corporation ("FFMC"). The reversal related to the passage of time related to certain exposures. Additionally, the Company paid approximately $7.5 million in connection with the resolution of the issues involved in the investigation by the Office of Inspector General of the District of Columbia of alleged overpayments to Medicaid recipients by a former FFMC subsidiary. The payment was applied against the corresponding divestiture accrual.

2002 ACTIVITIES

During the year ended December 31, 2002, the Company incurred net pretax charges of $69.0 million related to restructuring charges, impairments, litigation and regulatory settlements and investment gains and losses, offset by prior period restructuring and divestiture accrual reversals. A summary of net pretax charges, incurred by segment, for the year ended December 31, 2002 is as follows:

	Pretax Benefit/(Charge)					
Year ended December 31, 2002 *(in millions)*	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
Restructuring charges	—	$ (6.0)	$ (0.3)	$ (2.4)	$ (0.3)	$ (9.0)
Restructuring accrual reversals	—	0.5	3.2	0.2	—	3.9
Impairments	—	—	(16.5)	(11.3)	—	(27.8)
Litigation and regulatory settlements	$ (41.0)	—	—	—	—	(41.0)
Net investment gains/(losses)	—	—	(2.5)	(6.4)	9.6	0.7
Divestiture accrual reversals, net	—	—	—	—	4.2	4.2
Total pretax benefit/(charge), net of reversals	$ (41.0)	$ (5.5)	$(16.1)	$(19.9)	$ 13.5	$ (69.0)

Restructuring charges

The restructuring charges were comprised of severance totaling $8.5 million and $0.5 million related to lease termination losses. Severance charges resulted from the termination of 281 employees, representing all levels of employees and less than 1% of the Company's workforce. The following describes the nature and timing of the restructuring plans by segment:

- Merchant services charges related to streamlining the span of management control and elimination of job redundancies across many departments at most employee levels within the merchant acquiring business. The restructuring plans were completed in the second quarter of 2002.
- Card issuing services restructuring charges related to severance associated with consolidating Tulsa data center operations and the elimination of duplicate positions. The restructuring plans were completed in the first quarter of 2002.
- Emerging payments charges related to a reduction in force and closure of a leased facility for the SurePay business to adjust its employee base to match the slower than expected participation in the business-to-business exchange marketplace. The restructuring plans were completed in the first quarter of 2002.
- All other and corporate charges related to the elimination of duplicative positions due to the integration of the Achex, Inc. acquisition. The restructuring plans were completed in the first quarter of 2002.

Reversal of restructuring accruals

The Company reversed prior period restructuring accruals resulting from changes in estimates totaling $3.9 million. The majority of these reversals related to the third quarter 2000 restructuring charge related to the United Kingdom-based operations of the card issuing services segment. The change in estimate resulted primarily from pension obligations associated with severed employees being less than anticipated.

Impairments

The following describes the asset impairment charges by segment:

- An $11.3 million charge for emerging payments related to capitalized software development costs. The impairment resulted from the second quarter 2002 decision to cease SurePay business-to-business platform development efforts. During 2003, the SurePay operations were ceased and its remaining assets were transferred to the merchant services segment.
- A $16.5 million charge for card issuing services segment related to capitalized contract costs associated with a customer that announced that it would no longer accept its private-label credit cards at its merchant businesses as a result of the customer's financial difficulties.

Litigation and regulatory settlements

The Company recorded $41.0 million in litigation and regulatory settlement charges in its payment services segment. Of these charges $30.0 million related to the anticipated settlements of various class action lawsuits pertaining to the Company's money transfer business, including plaintiffs' legal fees and other outside administrative costs. The additional $11.0 million related to an $8.0 million settlement with the New York State Banking Department and a $3.0 million settlement with the U.S. Department of Treasury over alleged infractions of certain regulations related to Western Union's money transfer business.

Investment gains and losses, net

The table below details the investment gains realized and losses incurred during the year ended December 31, 2002.

Gains/(Losses):	Year ended December 31, 2002
(in millions)	
Write down of investments related to e-commerce businesses	$(6.4)
Write down of an investment related to the card issuing services segment	(2.5)
Gain on sale of a portion of the Company's investment in CheckFree Corporation	9.6
Net investment gains	$ 0.7

Divestitures, net

The Company reversed $4.2 million net of divestiture accruals during the year ended December 31, 2002 related to Investor Services Group and TransPoint LLC ("TransPoint"), due to the passage of certain contractual indemnification provisions and the release of amounts previously held in escrow. Investor Services Group was divested in the fourth quarter of 1999 and TransPoint was merged with CheckFree in the fourth quarter of 2000.

2001 ACTIVITIES

During the year ended December 31, 2001, the Company incurred net pretax charges of $191.5 million related to restructuring charges, impairments, litigation and regulatory settlements and investment gains and losses, offset by prior period restructuring and divestiture accrual reversals. A summary of net pretax charges, incurred by segment, for the year ended December 31, 2001 is as follows:

	Pretax Benefit/(Charge)					
Year ended December 31, 2001	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
Restructuring charges	$ (8.8)	$(12.2)	$(2.8)	$ (1.8)	$ (1.9)	$ (27.5)
Restructuring accrual reversals	0.6	1.7	3.9	—	0.5	6.7
Impairments	(11.2)	(0.4)	(1.1)	—	(2.0)	(14.7)
Net investment gains/(losses)	—	(14.1)	(0.3)	(21.9)	(147.9)	(184.2)
Business divestitures losses	—	(11.4)	—	—	—	(11.4)
Divestiture accrual reversals	—	—	—	—	39.6	39.6
Total pretax benefit/(charge), net of reversals	$(19.4)	$(36.4)	$(0.3)	$(23.7)	$(111.7)	$(191.5)

Restructuring charges

The restructuring charges were comprised of severance totaling $24.7 million and $2.8 million related to lease termination losses and a customer contract. Severance charges resulted from the termination of 790 employees, representing all levels of employees and approximately 3% of the Company's workforce. The following describes the nature and timing of the restructuring plans by segment:

- Payment services restructuring charges related to the discontinuance of the Payment Card Solutions and SkyTeller operations, consolidation of international support functions and transition of a Mexico call center and operations support to a third-party provider. The payment services restructuring plans were completed in the second quarter of 2002.
- Merchant services charges related to closing facilities in Nashville, Tennessee; Louisville, Kentucky; Belmont, California; Reston, Virginia; and Lakewood, Ohio to eliminate job redundancies related to front-end system support, relationship management and quality assurance. The merchant services restructuring plan was completed in the third quarter of 2001. In addition, TeleCheck restructured under new management and eliminated management positions at several levels within the organization. The restructuring plans were completed in the second and fourth quarters of 2001. Finally, gaming call center services were transitioned to a single facility, which was completed in the fourth quarter of 2001.
- Card issuing services restructuring charges related to the closure of a facility and terminations associated with converting certain debit operations to the NYCE platform and other department reorganizations. The card issuing restructuring plans were completed in the first quarter of 2002.
- Emerging payments charges related to a reduction in force for the SurePay business to adjust its employee base to match the slower-than-expected participation in the business-to-business exchange marketplace.
- All other and corporate charges related to consolidating corporate functions to the Denver office and elimination of redundant functions. The all other and corporate restructuring plans were completed in the third quarter 2001.

Reversal of restructuring accruals

The Company reversed prior period restructuring reserves resulting from changes in estimates totaling $6.7 million. The majority of these reversals related to the third quarter 2000 restructuring charge related to the United Kingdom-based operations of the card issuing services segment and the 1998 merchant services Nashville data center closure. The change in estimate related to the United Kingdom charge was caused primarily by pension obligations associated with severed employees being less than anticipated.

Impairment Charges

The Company recorded asset impairment charges of $14.7 million. The following describes the nature of the impairment charges by segment:

- A payment services related charge of $11.2 million relating to goodwill and other assets associated with the discontinuance of the SkyTeller service offering.

- A merchant services related charge for $0.4 million related to fixed assets associated with the facility closures discussed in the restructurings above.
- A card issuing services related charge of $1.1 million related to a $0.8 million software impairment, as well as fixed assets associated with the card issuing facility closures discussed in the restructurings above.
- An all other and corporate impairment charge of $2.0 million related to internally developed software due to functionality acquired through the acquisition of Achex in the third quarter of 2001.

Investment Gains and Losses, net

The table below details the investment gains realized and losses incurred during the year ended December 31, 2001.

Gains/(Losses): *(in millions)*	Year ended December 31, 2001
Write down of investments related to e-commerce businesses	$ (32.2)
Write down of an investment in Excite@Home	(9.2)
Write-down of an investment in CheckFree in the all other and corporate segment	(142.8)
Net investment losses	$(184.2)

Divestitures, net

The Company sold a small technology solutions company and an in-store branch banking business in January and August 2001, respectively. There was no gain or loss realized on these sales in 2001.

The Company discontinued a collection business, which resulted in a pretax loss of $11.4 million in June 2001 relating to the closure. A summary of the charges is as follows:

Gains/(Losses): *(in millions)*	Year ended December 31, 2001
Employee severance	$ (4.1)
Facility exit costs	(2.6)
Asset impairment charge	(4.7)
Pre-tax loss	$(11.4)

The Company released prior period divestiture reserves of $39.6 million related primarily to Investor Services Group due to the passage of certain contractual indemnification provisions. Investor Services Group was divested in the fourth quarter of 1999.

NOTE 3: BUSINESS COMBINATIONS *and* ASSET ACQUISITIONS

Businesses and Assets Acquired *(in millions)*	Initial Consideration Month	Total[(a)]	Cash
2003:			
TeleCash Kommunikations-Service GmbH	March	$ 121.4	$121.4
Merchant portfolio acquisitions		4.9	4.9
Four other acquisitions		30.9	30.9
		$ 157.2	$157.2
2002:			
Paymap Inc.	April	$ 82.0	$ 82.0
International Check Services, Inc.	April	29.2	29.2
GovConnect, Inc.	April	47.5	47.5
E Commerce Group Products Inc.	June	71.2	71.2
PayPoint Electronic Payment Systems	August	250.9	250.9
Merchant alliance and portfolio acquisitions[(b)]		146.1	122.5
Six other acquisitions		46.3	44.7
		$ 673.2	$648.0
2001:			
Nihon joint venture	January	$ 15.2	$ 15.2
BidPay.com, Inc.	February	27.0	27.0
TASQ Technology Inc.	March	176.1	176.1
FEXCO	March	65.0	65.0
PaySys International, Inc.	April	135.7	135.7
Achex, Inc.	July	32.0	32.0
NYCE Corporation	August	353.1	353.1
TAXWARE International, Inc.	August	39.6	32.1
Encorus Technologies	November	21.3	21.3
Cardservice International, Inc.	December	282.5	123.8
Seven other acquisitions		15.8	15.8
		$1,163.3	$997.1

(a) *Other consideration, not separately listed in the table above, consists of subsidiary equity, promissory notes and other amounts payable of $0 million in 2003, $25.2 million in 2002 and $166.2 million in 2001.*

(b) *The Company contributed merchant contracts with a net book value of $72.8 million to the alliances as part of the consideration, which are not included in the above table.*

2003 ACQUISITIONS

On March 24, 2003, the Company acquired TeleCash Kommunikations-Service GmbH ("TeleCash") for approximately $104.3 million, net of cash acquired of $17.1 million. TeleCash is a Germany-based seller and servicer of POS terminals and an electronic payment network operator. This acquisition allows the Company to expand its commitment to meet the international payment processing needs of banks and merchants.

The preliminary purchase price allocation resulted in identifiable intangible assets of $30.8 million, which are being amortized over five to eight years, except for $6.0 million allocated to a tradename which is amortized over 25 years, and goodwill of $100.5 million.

Other acquisitions made during 2003 include:

- the purchase of the assets of Frank Solutions Inc., a provider of interactive voice response and web response systems and professional services for state and local governments, in the emerging payments segment;
- a 51% ownership interest in Eposs Limited ("Eposs"), a Cambridge, UK-based seller of cellular prepaid products in Europe and Asia, which is being accounted for as a consolidated subsidiary in the payment services segment;
- an interest in a joint venture related to the money transfer business in the payment services segment;
- the purchase of four merchant portfolios and a TeleCheck franchise in the merchant services segment.

The aggregate consideration paid, net of $26.3 million cash acquired, for acquisitions completed during the twelve months ended December 31, 2003 was $130.9 million. The aggregate preliminary purchase price allocation for these acquisitions resulted in $46.4 million in identifiable intangible assets, which are being amortized over three to ten years, except for a tradename of $6.0 million which is being amortized over 25 years, and goodwill of $126.4 million.

The pro forma impact of all 2003 acquisitions on net income was not material.

In April 2003, the Company signed a definitive agreement to merge with Concord in an all stock transaction. Concord is an electronic transaction processor that operates in two segments, network services and payment services which provide services similar to FDC's ATM and PIN-based businesses and the merchant acquiring business. Network services provides ATM processing, debit card processing, deposit risk management and STAR® network access principally for financial institutions. Payment services provides point of sale processing, settlement and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants and trucking companies.

In shareholder meetings held on October 28, 2003 the shareholders of FDC and the shareholders of Concord each approved the merger of the two companies. Prior to these meetings on October 23, 2003, the DOJ along with District of Columbia and eight states, filed a lawsuit against FDC and Concord in United States District Court for the District of Columbia, seeking a permanent injunction against the merger of the two companies. On December 15, 2003, FDC announced an agreement with the DOJ that will allow the Company to complete the pending merger with Concord. The agreement provides for FDC's divestiture of its 64% ownership of NYCE. Concurrent with reaching agreement with the DOJ, the Company and Concord amended the merger agreement, modifying the exchange ratio from 0.40 to 0.365 FDC common shares for every Concord common share. Because the Company and Concord renegotiated the terms of the merger since the date of the first special shareholders meeting, including the consideration to be received by the shareholders, Concord shareholders must vote on whether to approve the terms of the amended merger agreement. Concord has scheduled this special shareholders meeting to be held on February 26, 2004. If approved by Concord shareholders, the Company expects the merger will close shortly thereafter. FDC is not required to hold a similar shareholder meeting.

To complete the transaction pursuant to the exchange ratio, FDC will issue approximately 170 million shares of FDC common stock to Concord shareholders, and issue options to purchase approximately 21 million shares of FDC common stock. This consideration equates to an approximate purchase price, including acquisition related costs, of $7 billion. Upon completion of the merger, based on the number of FDC and Concord shares and options outstanding on January 16, 2004, FDC's stockholders immediately prior to the merger will own approximately 81% of FDC's outstanding shares on a fully diluted basis, and Concord's former shareholders will own approximately 19%. The exchange of shares in the merger is expected to qualify as a tax-free reorganization, allowing Concord shareholders to defer any gain on their shares for U.S. income tax purposes.

The Company's cash expenditures of $32.6 million for acquisition costs related to the Concord merger have been deferred. These costs are included in other investing activities in the Consolidated Statement of Cash Flows.

2002 ACQUISITIONS

In April 2002, the Company acquired Paymap Inc. ("Paymap") for an initial purchase price of approximately $82 million in cash. Additional consideration of $19.4 million was paid in 2003 based on certain operational targets being met and $5.0 million was accrued at December 31, 2003. Paymap is a financial services company that develops and markets innovative electronic payment services such as a mortgage payment accelerator. The purchase price allocation resulted in identifiable intangible assets of $19.7 million, which are being amortized over three to six years, and goodwill of $86.7 million.

Also in April 2002, TeleCheck, a wholly owned subsidiary of the Company, acquired substantially all of the assets of International Check Services, Inc. ("ICS"). ICS is a check acceptance company that provides both traditional and electronic check products. The purchase price allocation resulted in identifiable intangible assets of $8.5 million, which are being amortized over five to 10 years, and goodwill of $21.2 million.

Additionally in April 2002, govONE Solutions, LP ("govONE"), an operating company of eONE Global ("eONE"), acquired

GovConnect, Inc. ("GovConnect"), a provider of electronic service delivery, consulting and technology solutions to the government marketplace. The purchase price allocation resulted in identifiable intangible assets of $5.2 million, which are being amortized over five years, and goodwill of $35.3 million.

In June 2002, the Company acquired E Commerce Group Products Inc. ("E Commerce Group") for an initial purchase price of approximately $71 million in cash. Additional consideration of up to $50.0 million may be paid if certain operational targets are met. As of December 31, 2003, $19.2 million was paid out as certain targets were achieved. E Commerce Group provides e-commerce offerings, including technology that allows companies to receive electronic bill payments. The purchase price allocation resulted in identifiable intangible assets of $21.3 million, which are being amortized over one to five years, and goodwill of $66.6 million.

In August 2002, the Company acquired PayPoint Electronic Payment Systems ("PayPoint") for approximately $251 million in cash. PayPoint provides electronic commerce and payment services, processing credit and debit transactions, and is one of the largest point-of-sale transaction processors of personal identification number-based debit transactions. The purchase price allocation resulted in identifiable intangible assets of $54.9 million, which are being amortized over five to 10 years, except for trademarks which are amortized over 25 years, and goodwill of $192.8 million.

During 2002, the Company acquired interests in several merchant alliances and portfolios: SunTrust Merchant Services, LLC, a front-end authorization and capture business, Huntington Merchant Services, Wachovia Merchant Services, Wells Fargo Merchant Services, CU Electronic Transaction Services ("CUETS"), Halifax Bank of Scotland ("HBOS") and two other portfolios. The aggregate cash paid for the merchant alliance and portfolio acquisitions was approximately $123 million. The Company contributed merchant contracts to the alliances, with a net book value of $72.8 million, as part of the consideration. Descriptions of these acquisitions follow.

In March 2002, the Company and SunTrust Banks, Inc. ("SunTrust") formed a new alliance, SunTrust Merchant Services, LLC. The Company and SunTrust each contributed a merchant portfolio to the alliance. Following the contribution, the Company acquired a portion of SunTrust's equity interest in the alliance for cash. The payment to SunTrust has been treated as an acquired contract cost and is being amortized over a 10-year period. FDC has majority ownership of and management control over the alliance and is consolidating its financial results.

In July 2002, the Company paid cash to acquire substantially all of the bank's 50% ownership interest in Huntington Merchant Services ("Huntington"). As a result of the purchase, FDC entered into a new 10-year merchant referral agreement with Huntington Bancshares Incorporated. In August 2002, the Company paid cash to acquire the bank's 50% ownership interest in Wachovia Merchant Services ("Wachovia"). The payments to the alliance banks have been treated as acquired contract costs and are being amortized over a 10-year period.

In September 2002, the Company obtained an increased ownership interest in its alliance with Wells Fargo Bank ("Wells Fargo") by contributing merchants from its Unified Merchant Services portfolio. Additionally, the alliance was restructured to give the Company management control over the business. Revenues and expenses were retroactively restated to the beginning of 2002 to reflect the Huntington, Wachovia and Wells Fargo alliances, which were previously accounted for under the equity method of accounting, as consolidated subsidiaries for the year ended December 31, 2002. As a result of the transactions, the Company recorded acquired contracts of $54.7 million, which are being amortized over 10 years. In addition, approximately $68.9 million was reclassified from investment in affiliates to acquired contracts.

Other acquisitions made during 2002 include:

- a partnership with CUETS, a Canadian card processing company, in which FDC has a controlling interest in a merchant acquiring business that is consolidated and a 50% ownership interest in a merchant processing business which is accounted for under the equity method of accounting,
- the Company entered into a contractual alliance with HBOS under which the Company received a substantial majority of HBOS' merchant processing revenues. The purchase price allocation resulted in identifiable intangible assets of $39.4 million, which are being amortized over 10 to 20 years,
- BillingZone, LLC, a provider of outsourcing services for accounts payable and accounts receivable,
- OMNIPAY, a Dublin, Ireland-based international payment processor,
- Christopher C. Varvias & Associates S.A., an investment in a money transfer agent accounted for under the equity method of accounting,
- Active Resources, a provider of managed services and outsourcing based in the United Kingdom; and
- TaxSolver, a provider of tax data and tax form integration software.

The aggregate consideration paid in 2002, net of $23.1 million cash acquired, for acquisitions completed during the twelve months ended December 31, 2002 was $624.9 million. The aggregate purchase price allocation for these acquisitions resulted in $247.3 million in identifiable intangible assets, which are being amortized over three to 10 years, except for a tradename of $12.3 million which is being amortized over 25 years, and goodwill of $407.2 million.

The pro forma impact of all 2002 acquisitions on net income was not material.

2001 ACQUISITIONS

In January 2001, the Company entered into a joint venture and formed Nihon Card Processing Co. Ltd., providing third-party credit card processing services, by contributing cash of approximately $15 million. The Company accounted for this investment under the equity method of accounting through 2002. During 2003, the Company reduced its ownership interest in the joint venture and now accounts for it under the cost method.

In February 2001, the Company acquired Bidpay.com, Inc. ("Bidpay.com") for approximately $27 million in cash. Bidpay.com is a provider of Internet payment services to online auction markets. The purchase price allocation resulted in identifiable intangible assets of $1.6 million, which are being amortized over three years, and goodwill of $26.5 million.

In March 2001, the Company acquired a 90% ownership interest in TASQ Technology Inc. ("TASQ") for approximately $176 million in cash. TASQ sells and services point-of-sale terminals and related products. The purchase price allocation resulted in identifiable intangible assets of $39.1 million, which are being amortized over five to ten years, and goodwill of $156.5 million.

The Company acquired a 23% equity interest in its money transfer agent, FEXCO, one of Ireland's largest financial services companies, for approximately $65 million in cash. The acquisition is reflected as a $65.0 million investment in affiliates, accounted for under the equity method. The $54.9 million excess of purchase price over FDC's 23% interest in the tangible net assets of FEXCO was allocated to goodwill and software.

In April 2001, the Company acquired PaySys, for approximately $136 million in cash. At the time of acquisition, PaySys provided its VisionPLUS card processing software in more than 35 countries for bank, retail and private label cards. The purchase price allocation resulted in identifiable intangible assets of $41.5 million, which are being amortized over five years, and goodwill of $96.4 million.

In July 2001, the Company acquired Achex for approximately $32 million in cash. Achex was an Internet payment services provider and is being operated as a part of TeleCheck. The purchase price allocation resulted in identifiable intangible assets of $1.3 million, which are being amortized over three years, and goodwill of $27.4 million.

In August 2001, the Company acquired an ownership interest of approximately 64% in NYCE, for approximately $353 million in cash. The purchase price allocation resulted in identifiable intangible assets of $115.4 million, which are being amortized over three to 10 years and goodwill of $309.9 million. In conjunction with the DOJ approval of the Concord acquisition the Company agreed to divest of NYCE (see Note 18).

Also in August 2001, eONE acquired Taxware International, Inc. ("Taxware"), for approximately $32 million in cash and an equity interest of approximately 3% in govONE. Taxware is a provider of worldwide commercial tax compliance systems. The purchase price allocation resulted in identifiable intangible assets of $10.6 million, which are being amortized over four to five years, and goodwill of $37.5 million.

In November 2001, eONE acquired the mobile business division of Brokat Technologies, Encorus Technologies ("Encorus"). Encorus provides mobile payment software and services for the wireless payments market. The purchase price allocation resulted in identifiable intangible assets of $7.0 million, which are being amortized over five years, and goodwill of $23.4 million.

In December 2001, FDC acquired the remaining 50% ownership interest in CSI, for approximately $283 million, $123.8 million in cash, $123.8 million in a promissory note that was paid in 2002 and $35.0 million in deferred purchase price. CSI markets electronic credit and debit card processing services to retail merchants. Revenue and expenses were restated to the beginning of 2001 to reflect CSI, which was previously accounted for under the equity method of accounting, as a consolidated subsidiary for the full year. The purchase price allocation resulted in identifiable intangible assets of $69.2 million, which are being amortized over three to 10 years, and goodwill of $223.8 million.

Other acquisitions made during 2001 include:

- the acquisition of four merchant portfolios,
- the purchase of a gift card services company, and
- an online payments provider and a transaction processing business for local, state and federal governmental entities.

The pro forma impact of all 2001 acquisitions on net income was not material.

All of the above business combinations and asset acquisitions were initially accounted for as either purchases or investments in affiliates accounted for using the equity method of accounting.

The following table outlines the net assets acquired to the net cash paid for acquisitions (at date of acquisition):

Year Ended December 31,	2003	2002	2001
(in millions)			
Fair value of net assets acquired	$ 157.2	$ 673.2	$ 1,163.3
Less non-cash consideration	—	(25.2)	(166.2)
Less cash acquired	(26.3)	(23.1)	(15.9)
Net cash paid for acquisitions	$ 130.9	$ 624.9	$ 981.2

The following table presents changes to goodwill for the years ended December 31, 2003 and 2002.

	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
December 31, 2001 balance	$1,150.7	$1,522.5	$400.9	$ 66.6	$0.2	$3,140.9
Acquisitions	122.0	211.8	8.3	33.5	—	375.6
Purchase price and allocation adjustments related to prior year acquisitions	1.0	19.7	4.2	(2.2)	—	22.7
Other adjustments	(1.0)	—	11.1	(0.2)	—	9.9
December 31, 2002 balance	1,272.7	1,754.0	424.5	97.7	0.2	3,549.1
Acquisitions	16.3	106.3	—	3.8	—	126.4
Purchase price and allocation adjustments related to prior year acquisitions	31.3	4.3	(10.9)	5.2	—	29.9
Other adjustments	0.6	10.2	10.6	4.2	—	25.6
December 31, 2003 balance	$1,320.9	$1,874.8	$424.2	$110.9	$0.2	$3,731.0

FDC recorded exit liabilities of $1.2 million and $3.7 million in 2003 and 2002, respectively, and no exit liabilities were recorded in 2001. At December 31, 2003 and 2002, FDC had total remaining acquisition reserves of $5.0 million and $7.1 million, respectively. Some of the purchase price allocations are preliminary. The Company does not expect any significant adjustments to the preliminary purchase price allocations.

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels or if certain other conditions are met, as well as other payments or receipts of cash related to certain events that transpired subsequent to the acquisition of certain companies. Targeted levels are generally set substantially above the historical experience of the acquired entity at the time of acquisition. Such additional consideration is paid in cash or with shares of the Company's common stock or subsidiary equity, and is recorded when earned as additional purchase price. Additional consideration was paid totaling $44.6 million in 2003, $42.4 million in 2002, and $85.8 million in 2001 which included $52.9 million in the form of FDC common stock. The maximum amount of remaining contingent consideration consists of 3 million shares of a subsidiary's common equity (current value of $8.6 million) and potential cash payments of $37.8 million, of which $5.0 million was earned in 2003 and accrued at December 31, 2003.

NOTE 4: INVESTMENTS *in* AFFILIATES

Operating results include the Company's proportionate share of income from affiliates, which consist of unconsolidated investments and joint ventures accounted for under the equity method of accounting. The most significant of these affiliates are related to the Company's merchant bank alliance program.

A merchant bank alliance, as it pertains to investments accounted for under the equity method, is a joint venture between FDC and a financial institution that combines the processing capabilities and management expertise of the Company with the visibility and distribution channel of the bank. The joint ventures acquire credit and debit card transactions from merchants. The Company provides processing and other services to the joint ventures and charges fees to the joint venture primarily based on contractual pricing. These fees have been separately identified on the face of the Consolidated Statements of Income.

At December 31, 2003, there were 12 affiliates accounted for under the equity method of accounting, comprised of six merchant alliances and six strategic investments in companies in related markets, including Western Union agents. During the second quarter 2003, the Company sold a portion of its interest in the Nihon Card Processing Co. Ltd. joint venture, decreasing the Company's ownership from 35% to 9.5%. As a result, the joint venture is no longer accounted for under the equity method.

The 2002 amounts reflect the retroactive consolidations back to January 1, 2002, of the Huntington Merchant Services, Wachovia Merchant Services and Wells Fargo Merchant Services alliances based on the Company gaining a controlling interest in each of these alliances in the third quarter of 2002. The presentation below, therefore, excludes results and balances for these three entities for 2002. In the fourth quarter of 2002, the Company increased its investment in the Bank One merchant alliance by $42.1 million as the Company funded its proportionate share of the purchase of the Canadian merchant business of the Bank of Nova Scotia ("ScotiaBank") by Paymentech, which is jointly owned by FDC and Bank One. The additional investment is included in "payments related to other businesses previously acquired" in the Consolidated Statements of Cash Flows. The 2001 amounts include the results of the three alliances consolidated in 2002 but exclude the results of CSI. The Company increased its ownership interest in CSI to 100% in the fourth quarter of 2001 and retroactively consolidated CSI back to January 1, 2001.

A summary of financial information for the merchant alliances and other affiliates accounted for under the equity method of accounting is as follows:

December 31, *(in millions)*	2003	2002
Total assets	$3,602.1	$3,406.2
Total liabilities	2,462.9	2,326.2

Year Ended December 31, *(in millions)*	2003	2002	2001
Net operating revenues	$1,387.0	$1,254.9	$1,480.7
Operating expenses	965.9	873.4	948.3
Operating income	421.1	381.5	532.4
Net income	339.3	311.3	463.5
FDC share of net income	166.6	143.4	225.8
Amortization expense	27.9	24.8	41.9
FDC equity earnings	$ 138.7	$ 118.6	$ 183.9

The primary components of assets and liabilities are settlement-related accounts as described in Note 5.

The formation of a merchant alliance generally involves each of the Company and a financial institution contributing merchant contracts to the alliance and a cash payment from one owner to the other to achieve the desired ownership percentage for each. The asset amounts reflected above are owned by the alliances and other equity method investees and do not include any of such payments made by the Company. The amount by which the total of the Company's investments in its joint ventures exceeded its proportionate share of the joint ventures' net assets totaled $530.6 million and $544.6 million at December 31, 2003 and 2002, respectively. Prior to 2002, the entire excess was being amortized, however, in connection with the January 1, 2002 adoption of SFAS 142, the Company ceased amortizing the $369.2 million portion of the excess deemed to be goodwill.

NOTE 5: SETTLEMENT ASSETS *and* OBLIGATIONS

Settlement assets and obligations result from FDC's processing services and associated settlement activities, including settlement of payment transactions. Settlement assets are generated principally from payment instrument sales (primarily official checks and money orders) and merchant services transactions. FDC records corresponding settlement obligations for amounts payable to merchants and for payment instruments not yet presented for settlement. The difference in the aggregate amount of such assets and liabilities is primarily due to unrealized net investment gains and losses, which are reported as OCI in stockholders' equity. The principal components of FDC's settlement assets and obligations are as follows:

December 31, *(in millions)*	2003	2002
SETTLEMENT ASSETS:		
Cash and cash equivalents	$ 4,095.5	$ 5,536.8
Investment securities	10,212.3	10,141.2
Due from card associations	438.2	513.4
Due from selling agents	373.3	497.1
	$15,119.3	$16,688.5
SETTLEMENT OBLIGATIONS:		
Payment instruments outstanding	$11,670.6	$13,090.6
Card settlements due to merchants	974.7	1,077.2
Due to selling agents	2,187.9	2,126.5
	$14,833.2	$16,294.3

Cash equivalents consist of short-term time deposits, commercial paper and other highly liquid investments. See Note 6 for information concerning the Company's investment securities. Due from selling agents includes transactions with certain non-consolidated affiliates of $33.3 million and $31.3 million at December 31, 2003 and 2002, respectively.

FDC generates revenues from its investment of certain settlement assets, a substantial majority of which are cash equivalents and investment securities within the Company's payment services business. At December 31, 2003, 99% of the payment services portfolio was invested in AA or above-rated securities. Payment services investment portfolio balances averaged $13.5 billion in 2003, $12.0 billion in 2002, and $10.0 billion in 2001. Investment revenues (before commissions to certain selling agents) from payment services portfolios totaled $553.3 million in 2003, $482.0 million in 2002, and $466.3 million in 2001 ($782.4 million, $698.6 million, and $637.3 million, respectively, on a pretax equivalent basis).

NOTE 6: INVESTMENT SECURITIES

Investment securities are a principal component of the Company's settlement assets, and represent the investment of funds received by FDC from the sale of payment instruments (principally official checks and money orders) by authorized agents. The Company also maintains various other investments, primarily equity securities, which are classified as available-for-sale and carried at fair market value of $119.1 million at December 31, 2003 and $113.1 million at December 31, 2002. In addition, the Company has investments in equity securities and other investments that are not publicly traded which are carried at cost of $51.3 million and $52.8 million at December 31, 2003 and 2002, respectively. See Note 2 for additional discussion pertaining to the write-down of investments.

Within settlement assets, virtually all of FDC's investment securities are debt securities, most of which have maturities greater than one year. At December 31, 2003, 63% of these debt securities mature within five years and 100% within 10 years. Realized pretax gains from the sale of these investment securities were $138.2 million for 2003, $65.4 million for 2002, and $34.4 million for 2001. The net of tax amount of the realized gains that the Company reclassified out of "other comprehensive income" into investment income for the years ended December 31, 2003, 2002 and 2001 were $89.8 million, $42.5 million and $22.4 million, respectively. The Company uses specific identification to determine the cost of a security sold and the amount of gains and losses reclassified out of OCI. The Company received proceeds from these sales of $3,977.3 million, $1,961.3 million, and $1,324.3 million in 2003, 2002 and 2001, respectively.

The principal components of investment securities, which are carried at fair value, are as follows:

(in millions)	Fair Value	Cost[a]	Net Unrealized Gain (Loss)
December 31, 2003			
State and municipal obligations*	$10,030.1	$ 9,742.0	$288.1
Adjustable rate mortgage-backed securities	61.2	61.1	0.1
Other securities:			
Investment partnerships[b]	82.4	82.4	—
Cost-based investments	51.3	51.3	—
CheckFree common stock	108.3	114.1	(5.8)
Preferred stock	49.4	55.4	(6.0)
Total other	291.4	303.2	(11.8)
Totals	$10,382.7	$10,106.3	$276.4
December 31, 2002			
State and municipal obligations *	$ 9,925.8	$ 9,530.6	$395.2
Corporate bonds	4.9	5.0	(0.1)
Adjustable rate mortgage-backed securities	85.5	85.3	0.2
Other securities:			
Investment partnerships[b]	78.4	78.4	—
Cost-based investments	52.8	52.8	—
CheckFree common stock	62.6	114.1	(51.5)
Preferred stock	97.1	108.9	(11.8)
Total other	290.9	354.2	(63.3)
Totals	$10,307.1	$ 9,975.1	$332.0

* *Included in the net unrealized gain are losses of $8.7 million and $0.6 million for 2003 and 2002 due to declines in interest rates.*

(a) *Represents amortized cost for debt securities.*

(b) *Investments in investment partnerships are accounted for under the equity method of accounting.*

During 2000 FDC completed the merger of its joint venture, TransPoint with CheckFree. The merger resulted in FDC receiving consideration of 6.6 million shares of CheckFree stock and recognizing a pre-tax gain of $186.0 million. In September 2001, the Company recorded a $142.8 million impairment charge for the Company's investment in CheckFree due to a decline in market value that was considered other than temporary. During 2002, the Company recorded a $9.6 million gain on the sale of a portion of the Company's investment in CheckFree. Included in the other net unrealized loss at December 31, 2003 and 2002 is $5.8 million and $51.5 million, respectively, related to CheckFree. Offsetting these unrealized losses are the unrealized gains on the costless collars the Company utilizes to hedge the exposure (see Note 7). The unrealized losses noted above for preferred stock are considered temporary in nature as the Company intends to hold one of the investments to redemption and other losses are due to declines in interest rates.

NOTE 7: NONDERIVATIVE *and* DERIVATIVE FINANCIAL INSTRUMENTS

NONDERIVATIVE FINANCIAL INSTRUMENTS

Concentration of credit risk

FDC maintains cash and cash equivalents, investment securities and certain hedging arrangements (for specified purposes) with various financial institutions. The Company limits its concentration of these financial instruments with any one institution, and periodically reviews the credit standings of these institutions. FDC has a large and diverse customer base across various industries, thereby minimizing the credit risk of any one customer to FDC's accounts receivable amounts. In addition, each of the Company's business units perform ongoing credit evaluations of their customers' financial condition.

Management of nonderivative financial instrument risks

FDC does not hold or issue financial instruments for trading purposes. FDC encounters credit and market risks related to the Company's financial instruments, principally its investment securities. The Company attempts to mitigate credit risk by making high-quality investments. Substantially all of its long-term debt investment securities have credit ratings of "AA" or better from a major rating agency. FDC maintains a large portion of its settlement assets in cash and cash equivalents, thereby mitigating market risks (such as a reduction in the fair value of long-term investment securities due to rising interest rates) that could impact the Company's funding of its settlement obligations.

Hedge of a net investment in a foreign operation

The Company has a net investment in a Japanese entity of approximately $3.5 million and $14.3 million at December 31, 2003 and 2002, respectively. In order to eliminate the impact of foreign currency movements on the Company's financial position, the Company hedged its Japanese yen ("yen") exposure with a nonderivative debt instrument denominated in yen having a notional value of approximately $4.0 million and $13.8 million at December 31, 2003 and 2002, respectively.

The Company designated the nonderivative debt instrument as a hedge of the net investment in the Japanese entity. The hedge ineffectiveness for 2003 was immaterial and there was no hedge ineffectiveness in 2002. The amount the Company realized in OCI for the years ended December 31, 2003 and 2002 offsetting the foreign currency translation loss on the investment was immaterial.

Fair value of financial instruments

Carrying amounts for certain of FDC's financial instruments (cash and cash equivalents and short-term borrowings) approximate fair value due to their short maturities. These instruments are not in the following table, which provides the estimated fair values of other nonderivative financial instruments and derivative financial instruments.

December 31, *(in millions)*	2003 Carrying Value	2003 Fair Value	2002 Carrying Value	2002 Fair Value
NONDERIVATIVE FINANCIAL INSTRUMENTS:				
Long-term investment securities	$10,382.7	$10,382.7	$10,307.1	$10,307.1
Long-term debt	2,915.9	3,045.7	2,561.8	2,794.4
DERIVATIVE FINANCIAL INSTRUMENTS:				
Interest rate swaps related to commissions payable, net	$ (313.5)	$ (313.5)	$ (466.6)	$ (466.6)
Interest rate and foreign currency swaps related to fixed rate debt	48.1	48.1	37.9	37.9
Costless collars used to hedge investment in certain equity securities	16.7	16.7	53.6	53.6
Foreign currency option and forward contracts	(24.5)	(24.5)	(16.4)	(16.4)

The estimated fair value of nonderivative financial instruments is based primarily on market quotations whereas the estimated fair value of derivative financial instruments is based on market and dealer quotations. Accordingly, these estimated values may not be representative of actual values that could have been realized as of the year-end dates or that will be realized in the future.

DERIVATIVE FINANCIAL INSTRUMENTS

Accounting for derivative instruments and hedging activities

The Company utilizes certain derivative financial instruments to enhance its ability to manage risks that exist as part of ongoing business operations. The Company recognizes all derivatives in the Consolidated Balance Sheets at their fair value. The estimated fair value of the derivatives is based on market and dealer quotations. The Company presently uses derivatives to mitigate cash flow risks with respect to forecasted transactions, changes in interest rates and changes in equity prices and fair value risk related to changes in interest rates. On the date the derivative contract is entered into, the Company designates the derivative as either a cash flow hedge or a fair value hedge depending on the asset, liability or forecasted transaction being hedged. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in OCI and reclassified into earnings in the same period or periods the hedged transaction affects earnings. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge are generally recorded immediately in earnings along with the corresponding change in fair value of the hedged item.

At December 31, 2003 and 2002, the Company had foreign currency forward contracts relating to settlement activities for its money transfer business. These derivative instruments are short-term, generally less than two weeks, and mitigate the Company's foreign currency risk relating to the receipt and payment of money transfers. The Company does not designate these forward contracts as foreign currency hedges. Accordingly, any changes in fair value are recognized immediately in the Consolidated Statements of Income. Other than these contracts, the Company does not have any derivative instruments that were not designated and effective as a hedge at December 31, 2003 or 2002.

The Company formally documents all relationships between hedging instruments and the underlying hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions or fair value hedges to the related underlying. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedged items. The Company also performs an assessment of the probability of the forecasted transaction on an ongoing basis. If it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge or if the forecasted transaction is no longer probable, the Company will discontinue hedge accounting prospectively for such derivative.

Risk management objectives and strategies

The Company is exposed to various financial and market risks, including those related to changes in interest rates, foreign currency rates and equity prices that exist as part of its ongoing business operations. The Company utilizes certain derivative financial instruments to enhance its ability to manage these risks. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes.

The Company's policy is to minimize its cash flow and fair value exposure to adverse changes in interest rates and its cash flow exposure to foreign currency exchange rates and equity prices. The Company's objective is to engage in risk management strategies that provide adequate downside protection.

CREDIT RISK

FDC does not believe that its derivative financial instruments expose it to more than a nominal amount of credit risk, as the counterparties are established, well-capitalized financial institutions with a major rating agency credit rating of "A" or better. The credit risk inherent in these agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company monitors the credit risk of these counterparties and the concentration of its contracts with individual counterparties. FDC anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. FDC's exposures are in liquid currencies (primarily in U.S. dollars, euros, British pounds and Canadian and Australian dollars) and active equity markets, so there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

CASH FLOW HEDGES

Interest rate derivatives

A portion of the Company's payment services business involves the payment of commissions to selling agents that are computed based on short-term, one and three-month, interest rates. The portion of commissions to selling agents that are hedged are primarily based on three month interest rates. These agreements expose the Company to variability in commission payments due to changes in interest rates. The Company has interest rate swap agreements, which serve to effectively convert the variable rate commissions paid to agents to fixed rate amounts while the Company receives payments principally based on three-month variable rates. The aggregate notional amount of these interest rate swap agreements were $5.9 billion and $6.0 billion at December 31, 2003 and 2002, respectively. The notional amount represents the commissionable balance, on which agent commissions are paid, hedged by these interest rate swaps.

The critical terms of the interest rate swap and the hedged commission payment obligation are the same. Accordingly, no ineffectiveness arises relating to these cash flow hedges. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with floating rate commission payment obligations are reported in OCI. These amounts subsequently are reclassified into revenue in the same period in which the commissions are paid. As of December 31, 2003, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with interest rate risk is nine years. More than 97% of these interest rate swaps expire in seven years or less. During the year ending December 31, 2004, approximately $181 million of losses in OCI related to the interest rate swaps are expected to be reclassified into revenue. However, the loss recognized on the interest rate swaps is expected to be offset by lower commission expense charged against revenues.

Foreign currency derivatives

The Company's cash flows are exposed to foreign currency risk from transactions denominated in foreign currencies, primarily the euro, British pound ("pounds"), Canadian and Australian dollar. The Company utilizes foreign currency forward exchange contracts and currency swaps, which qualify as cash flow hedges to mitigate some of this risk. These are intended to offset the effect of exchange rate fluctuations on forecasted sales for the next seven years and debt that matures on March 11, 2004. Gains and losses on the derivatives are intended to offset losses and gains on the hedged transactions in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates.

The aggregate notional amount of the euro foreign currency forward sale contracts was 171 million euros and 138.2 million euros at December 31, 2003 and 2002, respectively. The aggregate notional amount of the pound foreign currency forward sale contracts was 22 million pounds at December 31, 2003. The Company did not have any foreign currency forward sale contracts denominated in pounds at December 31, 2002. The aggregate notional amount of the Canadian dollar foreign currency forward sale contracts was 41.5 million Canadian dollars at December 31, 2003. The Company did not have any foreign currency forward sale contracts denominated in Canadian dollars at December 31, 2002. The aggregate notional amount of the euro foreign currency swaps was 10.0 million euros at December 31, 2002. The aggregate notional amount of the Australian dollar foreign currency swaps was 158.4 million Australian dollars at December 31, 2003 and 2002. The notional amount represents the portion of forecasted foreign currency denominated revenues or long-term debt hedged by forward and swap contracts.

Since the critical terms of the forward and swap contracts and the hedged transactions are the same, the amount of ineffectiveness relating to these cash flow hedges is immaterial. Changes in the fair value of the forward contracts designated as hedging instruments of the variability of cash flows associated with foreign currency risk are reported in OCI. These amounts subsequently are reclassified into revenue or expense in the same period in which the foreign currency transaction occurs. As of December 31, 2003, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency risk is seven years for revenues, although over 94% of the aggregate notional amount expires within one year, and 3 months with respect to the long-term debt. During the year ending December 31, 2004, approximately $22.2 million of losses in OCI related to the options and forward contracts are expected to be reclassified into revenue.

Other cash flow hedges

The Company holds investments in equity securities of a certain publicly traded company and has hedged the anticipated future cash flows related to certain of these investments through the use of costless collars (the sale of a call option on the investment shares, combined with the purchase of a put option on the same amount of shares). The fair value of the underlying shares subject to the collars was $108.3 million and $62.6 million as compared with the aggregate put value of $115.9 million at December 31, 2003 and 2002, respectively. Based upon the Company's intent to sell the underlying shares upon the maturities of the collars, the collars qualify, and have been designated, as cash flow hedges. Since the critical terms of the costless collars match the critical terms of the investment, any mark-to-market changes in the underlying shares are recorded as an adjustment to OCI and will subsequently be reclassified into earnings in the periods the costless collars settle.

As of December 31, 2003, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with certain equity securities is four years. The costless collars begin to expire at various dates beginning in 2004. In 2001, the investment in CheckFree was written down to the put value of the collars. As they begin to settle in 2004 it is not anticipated that any amounts will be reclassified into income or expense upon expiration of the costless collars during the year ended December 31, 2004.

FAIR VALUE HEDGES

Interest rate swaps

During 2001 and 2003, the Company entered into certain interest rate swap agreements to hedge the exposure of changes in fair value resulting from certain fixed rate debt. Under these agreements, the Company swapped certain fixed rate debt to floating rate debt. Changes in the fair value of the interest rate swap will offset changes in the fair value of the debt. Accordingly, there is no ineffectiveness related to these interest rate swaps.

The aggregate notional amount of these interest rate swaps was $1.5 billion and $1.2 billion at December 31, 2003 and 2002, respectively. The notional amount represents the amount of long-term debt subject to the interest rate swaps.

Accumulated derivative gains or losses

The following table summarizes activity in other comprehensive income for the years ended December 31, 2003 and 2002, related to derivative instruments classified as cash flow hedges held by the Company:

(in millions)	2003	2002
Accumulated loss included in other comprehensive income at January 1	$(281.6)	$ (69.1)
Less: Reclassifications into earnings from other comprehensive income	163.6	119.6
	(118.0)	50.5
Changes in fair value of derivatives—loss	(91.3)	(332.1)
Accumulated loss included in other comprehensive income at December 31	$(209.3)	$(281.6)

NOTE 8: INCOME TAXES

Year Ended December 31,	2003	2002	2001
(in millions)			
COMPONENTS OF PRETAX INCOME BEFORE DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE:			
Domestic	$1,737.9	$1,594.2	$1,174.4
Foreign	120.0	60.3	30.0
	$1,857.9	$1,654.5	$1,204.4
PROVISION FOR INCOME TAXES:			
Federal	$ 386.5	$ 372.0	$ 277.8
State and local	54.2	51.0	49.1
Foreign	23.2	(0.7)	6.1
	$ 463.9	$ 422.3	$ 333.0

The Company's effective tax rates from continuing operations differ from statutory rates as follows:

Year Ended December 31,	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.9	2.0	2.5
Foreign rate differential	(0.7)	0.1	0.1
Nondeductible amortization of intangible assets	—	—	2.4
Interest earned on municipal investments	(7.5)	(8.2)	(9.1)
Tax credits	(0.6)	(0.7)	(0.8)
Dividend exclusion	(0.5)	(0.6)	(0.8)
Prior year statute expiration	(2.2)	(1.0)	(1.2)
Other	(0.4)	(1.1)	(0.5)
Effective tax rate	25.0%	25.5%	27.6%

FDC's income tax provisions consist of the following components:

Year Ended December 31,	2003	2002	2001
(in millions)			
Current	$346.3	$367.5	$307.1
Deferred	117.6	54.8	25.9
	$463.9	$422.3	$333.0

Income tax payments of $416.0 million in 2003 are more than current expense primarily due to tax payments related to the prior year tax liability. Income tax payments of $98.0 million in 2002 are less than current expense primarily due to increased tax benefits associated with the exercise of stock options recorded directly to equity and an overpayment of 2001 tax applied to the 2002 tax liability. Income tax payments of $270.7 million in 2001 are less than current expense primarily due to tax benefits recorded directly to equity for 2001.

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax basis of the Company's assets and liabilities. Net deferred tax liabilities are included in accounts payable and other liabilities in the Consolidated Balance Sheets. The following table outlines the principal components of deferred tax items:

December 31,	2003	2002
(in millions)		
DEFERRED TAX ASSETS RELATED TO:		
Accrued expenses	$ 100.5	$ 137.8
Pension obligations	65.0	64.7
Employee related liabilities	34.5	37.7
Deferred revenues	9.8	8.9
Unrealized hedging and investments, net	16.1	35.6
Foreign exchange gain/loss	(33.0)	14.3
	192.9	299.0
DEFERRED TAX LIABILITIES RELATED TO:		
Property, equipment and intangibles	(441.5)	(411.6)
Sale/exchange of equity interest in affiliates	(103.7)	(50.9)
Other	(58.9)	(51.1)
	(604.1)	(513.6)
Net deferred tax liabilities	$(411.2)	$(214.6)

At December 31, 2003, no provision had been made for U.S. federal and state income taxes on approximately $96.1 million of foreign earnings, which are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.

NOTE 9: BORROWINGS

December 31, (in millions)	2003	2002
SHORT-TERM BORROWINGS:		
Commercial paper	—	$ 349.9
6 5/8% Notes due 2003	—	200.0
Capital lease obligations	$ 21.9	21.5
Floating rate note	100.0	—
2% Senior convertible notes due 2008	537.2	—
Other short-term borrowings	—	1.3
LONG-TERM DEBT:		
Medium-term notes	348.3	347.9
6 3/4% Notes due 2005	199.7	199.5
5 5/8% Notes due 2011	645.3	644.7
4 7/10% Notes due 2006	647.9	647.1
4 7/8% Convertible notes due 2005	—	16.7
2% Senior convertible notes due 2008	—	536.0
3 3/8% Notes due 2008	498.5	—
4 7/10% Notes due 2013	498.2	—
Floating rate note	—	100.0
Capital lease obligations	24.2	16.4
Other long-term debt	5.7	15.6
Adjustments to carrying value for mark-to-market of interest rate and foreign currency swaps	48.1	37.9
	$3,575.0	$3,134.5

The Company's commercial paper borrowings during the years ended December 31, 2003 and 2002 had weighted-average interest rates of 1.2% and 1.7%, respectively.

The Company has a $1.5 billion commercial paper program that is supported by a $1.1 billion revolving credit facility (the "facility"), which expires on November 3, 2005. As of December 31, 2003, the Company did not have any commercial paper borrowings outstanding under the program. Interest rates for borrowings under the facility are based on market rates. The facility contains customary covenants, which are not expected to significantly affect FDC's operations. At December 31, 2003, the Company was in compliance with all of these covenants.

During the second quarter of 2003, the Company filed a $1.8 billion shelf registration providing for the issuance of debt and equity securities. During the first quarter of 2001, the Company filed a $1.5 billion shelf registration facility providing for the issuance of debt and equity securities, of which the remaining $200 million was utilized during 2003. On July 30, 2003, the Company issued $500 million of 3 3/8% senior notes due August 1, 2008 and $500 million of 4 7/10% senior notes due August 1, 2013 under these shelf registrations. The Company received net proceeds of $992.6 million from these issuances, which were used to repay a portion of outstanding commercial paper, repurchase the Company's common stock and for general corporate purposes. In conjunction with the debt offering, the Company entered into five and ten year interest rate swaps with notional amounts of $250 million each to receive interest at the coupon rate of the debt and to pay interest at a variable rate equal to LIBOR plus 0.03% and 0.20%, respectively. The Company expects the change in the fair value of the interest rate swaps to offset changes in the fair value of the fixed rate debt due to market interest rate changes. At December 31, 2003, the interest rate swaps effectively decreased the fair value of the 3 3/8% term notes and the 4 7/10% term notes by $1.4 million and $1.9 million, respectively. The weighted average interest rate on the five and 10-year notes on December 31, 2003 was 2.4% and 3.1%, respectively. After the July 2003 issuance, $1 billion remained available under the 2003 shelf registration.

During 2003, the Company entered into capital lease agreements to finance the purchase of equipment and software. The terms of the capital leases range from one to three years and resulted in the Company recording an additional $7.5 million in short-term and $11.3 million in long-term borrowings at December 31, 2003.

In November 1999, the Company established a $300 million extendable commercial notes ("ECN") program. As of December 31, 2003 and 2002, there were no outstanding notes under the ECN program.

In addition, FDC has bank credit lines of $250 million. The interest rates for borrowings under the credit lines are based on market rates. As of December 31, 2003, there were no borrowings outstanding under these credit lines.

In November 2001, the Company issued $650 million of 4 7/10% senior notes due 2006 and $650 million of 5 5/8% senior notes due 2011 and received net proceeds of $646 million and $644 million, respectively. The proceeds from these offerings were used to repay outstanding commercial paper, fund acquisitions and repurchase common stock. Interest on the notes, which are public debt offerings, is payable semi-annually in arrears. The notes do not have sinking fund obligations. In conjunction with the November 2001 debt offerings, the Company entered into several five-year interest rate swaps to receive interest at a fixed rate of 4 7/10% and to pay interest at a variable rate equal to LIBOR plus 0.1738%. At December 31, 2003, the interest rate swap effectively increased the fair value of the 4 7/10% term notes by $22.4 million. At December 31, 2002, the interest rate swap effectively increased the fair value of the 4 7/10% term notes by $30.1 million.

In the first quarter of 2001, the Company issued $542 million of 2% Senior Convertible Contingent Debt Securities due 2008, and received net proceeds of approximately $535 million. The securities are contingently convertible into approximately 13.2 million shares, at $40.95 a share, once certain conditions are satisfied based upon the trading price of the Company's common stock at a premium and/or the CODES. Interest is payable semi-annually in arrears. The securities do not have sinking fund obligations. The CODES are redeemable at the option of the Company commencing March 1, 2004 and at the option of holders of the CODES on March 1, 2004 and 2006. On February 2, 2004, pursuant to its rights under the CODES agreement, the Company announced it would exercise its right to call the CODES on March 3, 2004. Bondholders will have the option of taking cash or common stock.

During March 1999, the Company entered into a $100 million, five-year maturity debt financing ("Floating rate note") with a floating interest rate based on LIBOR. Under certain circumstances the financing may be prepaid. The debt and interest are denominated in Australian and New Zealand dollars, respectively. Through a series of currency swap agreements the Company's obligations have been effectively converted to U.S. dollar denomination. At December 31, 2003, the foreign currency swap increased the fair value of the Floating rate note by $23.5 million. At December 31, 2002, the foreign currency swap decreased the fair value of the Floating rate note by $0.5 million.

The outstanding medium-term notes have interest rates ranging from 5.80% to 6.38% and are due at various dates through 2008. Interest on the 6 3/4% term notes, which are public debt offerings, is payable semi-annually in arrears. These notes do not have sinking fund obligations and they are not redeemable prior to maturity.

In 2001, the Company entered into two interest rate swaps to receive interest at the fixed rates of 6 5/8% and 6 3/4%, respectively, and to pay interest at variable rates equal to LIBOR plus 3.52% and 2.415%, respectively. The Company expects the changes in the fair value of the interest rate swaps to offset changes in the fair value of the fixed rate debt due to market interest rate changes. The $200 million 6 5/8% term note and related swap both matured in 2003. At December 31, 2003, the interest rate swap effectively increased the fair value of the 6 3/4% term notes by $5.5 million, respectively. At December 31, 2002, the interest rate swaps effectively increased the fair value of the 6 5/8% term notes and 6 3/4% term notes by $0.1 million and $8.2 million, respectively.

In December 1998, in conjunction with the execution of a card issuing services processing contract, the Company issued a seven-year $50 million convertible debenture at an interest rate of 4 7/8%. In December 2002, $33.3 million of the note was converted into 1.83 million shares. The remaining $16.7 million of the note was converted into 0.91 million shares in the second quarter of 2003.

Aggregate annual maturities of long-term debt are $223.0 million in 2005, $653.5 million in 2006, $248.9 million in 2007, and $598.0 million in 2008 and $1,144.4 million in all periods thereafter.

Some of the Company's borrowing agreements have certain restrictive covenants that may include limitations on the amount of subsidiary indebtedness, the allowance of liens, entering sale and leaseback transactions, the declaration of dividends by the Company's subsidiaries, and certain fundamental changes by the Company. The Company would also be in default if the Company failed to pay certain obligations or failed to maintain an interest coverage ratio of not less than 2.5 to 1. The Company's current interest coverage ratio is 18.5 to 1.

NOTE 10: SUPPLEMENTAL BALANCE SHEET INFORMATION

December 31, *(in millions)*	2003	2002
ACCOUNTS RECEIVABLE:		
Customers	$ 1,309.8	$ 1,169.5
Unconsolidated merchant alliances	55.5	80.8
Interest and other receivables	203.4	201.3
	1,568.7	1,451.6
Less allowance for doubtful accounts	(43.8)	(66.1)
	$ 1,524.9	$ 1,385.5
PROPERTY AND EQUIPMENT:		
Land	$ 64.7	$ 38.9
Buildings	295.3	259.4
Leasehold improvements	161.8	155.0
Equipment and furniture	1,668.4	1,618.3
Equipment under capital lease	57.9	38.9
	2,248.1	2,110.5
Less accumulated depreciation and amortization	(1,555.8)	(1,370.2)
	$ 692.3	$ 740.3
OTHER ASSETS:		
Investments	$ 170.4	$ 165.9
Regulatory and escrowed cash	422.4	258.2
Derivative financial instruments	121.8	140.0
Prepaid expenses	172.4	121.4
Inventory	91.0	75.3
Other	28.4	55.7
	$ 1,006.4	$ 816.5
ACCOUNTS PAYABLE AND OTHER LIABILITIES:		
Accounts payable and accrued expenses	$ 830.4	$ 742.4
Compensation and benefit liabilities	265.9	254.8
Pension obligations	192.8	172.7
Accrued costs of businesses acquired (including deferred acquisition consideration)	127.1	105.9
Income taxes payable	169.3	328.8
Deferred income taxes	411.2	214.6
Minority interest	162.6	158.3
Derivative financial instruments	395.0	531.5
Other liabilities	439.3	388.2
	$ 2,993.6	$ 2,897.2

NOTE 11: RELATED PARTY TRANSACTIONS

MERCHANT ALLIANCES

A substantial portion of the Company's business within the merchant services segment is conducted through merchant alliances. Certain merchant alliances, as it pertains to investments accounted for under the equity method, are joint ventures between the Company and financial institutions. No directors or officers of the Company have ownership interests in any of the alliances. The formation of these alliances generally involves each of the Company and the bank contributing contractual merchant relationships to the alliance and a cash payment from one owner to the other to achieve the desired ownership percentage for each. Concurrent with the negotiations surrounding this process, the Company and the bank negotiate a long-term processing services agreement. This agreement governs the Company's provision of transaction processing services to the alliance. The Company, therefore, has two income streams from these alliances, its share of the alliance's net income (classified as "equity earnings in affiliates") and the processing fees it charges to the alliance (classified as "transaction processing and service fees"). The processing fees are based on transaction volumes and unit pricing as contained in the processing services agreement negotiated with the alliance partner.

If the Company has majority ownership and management control over an alliance, the alliance's financial statements are consolidated with those of the Company and the processing fee is treated as an intercompany transaction that is eliminated upon consolidation. If the Company does not have a controlling ownership interest in an alliance, it uses the equity method of accounting to account for its investment in the alliance. As a result, the Company's consolidated revenues include processing fees charged to alliances accounted for under the equity method.

Based upon the fact that the Company negotiated all agreements with each alliance bank, all transactions between the Company and its alliances were conducted at arms length. However, SFAS No. 57, "Related Party Disclosures," defines a transaction between a Company and an investee accounted for under the equity method to be a related party transaction requiring the separate disclosure in the financial statements provided by the Company. The amounts are presented on the face of the Consolidated Statements of Income.

OTHER AFFILIATES

The Company has an ownership interest in three international agents, which are accounted for under the equity method of accounting. The Company pays these agents, as it does its other agents, commissions for money transfer and other services they provide on Western Union's behalf. These commissions are negotiated at arms length. Commissions paid to these agents for the years ended December 31, 2003, 2002 and 2001 totaled $68.8 million, $58.2 million and $48.0 million, respectively.

SUBSIDIARIES

The Company has intercompany transactions with less than wholly owned subsidiaries. The most significant of such transactions are between the Company and eONE and its subsidiaries. The Company provides eONE with services such as transaction processing, administrative, legal and accounting services. Such transactions are typically done at arm's length, are subject to oversight by a committee of the Company's Board of Directors, and are eliminated upon consolidation.

The Company also has limited transactions between its segments. These transactions are also eliminated upon consolidation.

Transactions and balances involving directors and company executives

Mr. Robinson, a member of the Board of Directors, and members of his family control and/or have equity interests in RRE Investors, L.P.; RRE Ventures II, L.P.; RRE Ventures Fund II, L.P., RRE Ventures III-A, L.P. and RRE Advisors, LLC. Prior to authorizing the investments as described below, Mr. Robinson's interests in the transactions were disclosed to the Board or the Executive Committee of the Board and the Board or Executive Committee unanimously approved the transactions. The Company or eONE made commitments of $3.0 million, $5.0 million, and $1.0 million in 1996, 1999, and 2001, respectively, to RRE Investors, L.P.; RRE Ventures II, L.P. and RRE Ventures III-A, L.P. eONE is required to pay RRE Advisors, LLC an annual management fee of between 1.0% and 2.5% of its capital commitment. Such fees totaled $0.2 million, $0.2 million and $0.2 million in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002 the carrying value of eONE's investment in the RRE entities was $2.2 million and $2.9 million, respectively.

In July 2001, the Company acquired all of the outstanding equity interests in Achex. RRE Ventures Fund II, L.P. and RRE Ventures II, L.P. held approximately 22% of the outstanding shares of preferred stock in Achex, Inc. at the time of the acquisition and received payment for its shares at the same per share rate paid to the other preferred shareholders. The total purchase price for the preferred shares held by RRE Ventures Fund II, L.P. and RRE Ventures II, L.P. were $0.8 million and $4.8 million, respectively.

The Company, RRE Ventures II, L.P.; RRE Ventures Fund II, L.P. and other third-party investors purchased equity securities issued by e-Duction Inc. In connection with that financing, certain existing equity security holders, including RRE Ventures II, L.P., and RRE Ventures Fund II, L.P. received warrants to purchase e-Duction common stock. In March 2003 RRE Ventures II, L.P., FDC and other third parties purchased $6 million of senior secured convertible bridge notes from e-Duction and received warrants to purchase e-Duction common stock upon issuance of the notes. FDC's portion of the note is $2.4 million.

On February 1, 2001, eONE loaned Mr. Staglin, a director of the Company through March 6, 2002 and Chief Executive Officer of eONE, $16.9 million at 7.4% interest. Effective April 1, 2002, the interest rate on the note was amended to make it annually variable with an initial rate of 5.37%. The outstanding balance at December

31, 2003 was $16.7 million and the interest rate was 4.62%. The loan is secured by Mr. Staglin's eONE stock and has 100% recourse as to interest and 50% recourse as to principal, and was made to allow Mr. Staglin to exercise his options to purchase Class B Common Limited Partnership Interests of eONE.

NOTE 12: COMMITMENTS *and* CONTINGENCIES

The Company leases certain of its facilities and equipment under operating lease agreements, substantially all of which contain renewal options. Total rent expense for operating leases was $134.8 million in 2003, $137.3 million in 2002 and $129.6 million in 2001.

Future minimum aggregate rental commitments at December 31, 2003 under all noncancelable leases, net of sublease income, are as follows (in millions):

Year	Amount
2004	$ 77.7
2005	62.6
2006	53.1
2007	41.7
2008	31.6
Thereafter	52.4
Total future lease payments	$319.1

The sublease income is earned from leased space, which FDC concurrently subleases to its customers with comparable time periods. Certain future lease rental income exceeds lease payments, and was excluded from the rental commitment amounts above. At December 31, 2003, these amounts totaled $34.6 million in FDC obligations. The Company has guaranteed residual values aggregating $82.2 million related to synthetic operating leases.

In addition, the Company has certain guarantees imbedded in leases and other agreements wherein the Company is required to relieve the counterparty in the event of changes in the tax code or rates. The Company believes the fair value of such guarantees is insignificant due to the likelihood and extent of the potential changes.

In connection with FDC's money transfer business, the Company entered into a minimum purchase agreement with one of its data processing vendors. Under this agreement, the Company is required to purchase at least $70 million in goods and services over a period of 66 months commencing January 1, 2003. At December 31, 2003, approximately $48.0 million in goods remained to be purchased under this agreement.

In 2001, two putative class actions based on similar factual allegations were filed in the United States District Court for the Eastern District of New York against the Company and its subsidiary, Western Union Financial Services, Inc., asserting claims on behalf of a putative worldwide class (excluding members of the settlement class of similar actions previously filed against the Company and its subsidiaries). These actions have been consolidated into a single action. The plaintiffs claim that the Company, Western Union and Orlandi Valuta impose an undisclosed "charge" when they transmit consumers' money by wire either from the United States to international locations or from international locations to the United States, in that the exchange rate used in these transactions is less favorable than the exchange rate that Western Union and Orlandi Valuta receive when they trade currency in the international money market. Plaintiffs further assert that Western Union's failure to disclose this "charge" in the transactions violates 18 U.S.C. section 1961 et seq. and state deceptive trade practices statutes, and also asserts claims for civil conspiracy. The plaintiffs seek injunctive relief, compensatory damages in an amount to be proven at trial, treble damages, punitive damages, attorneys' fees, and costs of suit. The parties to this action reached a proposed settlement of all claims that includes the following: (1) Western Union (and, with respect to money transfer transactions from the U.S. other than California to Mexico, Orlandi Valuta) will issue coupons for discounts on future international money transfer transactions to customers who transferred money from the U.S. to certain countries other than Mexico between January 1, 1995 and approximately March 31, 2000 (for certain services, Western Union will issue coupons for transactions conducted as late as December 31, 2001), from anywhere in the U.S. other than California to Mexico between September 1, 1999 and March 31, 2000 (again, for certain services, Western Union will issue coupons for transactions conducted as late as December 31, 2001), from countries other than Canada to the U.S. between January 1, 1995 and March 31, 2000, and from Canada to the U.S. between January 1, 1995 and approximately July 31, 2002; (2) injunctive relief requiring Western Union and Orlandi Valuta to make additional disclosures regarding their foreign exchange practices; and (3) reasonable attorneys' fees, expenses and costs as well as the costs of settlement notice and administration. The Court has granted preliminary approval of the proposed settlement, granted approval of the proposed form and manner of class notice, and scheduled a Fairness Hearing for April 9, 2004. If the settlement is not approved, the Company intends to vigorously defend this action.

During the three months ended June 30, 2002, the Company accrued $30.0 million as the estimated cost of settling money transfer litigation matters including those discussed in the preceding paragraph. The discounts on future money transfer transactions will be recognized as incurred.

On April 15, 2002, VISA U.S.A., Inc. filed a complaint in the United States District Court for the Northern District of California, San Francisco Division, against the Company and its subsidiaries First Data Resources, Inc. and First Data Merchant Services Corporation (the VISA action). With VISA's knowledge, these subsidiaries have been internally authorizing and settling certain VISA credit card transactions without the use of the VISA network for a number of years. VISA U.S.A., Inc. alleged that these actions constitute federal trademark infringement, federal trademark dilution, false designation of origin and false impression of association, breach of contract and breach of the covenant of good faith and fair dealing. VISA U.S.A., Inc. seeks a declaratory judgment, an injunction, damages in an amount to be proven at trial, costs of suit, and attorney fees. The Company intends to vigorously defend this action.

On November 5, 2002, the Company and two of its subsidiaries filed counterclaims in the VISA action. In the counterclaim, the Company alleges that VISA International and VISA U.S.A., Inc. (collectively "VISA"), have abused their market power to prevent the Company from internally processing VISA credit card transactions outside of the VISA network through private arrangements. The Company also alleges that VISA has barred the Company and its customers from using private arrangements to bypass the VISA network, required the Company's customers to pay for VISA's network services regardless of whether the customers use those services, uses its fee structure to raise the costs of rivals and potential rivals, imposes unreasonable conditions on rivals' access to its network and deters and prevents its members from using more efficient providers of network services such as the Company. Based on this and other conduct, the counterclaim asserts claims of monopolization, attempt to monopolize, tying, unfair competition, violations of the Cartwright Act, defamation, trade libel, interference with prospective economic advantage, and breach of contract. The Company seeks trebled and punitive damages, attorneys' fees and costs, restitution and disgorgement, and injunctive relief. The Company believes that it has complied with all of its obligations to VISA and that the allegations in its counterclaim are well founded.

On April 2, 2003, FDC and Concord announced a proposed merger of the companies. On October 23, 2003, the United States Department of Justice ("DOJ"), along with District of Columbia and eight states, filed a lawsuit against FDC and Concord in United States District Court for the District of Columbia, seeking a permanent injunction against the merger of the two companies. On December 14, 2003, the Company and Concord entered into an agreement with the DOJ, the eight states and the District of Columbia on terms that will allow the companies to complete their proposed merger. The agreement calls for the Company to divest its 64% ownership of NYCE within 150 days after the Court's signing of the Hold Separate Stipulation and Order or entry of a final judgment, whichever is later, to an acquirer acceptable to the DOJ. The time period may be extended for up to 90 days. If NYCE is not divested within that time period, the DOJ may apply for the appointment of a trustee selected by the DOJ to effect the divestiture of NYCE. The Company also is required to hold NYCE as a separate unit pending the divestiture. Following divestiture, the Company may not reacquire any ownership interest in NYCE for 10 years from the date of the final judgment. In meetings held on October 28, 2003 the shareholders of FDC and the shareholders of Concord each approved the merger of the two companies. A new meeting of the shareholders of Concord is scheduled for February 26, 2004 to approve the revised terms of the merger agreement. Consummation of the merger remains subject to approval of the Concord shareholders.

Through govONE, a subsidiary of eONE, the Company provides electronic tax processing services as a subcontractor for a partner bank which has contracted with the U.S. Department of the Treasury, Financial Management Service (FMS), to be a provider of the Electronic Federal Tax Payment Service ("EFTPS"). In January 2004, govONE and its partner bank submitted a renewal proposal to FMS which indicated it would select a single provider of EFTPS services. govONE is currently one of the two providers. The current EFTPS contract has been extended for an indefinite period, not to exceed December 31, 2004. In connection with the formation of the eONE partnership in November 2000, the Company agreed to contribute up to $100 million to eONE Global, its 75% owned subsidiary, in the event that govONE's contract with its partner bank related to the EFTPS contract is not renewed or is renewed on terms which are materially worse than the current contract and there is a material adverse effect on the business of govONE. At this time, the Company does not know if a contribution will be required or, if required, the amount of such contribution.

In the normal course of business, the Company is subject to claims and litigation, including indemnification obligations to purchasers of former subsidiaries. Management of the Company believes that such matters will not have a material adverse effect on the Company's results of operations, liquidity or financial condition.

NOTE 13: STOCKHOLDERS' EQUITY

DIVIDENDS

FDC increased its dividend from $0.01 to $0.02 per share on a quarterly basis to stockholders during the second quarter of 2002. The Company's Articles of Incorporation authorizes 10.0 million shares of preferred stock, none of which are issued.

OTHER COMPREHENSIVE INCOME

The income tax effects allocated to and the cumulative balance of each component of other comprehensive income are as follows (in millions):

	Beginning Balance	Pretax Gain (Loss) Amount	Tax (Benefit)/ Expense	Net-of-Tax Amount	Ending Balance
December 31, 2003					
Unrealized losses on investments	$ 215.4	$ (55.5)	$ (19.4)	$ (36.1)	$ 179.3
Unrealized gains on hedging activities	(281.6)	111.2	38.9	72.3	(209.3)
Currency translation adjustment	(26.5)	135.2	47.3	87.9	61.4
Minimum pension liability	(104.9)	(41.1)	(14.4)	(26.7)	(131.6)
	$(197.6)	$ 149.8	$ 52.4	$ 97.4	$(100.2)
December 31, 2002					
Unrealized gains on investments	$ 19.3	$ 301.8	$ 105.7	$ 196.1	$ 215.4
Unrealized losses on hedging activities	(69.1)	(324.4)	(111.9)	(212.5)	(281.6)
Currency translation adjustment	(60.5)	52.2	18.2	34.0	(26.5)
Minimum pension liability	(33.0)	(108.8)	(36.9)	(71.9)	(104.9)
	$(143.3)	$ (79.2)	$ (24.9)	$ (54.3)	$(197.6)
December 31, 2001					
Unrealized gains on investments	$ 14.4	$ 5.5	$ 0.6	$ 4.9	$ 19.3
Unrealized losses on hedging activities	—	(104.9)*	(35.8)*	(69.1)	(69.1)
Currency translation adjustment	(33.3)	(41.9)	(14.7)	(27.2)	(60.5)
Minimum pension liability	—	(52.6)	(19.6)	(33.0)	(33.0)
	$ (18.9)	$(193.9)	$ (69.5)	$(124.4)	$(143.3)

* *Includes cumulative effect of adopting SFAS 133 effective January 1, 2001 (pretax $38.1 million and tax benefit of $13.3 million).*

OTHER STOCKHOLDERS' EQUITY TRANSACTIONS

To complete the merger with Concord in 2004, FDC will issue approximately 170 million shares of FDC common stock to Concord shareholders.

In February 2003, an eONE subsidiary issued 510,425 shares of subsidiary stock to a third party in exchange for relinquishing claims to intellectual property.

In March 2002, the Board of Directors declared a 2-for-1 stock split of the Company's common stock to be effected in the form of a stock dividend. Shareholders of record on May 20, 2002 received one share of the Company's common stock for each share owned. The distribution of the shares occurred after the close of business on June 4, 2002. All share amounts have been retroactively restated for all periods to reflect the impact of the stock split.

In December 2002, $33.3 million of the Company's seven-year $50 million convertible debentures were converted into 1.83 million shares at an exercise price of $18.23 per share. The remaining $16.7 million of the note was converted into approximately 0.91 million shares in 2003.

The following table presents stock repurchase programs authorized by the Board of Directors from 2000 through 2003, disclosing total shares purchased under each program and the associated cost:

	2003		2002		2001	
	Shares	Cost	Shares[a]	Cost	Shares[a]	Cost
(in millions)						
$1 billion, authorized May 2000	—	—	—	—	5.9	$163.5
$500 million, authorized December 2000	—	—	—	—	16.8	500.0
$700 million, authorized September 2001	—	—	14.1	$512.8	6.1	187.2
$500 million, authorized May 2002	11.5	$ 461.9	1.1	38.3	—	—
$1.145 billion, authorized May 2003	25.3	999.5	—	—	—	—
	36.8	$1,461.4	15.2	$551.1	28.8	$850.7

[a] *Share amounts have been retroactively restated for all periods to reflect the impact of the stock split.*

Additionally, the Company purchased $363.6 million, $298.0 million and $467.8 million of treasury stock in 2003, 2002 and 2001, respectively for issuance upon the exercise of stock options and share issuances under the Company's employee stock purchase program.

On February 2, 2004, the Company announced a $1 billion increase to the share repurchase program. Added to the Company's remaining authorization, the additional authorization enables the Company to repurchase up to $1.1 billion of its outstanding common stock.

The Company has available an outstanding shelf registration facility providing for the issuance of approximately 10 million shares of the Company's common stock in connection with certain types of acquisitions.

COMMON STOCK WARRANTS

Upon the formation of eONE in 2000, the Company issued a warrant to iFormation Group to purchase 3.5 million shares of FDC common stock at a price of $40.03 per share. The warrant is exercisable after November 15, 2004 or upon the occurrence of certain events.

In 1996, the Company issued warrants to purchase up to 4.0 million shares of FDC common stock at a price of $35.00 per share as part of contractual agreements with a customer and their calculated fair value was recorded as paid-in capital and is being expensed over the contract period. The warrants were exercised during 2003, which resulted in the Company issuing 0.6 million shares under a cashless exercise provision for the incremental fair value between the exercise price and the market price.

In connection with a service agreement executed in 2003, the Company issued a warrant to purchase 200,000 shares of FDC common stock at a price of $50.00 per share.

NOTE 14: STOCK COMPENSATION PLANS

FDC has a plan that provides for the granting of stock options to employees and other key individuals who perform services for the Company. A total of 217.3 million shares of common stock have been reserved for issuance under the plan and a total of 63.2 million shares remain available for future grant. The options have been issued at a price equivalent to or in excess of the common stock's fair market value at the date of grant, generally have ten-year terms and become exercisable in three or four equal annual increments beginning 12 months after the date of grant.

To complete the merger with Concord in 2004, FDC will issue options to purchase approximately 21 million shares of FDC common stock to Concord option holders.

In December 1997, the Company instituted a restricted stock award program for key technical systems and related employees. As of December 31, 2003 and 2002, no shares remain outstanding under this program. The 1.5 million restricted shares originally granted had a two- or three-year restriction period from the date of grant, with the last grant date being December 2000.

In October 1996, the Company instituted an employee stock purchase plan for which a total of 18.0 million shares have been reserved for issuance, of which 4.8 million shares remain available for future purchase. Monies accumulated through payroll deductions elected by eligible employees are used to make quarterly purchases of FDC common stock at a 15% discount from the lower of the market price at the beginning or end of the quarter.

eONE and its four subsidiaries, SurePay, govONE, Encorus and Velosant, instituted long-term incentive plans that provide for the granting of partnership interests to employees and other key individuals. During 2003, SurePay ceased operations and all outstanding options were cancelled. The options have been issued at a price equivalent to the fair market value of the interests at the date of grant, generally have 10-year terms and become exercisable over a three- or four-year vesting period. Following is a detail of partnership interests reserved for issuance under the respective plans and the interests that remain available for future grant (in millions of shares).

	Reserved for Issuance	Available for Future Grant
eONE	10.7	3.7
govONE	11.0	4.2
Encorus	1.3	0.2
Velosant	15.0	7.3

The Company has elected to follow APB 25 for its employee stock options because, as discussed below, the alternative fair value accounting under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, assuming the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for options and employee stock purchase plan rights was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
FDC:			
Weighted average risk-free interest rate	2.95%	4.18%	4.39%
Dividend yield	0.21%	0.21%	0.12%
Volatility	31.0%	40.0%	37.2%
Expected option life	5 years	5 years	5 years
Expected employee stock purchase right life (in years)	0.25	0.25	0.25

	2003	2002	2001
eONE, SurePay, govONE, Encorus and Velosant:			
Weighted average risk-free interest rate	3.20%	4.04%	4.39%
Dividend yield	0.0%	0.0%	0.0%
eONE volatility	40.0%	47.0%	55.0%
SurePay volatility	N/A	N/A	170.0%
govONE volatility	39.0%	43.0%	40.0%
Encorus volatility	75.0%	72.0%	N/A
Velosant volatility	39.0%	N/A	N/A
Expected option life	5 years	5 years	5 years

	2003	2002	2001
Weighted-average fair value:			
FDC options granted	$11	$17	$12
FDC employee stock purchase rights	7	7	6
eONE options granted	2	2	2
SurePay options granted	—	—	1
govONE options granted	1	1	1
Encorus options granted	3	3	—
Velosant options granted	1	—	—

The Company's pro forma information, amortizing the fair value of the options over their vesting period and including the stock purchase rights, is as follows:

(in millions, except per share amounts)	2003	2002	2001
Reported net income	$1,408.7	$1,237.9	$871.9
SFAS 123 expense, net of tax	114.0	109.5	70.6
Pro forma net income	$1,294.7	$1,128.4	$801.3
Reported earnings per share—basic	$ 1.91	$ 1.63	$ 1.12
Reported earnings per share—diluted	1.88	1.61	1.10
Pro forma earnings per share—basic	$ 1.75	$ 1.49	$ 1.03
Pro forma earnings per share—diluted	1.73	1.46	1.01

Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of FDC stock option activity is as follows (options in millions):

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	59.2	$28	56.7	$22	55.1	$17
Granted	10.8	35	16.2	41	19.2	31
Exercised	(6.9)	21	(11.1)	14	(13.5)	16
Canceled	(3.0)	35	(2.6)	30	(4.1)	23
Outstanding at December 31	60.1	30	59.2	28	56.7	22
Options exercisable at year-end	29.8	$24	24.9	$21	23.1	$17

The following summarizes information about FDC stock options outstanding at December 31, 2003 (options in millions):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$6.27 to $17.64	6.7	4 years	$14	6.6	$14
$17.69 to $22.44	9.9	5 years	21	9.6	21
$23.00 to $34.37	25.1	8 years	31	8.6	28
$34.70 to $41.21	17.2	8 years	40	4.9	39
$41.40 to $43.39	1.2	9 years	42	0.1	42
	60.1	7 years	$30	29.8	$24

A summary of eONE, SurePay, govONE, Encorus and Velosant stock option activity is as follows (options in millions):

	2003 eONE		2003 govONE		2003 Encorus		2003 Velosant	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	10.1	$4	10.4	$3	0.7	$5	—	—
Granted	0.1	4	0.5	3	0.6	5	9.1	$1
Cancelled	(3.2)	4	(4.1)	3	(0.2)	5	(1.4)	2
Outstanding at December 31	7.0	4	6.8	3	1.1	5	7.7	1
Options exercisable at year-end	5.6	$4	4.5	$3	0.4	$5	0.4	$1

	2002 eONE		2002 SurePay*		2002 govONE		2002 Encorus	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	12.1	$4	6.6	$1	7.6	$3	—	—
Granted	0.4	4	—	—	4.7	3	0.7	$5
Cancelled	(2.4)	4	(3.3)	1	(1.9)	3	—	—
Outstanding at December 31	10.1	4	3.3	1	10.4	3	0.7	5
Options exercisable at year-end	4.9	$4	1.5	$1	3.1	$3	—	$—

	2001 eONE		2001 SurePay*		2001 govONE	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	8.8	$4	5.8	$1	4.4	$3
Granted	3.5	4	3.5	1	3.7	3
Canceled	(0.2)	4	(2.7)	1	(0.5)	3
Outstanding at December 31	12.1	4	6.6	1	7.6	3
Options exercisable at year-end	2.6	$4	1.2	$1	1.1	$3

* *SurePay options were cancelled in 2003.*

The following summarizes information about eONE, govONE, Encorus and Velosant stock options outstanding at December 31, 2003 (options in millions):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
eONE $4.00	7.0	7 years	$4	5.6	$4
govONE $2.50	6.8	7 years	3	4.5	3
Encorus $4.76	1.1	9 years	5	0.4	5
Velosant $0.26 to $4.01	7.7	9 years	1	0.4	1

In 2001, eONE loaned $20.1 million to three employees in connection with the exercise of options to purchase five million eONE partnership interests. The loans, which bear a variable interest rate, are 50% recourse as to principal and 100% recourse as to interest and mature upon the earlier of the sale of any of the interests or ten years from the date of the related notes. The interest rate as of December 31, 2003 is 4.62% and the balance at December 31, 2003 was $19.9 million.

NOTE 15: EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PLANS

FDC and certain of its subsidiaries maintain defined contribution savings plans covering virtually all of the Company's full-time U.S. employees. The plans provide tax-deferred amounts for each participant, consisting of employee elective contributions, Company matching and discretionary Company contributions. In addition, the Company provides non-qualified deferred compensation plans for certain highly compensated employees. The plans provide tax-deferred contributions, matching and the restoration of Company contributions under the defined contribution plans otherwise limited by the IRS or plan limits. The aggregate amounts charged to expense in connection with these plans were $55.8 million in 2003, $46.1 million in 2002 and $42.1 million in 2001.

DEFINED BENEFIT PLANS

The acquisition of Western Union in 1994 included the assumption of $304 million of underfunded obligations related to a suspended defined benefit pension plan. Benefit accruals under this plan were suspended in 1988. The Company reduced these underfunded obligations by contributing $35.0 million in cash to the Western Union Plan during 1997, $199.0 million in 1995 and $20.0 million in 2003.

The Company has another defined benefit pension plan, which is frozen and covers certain full-time employees in the U.S., and a separate plan covering certain employees located in the United Kingdom. The cost of retirement benefits for eligible employees, measured by length of service, compensation and other factors, is being funded through trusts established under the plans in accordance with laws and regulations of the respective countries.

The Company uses a September 30 measurement date for all of its plans.

The following table provides a reconciliation of the changes in the plans' benefit obligation and fair value of assets over the two-year period ended September 30, 2003 and a statement of the funded status as of September 30 for both years:

September 30, *(in millions)*	2003	2002
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at October 1,	$ 894.9	$ 822.5
Service costs	8.1	6.9
Interest costs	56.0	55.9
Actuarial loss	75.7	45.6
Termination benefits*	0.8	2.5
Benefits paid	(63.1)	(61.7)
Foreign currency translation	27.8	22.3
Plan participant contributions	1.2	0.9
Benefit obligation at September 30,	1,001.4	894.9
CHANGE IN PLAN ASSETS		
Fair value of plan assets at October 1,	675.5	733.0
Actual return on plan assets	83.9	(25.0)
Company contributions	34.9	10.7
Plan participant contributions	1.2	0.9
Benefits paid	(63.1)	(61.7)
Foreign currency translation	19.8	17.6
Fair value of plan assets at September 30,	752.2	675.5
Funded status of the plan	(249.2)	(219.4)
Unrecognized amounts, principally net loss	258.8	208.0
Total recognized	$ 9.6	$ (11.4)

* *The First Data Europe restructuring activities resulted in an increase in the projected benefit obligation.*

According to SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), the pension obligation and changes in the value of plan assets to meet those obligations are not recognized as actuarial gains and losses of the plan as they occur but are recognized systematically over subsequent periods. These differences are treated as an unrecognized net gain/loss and not an immediate recognized amount. The assumptions used to determine the Company's recognition of those periodic pension costs includes management's long-term expected return on plan assets.

The following table provides the amounts recognized in the Consolidated Balance Sheets:

December 31,	2003	2002
(in millions)		
Accrued benefit liability	$ (192.8)	$(172.7)
Accumulated other comprehensive income	202.4	161.3
Net amount recognized	$ 9.6	$ (11.4)

The accumulated benefit obligation for all defined benefit pension plans was $945.0 million and $848.2 million at September 30, 2003 and 2002, respectively.

The accrued benefit liability is included in "accounts payable and other liabilities" on the Consolidated Balance Sheets.

For the year ended September 30, 2003 and 2002, the projected benefit obligation and the accumulated benefit obligation was in excess of the fair value of plan assets for all pension plans.

The following table provides the components of net periodic benefit cost for the plans:

Year ended December 31,	2003	2002	2001
(in millions)			
Service costs	$ 8.1	$ 6.9	$ 7.3
Interest costs	56.0	55.9	55.2
Expected return on plan assets	(57.3)	(64.2)	(70.5)
Amortization	6.5	1.8	1.1
Net periodic benefit (income) expense	$ 13.3	$ 0.4	$ (6.9)
Additional information			
Increase in minimum liability included in other comprehensive income	$ 41.1	$108.8	$ 52.6

Assumptions

The weighted-average rate assumptions used in the measurement of the Company's benefit obligation are shown as follows:

	2003	2002
Discount rate	5.88%	6.32%
Rate of compensation increase	4.00%	3.75%

The weighted-average rate assumptions used in the measurement of the Company's net cost are shown as follows:

	2003	2002	2001
Discount rate	6.32%	6.91%	6.79%
Expected long-term return on plan assets	7.87%	8.49%	8.75%
Rate of compensation increase	3.75%	4.00%	4.00%

SFAS 87 requires the sponsor of a defined benefit pension plan to measure the plan's obligations and annual expense using assumptions that reflect best estimates and are consistent to the extent that each assumption reflects expectations of future economic conditions. As the bulk of pension benefits will not be paid for many years, the computation of pension expenses and benefits is based on assumptions about future interest rates, estimates of annual increases in compensation levels, and expected rates of return on plan assets. In general, pension obligations are most sensitive to the discount rate assumption, and it is set based on the rate at which the pension benefits could be settled effectively. Assumptions for the U.S. plans and the foreign plans are comparable in all of the above periods.

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established using a building block approach with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

PLAN ASSETS

The Company's pension plan asset allocation at September 30, 2003 and 2002, and target based on the investment policy are as follows:

	Percentage of Plan Assets at Measurement Date	
Asset Category	2003	2002
Equity securities	53%	46%
Debt securities	42	50
Other	5	4
Total	100%	100%

Asset Category	Target allocation U.S. plans	Target allocation Foreign plans
Equity securities	25-70%	80%
Debt securities	40-70	20
Other	0-10	0

Pension plan assets include 67,600 and 68,300 shares of FDC common stock as of September 30, 2003 and 2002 with fair market values of $2.7 million (0.36% of total plan assets) and $1.9 million (0.28% of total plan assets), respectively. Pension plan assets also include 34,000 shares of the plan trustee, Bank of New York common stock as of September 30, 2003 and 2002 with fair market values of $1.0 million (0.13% of total plan assets) and $1.0 million (0.15% of total plan assets), respectively. Additionally, the pension plan assets include a certificate of deposit held with Bank of New York with a book value of $1.0 million as of September 30, 2003 and 2002 and a fair market value of $1.1 million (0.14% of total plan assets) and $1.0 million (0.15% of total plan assets) as of September 30, 2003 and 2002, respectively.

The maturities of debt securities at September 30, 2003 and 2002 range from 0 to 46 years with a weighted-average maturity of 15 years.

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets, primarily private equity, are used judiciously to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies.

CONTRIBUTIONS

The Company cannot reasonably estimate the amount expected to be contributed to its pension plans in 2004 at this time.

The Company does not offer post-retirement health care or other insurance benefits for retired employees; however, the Company is required to continue such plans that were in effect when it acquired Western Union. Generally, retiring Western Union employees bear the entire cost of the premiums.

NOTE 16: SEGMENT INFORMATION

Operating segments are defined by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. FDC's CODM is its Executive Committee, which consists of the Company's Chairman and Chief Executive Officer, Executive Vice Presidents and certain other senior executives. FDC classifies its businesses into four segments: payment services, merchant services, card issuing services and emerging payments. The operating segments are reviewed separately below because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

As discussed above, NYCE's operations are being treated as discontinued operations. All periods were restated for the merchant services and card issuing segments to properly reflect these operations as discontinued.

The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.
- Segment revenue includes interest income, equity earnings in affiliates and intersegment revenue.
- A majority of corporate overhead is allocated to the segments based on a percentage of the segments' revenues.
- Segment operating profit includes interest income, minority interest and equity earnings in affiliates, net of related amortization expense.
- Segment operating profit excludes restructuring charges, asset impairment charges, significant litigation and regulatory settlement charges, interest expense, investment gains and losses, business divestiture gains and losses and income taxes since they are not allocated to the segments for internal evaluation purposes. While these items are identifiable to the business segments, they are not included in the measurement of segment operating profit provided to the CODM for purposes of assessing segment performance and decision making with respect to resource allocation.
- Revenues and operating profit of the payment services segment are stated on a pre-tax equivalent basis (i.e., as if investment earnings on nontaxable investments were fully taxable at FDC's marginal tax rate).

The following tables present the Company's operating segment results for the years ended December 31, 2003, 2002 and 2001:

Year Ended December 31, 2003	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 3,283.6	$ 1,998.5	$ 1,339.2	$ 78.2	$ 77.2	$ 6,776.7
Check verification and guarantee services	—	389.2	—	—	—	389.2
Investment income, net	354.1	11.1	—	—	—	365.2
Professional services	—	31.9	50.1	44.2	3.1	129.3
Software licensing and maintenance	—	4.2	21.5	27.7	—	53.4
Product sales and other	3.8	384.8	5.7	—	—	394.3
Reimbursable postage and other	13.7	—	617.2	—	0.1	631.0
Equity earnings in affiliates [a]	0.4	170.2	—	—	—	170.6
Interest income	0.9	0.8	2.9	1.3	1.6	7.5
Total segment reporting revenues	$ 3,656.5	$ 2,990.7	$ 2,036.6	$151.4	$ 82.0	$ 8,917.2
Internal revenue and pre-tax equivalency	$ 255.1	$ 35.2	$ 37.3	$ 0.2	$ 11.1	$ 338.9
External revenue	3,401.4	2,955.5	1,999.3	151.2	70.9	8,578.3
Depreciation and amortization	119.2	236.5	185.7	11.2	16.7	569.3
Operating profit	1,232.2	806.7	305.8	(18.7)	(101.6)	2,224.4
Restructuring, impairments, litigation and regulatory settlements, investment gains and losses, net	(3.0)	(11.0)	(20.1)	(7.9)	(3.8)	(45.8)
Segment assets	16,880.8	5,435.2	1,715.0	218.9	832.4	25,082.3
Expenditures for long-lived assets	176.3	185.7	131.5	13.9	58.3	565.7
Equity earnings in affiliates	(1.8)	144.5	(1.7)	—	(2.3)	138.7
Investment in unconsolidated affiliates	110.0	564.0	98.1	—	2.5	774.6

Year Ended December 31, 2002	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 2,868.4	$ 1,790.4	$ 1,304.8	$ 72.5	$ 86.4	$ 6,122.5
Check verification and guarantee services	—	375.6	—	—	—	375.6
Investment income, net	299.2	13.3	—	—	—	312.5
Professional services	—	30.3	64.8	41.5	2.7	139.3
Software licensing and maintenance	—	5.9	25.5	31.5	—	62.9
Product sales and other	5.2	274.9	1.7	—	—	281.8
Reimbursable postage and other	5.9	—	521.4	—	—	527.3
Equity earnings in affiliates [a]	3.1	141.8	(1.5)	—	—	143.4
Interest income	—	0.7	0.6	1.7	2.0	5.0
Total segment reporting revenues	$ 3,181.8	$ 2,632.9	$ 1,917.3	$147.2	$ 91.1	$ 7,970.3
Internal revenue and pretax equivalency	254.1	30.8	31.6	—	2.8	319.3
External revenue	2,927.7	2,602.1	1,885.7	147.2	88.3	7,651.0
Depreciation and amortization	94.4	222.2	173.6	13.3	19.7	523.2
Operating profit	1,047.9	715.7	372.2	(16.6)	(72.6)	2,046.6
Restructuring, impairments, litigation and regulatory settlements, investment gains and losses, net	(41.0)	(5.5)	(16.1)	(19.9)	9.3	(73.2)
Segment assets	18,105.9	5,586.4	1,636.0	206.6	583.7	26,118.6
Expenditures for long-lived assets	260.7	661.0	224.2	62.9	24.4	1,233.2
Equity earnings in affiliates	2.5	117.6	(1.5)	—	—	118.6
Investment in unconsolidated affiliates	99.1	647.9	14.4	—	4.6	766.0

Year Ended December 31, 2001	Payment Services	Merchant Services	Card Issuing Services	Emerging Payments	All Other and Corporate	Totals
(in millions)						
REVENUES:						
Transaction and processing service fees	$ 2,459.8	$1,347.4	$1,382.6	$ 71.4	$ 89.1	$ 5,350.3
Check verification and guarantee services	—	342.1	—	—	—	342.1
Investment income, net	236.5	23.0	—	—	—	259.5
Professional services	—	6.5	55.8	6.2	2.7	71.2
Software licensing and maintenance	—	3.8	13.6	6.0	—	23.4
Product sales and other	4.9	263.2	39.7	—	—	307.8
Reimbursable postage and other	—	—	466.6	—	—	466.6
Equity earnings in affiliates[(a)]	4.5	222.7	0.4	—	(1.8)	225.8
Interest income	—	1.7	1.1	7.2	16.4	26.4
Total segment reporting revenues	$ 2,705.7	$2,210.4	$1,959.8	$ 90.8	$ 106.4	$ 7,073.1
Internal revenue and pretax equivalency	218.9	—	23.1	—	0.8	242.8
External revenue	2,486.8	2,210.4	1,936.7	90.8	105.6	6,830.3
Depreciation and amortization	128.3	276.0	199.7	5.5	18.9	628.4
Operating profit	818.1	583.1	346.2	(11.8)	(40.8)	1,694.8
Restructuring, impairments, litigation and regulatory settlements, investment gains and losses, net	(19.4)	(25.0)	(0.3)	(23.7)	(151.3)	(219.7)
Segment assets	14,663.6	4,446.3	1,425.8	259.0	645.2	21,439.9
Expenditures for long-lived assets	142.6	768.2	353.4	66.0	45.9	1,376.1
Equity earnings in affiliates	1.8	183.5	0.4	—	(1.8)	183.9
Investment in unconsolidated affiliates	70.2	692.6	13.6	—	2.1	778.5

A reconciliation of reportable segment amounts to the Company's consolidated balances is as follows (in millions):

	2003	2002	2001
Revenues:			
Total reported segments	$8,835.2	$7,879.2	$6,966.7
All other and corporate	82.0	91.1	106.4
Subtotal	8,917.2	7,970.3	7,073.1
Divested businesses	—	—	24.1
Equity earnings in affiliates[(a)]	(170.6)	(143.4)	(225.8)
Interest income	(7.5)	(5.0)	(26.4)
Eliminations[(b)]	(338.9)	(319.3)	(242.8)
Consolidated	$8,400.2	$7,502.6	$6,602.2

Income before income taxes, minority interest, equity earnings in affiliates, discontinued operations and cumulative effect of a change in accounting principle:

	2003	2002	2001
Total reported segments	$2,326.0	$2,119.2	$1,735.6
All other and corporate	(101.6)	(72.6)	(40.8)
Subtotal	2,224.4	2,046.6	1,694.8
Divested businesses	—	—	(11.6)
Interest expense	(107.1)	(110.8)	(117.1)
Minority interest from segment operations[(c)]	122.0	101.7	37.2
Equity earnings in affiliates	(138.7)	(118.6)	(183.9)
Restructuring, net	(27.9)	(5.1)	(20.8)
Impairments	(6.2)	(27.8)	(14.7)
Litigation and regulatory settlements	(5.0)	(41.0)	—
Investment gains and (losses)	(6.7)	0.7	(184.2)
Divestitures, net	6.8	4.2	28.2
Eliminations[(b)]	(222.8)	(217.4)	(175.9)
Consolidated	$1,838.8	$1,632.5	$1,052.0

(a) *Excludes equity losses that were recorded in expense and the amortization expense related to the excess of the investment balance over FDC's proportionate share of the investee's net book value for 2003, 2002 and 2001.*

(b) *Represents elimination of adjustment to record payment services revenues and operating profits on a pre-tax equivalent basis and elimination of intersegment revenue.*

(c) *Excludes minority interest attributed to items excluded from segment operations, as noted above.*

	2003	2002	2001
ASSETS:			
Total reported segments	$24,249.9	$25,534.9	$ 20,794.7
All other and corporate	832.4	583.7	645.2
Discontinued businesses	503.3	472.6	465.8
Divested businesses	—	—	6.5
Consolidated	$25,585.6	$26,591.2	$ 21,912.2
DEPRECIATION AND AMORTIZATION:			
Total reported segments	$ 552.6	$ 503.5	$ 609.5
All other and corporate	16.7	19.7	18.9
Divested businesses	—	—	3.0
Consolidated	$ 569.3	$ 523.2	$ 631.4
EXPENDITURES FOR LONG-LIVED ASSETS:			
Total reported segments	$ 507.4	$ 1,208.8	$ 1,330.2
All other and corporate	58.3	24.4	45.9
Consolidated	$ 565.7	$ 1,233.2	$ 1,376.1

Information concerning principal geographic areas was as follows (in millions):

	United States	Rest of World	Total
REVENUES			
2003	$7,898.8	$501.4	$8,400.2
2002	7,267.9	234.7	7,502.6
2001	6,331.7	270.5	6,602.2
LONG-LIVED ASSETS			
2003	$5,303.5	$513.8	$5,817.3
2002	5,367.7	304.0	5,671.7
2001	4,622.7	272.6	4,895.3

"Rest of World" represents businesses of significance, which have local currency as their functional currency.

NOTE 17: QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Restated summarized quarterly results for the two years ended December 31, 2003 are as follows (in millions, except per share amounts):

2003 by Quarter:	First	Second	Third	Fourth
Revenues	$1,974.4	$2,079.0	$2,103.1	$2,243.7
Expenses	1,556.5	1,587.5	1,634.2	1,683.7
Other income (expense), net	(23.7)	(22.8)	(23.9)	(29.1)
Income before income taxes, minority interest, equity earnings in affiliates and discontinued operations	394.2	468.7	445.0	530.9
Income tax expense	109.0	127.9	96.3	130.5
Minority interest	(23.4)	(29.5)	(29.0)	(37.7)
Equity earnings in affiliates	29.0	38.8	35.9	35.0
Discontinued operations, net of tax of $2.0, $3.8, $5.1, and $6.7 million, respectively	1.8	3.7	5.3	3.9
Net income	$ 292.6	$ 353.8	$ 360.9	$ 401.6
Earnings per share from continuing operations				
Basic	$ 0.39	$ 0.47	$ 0.49	$ 0.55
Diluted	0.38	0.46	0.48	0.54
Earnings per share				
Basic	$ 0.39	$ 0.47	$ 0.49	$ 0.55
Diluted	0.39	0.47	0.49	0.55

2002 by Quarter:	First	Second	Third	Fourth
Revenues	$1,710.7	$1,855.8	$1,912.8	$2,023.3
Expenses	1,348.5	1,440.6	1,436.1	1,544.0
Other income (expense), net	(33.3)	(17.6)	(25.9)	(24.1)
Income before income taxes, minority interest, equity earnings in affiliates and discontinued operations	328.9	397.6	450.8	455.2
Income tax expense	89.0	103.7	120.0	109.6
Minority interest	(19.8)	(24.8)	(24.3)	(27.7)
Equity earnings in affiliates	24.1	28.0	33.6	32.9
Discontinued operations, net of tax of $0.9, $2.6, $3.4, and $3.0 million, respectively	0.1	1.5	2.4	1.7
Net income	$ 244.3	$ 298.6	$ 342.5	$ 352.5
Earnings per share from continuing operations				
Basic	$ 0.32	$ 0.39	$ 0.45	$ 0.47
Diluted	0.31	0.38	0.44	0.46
Earnings per share				
Basic	$ 0.32	$ 0.39	$ 0.45	$ 0.47
Diluted	0.31	0.39	0.45	0.46

All periods have been restated to reflect NYCE as a discontinued operation.

NOTE 18: ASSETS HELD *for* SALE *and* DISCONTINUED OPERATIONS

Pursuant to the terms of its agreement with the DOJ, the Company has agreed to divest its 64% interest in NYCE, within 150 calendar days of the signing of the Hold Separate Stipulation and Order by the United States District Court, or within five days after notice of entry of the final judgment by the United States District Court, whichever is later. The DOJ, in consultation with the plaintiff states, may agree to one or more extensions of the time period for divestiture, with such extensions not to exceed 90 calendar days in total. The Company has agreed to use its best efforts to accomplish the divestiture as expeditiously as possible and within the specified time period.

The Company's financial statements reflect NYCE as a discontinued operation due to the required divestiture under the agreement with the DOJ. The assets and liabilities of NYCE are classified under the captions "Assets held for sale" and "Liabilities related to assets held for sale" on the Consolidated Balance Sheets. The results of operations are treated as income from discontinued operations, net of tax, and separately stated on the Consolidated Statements of Income, below income from continuing operations.

Included in the discontinued operations calculation is allocated interest in accordance with Emerging Issues Task Force 87-24 "Allocation of Interest to Discontinued Operations" of $5.6 million, $5.8 million and $2.1 million for the years ending December 31, 2003, 2002, and 2001, respectively. The majority of NYCE operations were historically included in the merchant services segment.

In accordance with SFAS 144, the Company performed an asset impairment test as circumstances have arisen that now indicate NYCE will be sold. The Company completed the asset impairment test on NYCE and concluded that no impairment was necessary.

The following table presents the summarized results of operations for each of the years in the three-year period ended December 31, 2003 related to the Company's assets held for sale.

(in millions)	2003	2002	2001
Revenue	$143.3	$133.6	$49.4
Expenses*	100.5	111.8	41.5
Income before income taxes	42.8	21.8	7.9
Income taxes	17.6	9.9	3.8
Minority interest expense, net of tax	10.5	6.2	0.9
Income from discontinued operations	$ 14.7	$ 5.7	$ 3.2

* *Included in expenses are amortization of the intangibles based on the 2001 purchase price and allocated interest as noted above.*

The following table presents the balance sheet related to the assets and liabilities held for sale as of December 31, 2003 and 2002.

(in millions)	2003	2002
ASSETS:		
Cash and cash equivalents	$ 67.8	$ 29.0
Accounts receivable, net of allowance for doubtful accounts	13.0	11.5
Property and equipment, net of accumulated depreciation	11.6	10.3
Goodwill	309.9	309.9
Other intangibles, net of accumulated amortization	96.3	108.2
Other assets	4.7	3.7
Total assets held for sale	$503.3	$472.6
LIABILITIES:		
Accounts payable and other liabilities	$135.4	$108.9
Borrowings	1.1	—
Total liabilities related to assets held for sale	$136.5	$108.9

THE STOCKHOLDERS *and* BOARD OF DIRECTORS
***of* FIRST DATA CORPORATION**

We have audited the accompanying consolidated balance sheets of First Data Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Data Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company ceased amortizing goodwill in accordance with the requirements of Statement of Financial Accounting Standards No. 142.



Ernst & Young LLP

Denver, Colorado
February 2, 2004

CORPORATE HEADQUARTERS

6200 South Quebec Street
Greenwood Village, CO 80111
(303) 967-8000

TRANSFER AGENT *and* REGISTRAR

Shareholders with questions concerning their stock holdings or dividends, or with address changes should contact:

Wells Fargo Bank Minnesota, National Association
161 North Concord Exchange
South St. Paul, MN 55075
(651) 450-4064 or (800) 468-9716

INDEPENDENT AUDITORS

Ernst & Young LLP
370 17th Street, Suite 3300
Denver, CO 80202

FINANCIAL INFORMATION *and* REPORTS

The company routinely sends out annual shareholder reports and press releases. To receive this information please write the company at 6200 South Quebec Street, Greenwood Village, CO 80111, call (303) 967-6756 or visit the "Invest" section of our Web site at www.firstdata.com. A copy of the First Data 2003 Form 10-K report to the Securities and Exchange Commission will be furnished to shareholders without charge (except charges for providing exhibits) upon written request to the company. Analysts and investors seeking additional investment information about the company can contact the Investor Relations Department at (303) 967-6756. For more information about First Data Corporation, please visit the company on the Internet at www.firstdata.com.

STOCK PRICES

First Data common stock is traded on the New York Stock Exchange under the symbol "FDC." The intraday high and low prices for the company's common stock by quarter during the last two years were as follows:

	2003		2002	
Quarter Ended	High	Low	High	Low
March 31	$38.30	$30.90	$44.05	$37.98
June 30	$44.90	$32.50	$45.08	$35.15
September 30	$43.63	$36.98	$39.24	$26.84
December 31	$41.60	$33.26	$37.74	$23.75

These prices reflect the 2-for-1 stock split on June 4, 2002.

SHAREHOLDERS *of* RECORD

The number of shareholders of record was 3,005 and 3,098 at December 31, 2003 and 2002, respectively.

DIVIDENDS

Adjusted for the 2-for-1 stock split on June 4, 2002, the company declared a quarterly cash dividend of $0.01 per common share in 1Q 2002, and $0.02 per common share in 2Q-4Q 2002 and 1Q-4Q 2003.

ANNUAL MEETING

The Annual Meeting of Shareholders of First Data Corporation will be held at the Inverness Hotel at 200 Inverness Drive West, Englewood, CO 80112 on Wednesday, May 19, 2004 at 11:30 a.m. local time.

TRADEMARKS, SERVICE MARKS *and* TRADE NAMES

CORPORATE GOVERNANCE

To review the company's corporate governance guidelines, board committee charters and codes of business conduct and ethics, please visit the "Governance" section of our Web site at www.firstdata.com.

FIRST DATA

FIRST DATA CORPORATION

6200 South Quebec Street
Greenwood Village, CO 80111
(303) 967-8000
www.firstdata.com